Thornburg | Mortgage

2001 Annual Report

and 10-K

home loans

the new mortgage lender



Who We Are

Thornburg Mortgage is a single family residential mortgage origination and acquisition company with **$5.8 billion** in assets that seeks to deliver attractive dividend income and steady growth for its shareholders through the acquisition and origination of high credit quality adjustable-rate mortgage assets. Capitalizing on its innovative lending model and REIT tax structure, Thornburg Mortgage is a low cost provider of specialized mortgage loan products for borrowers with excellent credit, and is positioned to become one of the top 50 mortgage lenders in the country.



Inside

Table of Contents

Financial Highlights (Amounts in thousands, except per share data)

INCOME STATEMENT HIGHLIGHTS

	2001	2000	1999	1998	1997
Net interest income	$ 78,765	$ 36,630	$ 34,015	$ 31,040	$ 49,064
Net income	$ 58,460	$ 29,165	$ 25,584	$ 22,695	$ 41,402
Basic earnings per share	$ 2.09	$ 1.05	$ 0.88	$ 0.75	$ 1.95
Diluted earnings per share	$ 2.09	$ 1.05	$ 0.88	$ 0.75	$ 1.94
Taxable income per share	$ 2.13	$ 1.07	$ 0.99	$ 0.84	$ 1.98
Average common shares	24,754	21,506	21,490	21,488	18,048
Dividends per common share [1]	$ 1.75	$ 0.96	$ 0.92	$ 1.14	$ 1.97
Portfolio margin	1.67%	0.86%	0.77%	0.64%	1.30%
Return on average equity	13.82%	6.90%	5.81%	4.80%	12.72%
Noninterest expense to average assets	0.38%	0.16%	0.12%	0.13%	0.21%

BALANCE SHEET HIGHLIGHTS

As of December 31	2001	2000	1999	1998	1997
Adjustable-rate mortgage (ARM) assets	$ 5,732,576	$ 4,139,461	$ 4,326,098	$ 4,268,417	$ 4,638,694
Total assets	$ 5,803,648	$ 4,190,167	$ 4,375,965	$ 4,344,633	$ 4,691,116
Shareholders' equity [2]	$ 569,224	$ 395,965	$ 394,241	$ 395,484	$ 380,658
Historical book value per common share [2]	$ 15.12	$ 15.30	$ 15.28	$ 15.34	$ 15.53
Market value adjusted book value per common share	$ 14.02	$ 11.67	$ 11.40	$ 11.45	$ 14.42
Number of common shares	33,305	21,572	21,490	21,490	20,280
Yield on ARM assets	5.09%	7.06%	6.38%	5.86%	6.38%

(1) For the applicable year as reported in the company's quarterly earnings announcements.
(2) Before unrealized market value adjustments.


Net Income
(millions)
$41.4
$22.7
$25.6
$29.2
$58.5
1997 1998 1999 2000 2001
Dividends
(dollars per common share)
$1.97
$1.14
$0.92
$0.96
$1.75
1997 1998 1999 2000 2001
ARM Assets
(billions)
$4.6
$4.3
$4.3
$4.1
$5.7
1997 1998 1999 2000 2001



Dear Fellow Shareholders:

2001 was a remarkable year for Thornburg Mortgage and it is with great pride that we report record results for our shareholders. Earnings per share virtually doubled, loan origination activity increased on average over 100% each quarter and our return on equity (ROE) averaged 14%, up two fold from 2000. In a difficult year for economies and investors around the world, our performance was gratifying and continues to validate the new business model we have created to deliver consistently improved results for our shareholders. Since 1998, our annual earnings growth rate has averaged 41%, and we expect to achieve double-digit earnings growth in 2002.

Your stock closed the year at $19.70, an increase of 117%, and combined with dividends paid in 2001, resulted in a total return of over 145% – 88% better than the average gain of mortgage real estate investment trusts (REITs) (77%), and far surpassing the performance of other equities. TMA has generated very favorable returns for the third consecutive year. What's more, our dividend yield averaged 11% last year, which is more than eight times greater than the average for stocks in the S&P 500 (1.36%).

Our record results are a testament to our successful transition from a static portfolio investor into a full-fledged operating company. At the core of this transition is the successful execution of a series of initiatives we've implemented over the past four years to diversify our acquisition channels and product mix, including the establishment of our mortgage origination capability in 2001. This rapidly growing area of our business, which enables us to acquire new assets at a lower cost and generally with higher yields relative to our wholesale acquisition channels (mortgage backed securities and whole loans), will enhance and stabilize our profitability going forward. In addition, our origination capability is a key attribute that differentiates us from other mortgage REITs; a factor that we anticipate will be reflected in our valuation over time.

Performance

Performance of Equity Markets (total returns, except where noted)



1999
2000
2001
19.3%
22.4%
145.8%
85.6%
-39.3%
-21.1%
21.0%
-9.1%
-11.9%
-7.5%
16.0%
5.5%
-6.5%
25.9%
15.5%
-8.9%
59.7%
-30.4%
-8.7%
20.1%
4.6%
TMA
NASDAQ COMPOSITE(1)
S&P 500
10-YEAR TREASURY
NAREIT COMPOSITE
S&P UTILITIES
LEHMAN LONG-TERM BOND INDEX

(1) Price appreciation only. Source: National Association of Real Estate Investment Trusts®

Operating results in 2001 set a new benchmark for the company. We reported earnings of $58.5 million, or $2.09 per common share, a 99% increase over 2000 results of $29.2 million, or $1.05 per common share. Our exceptional earnings growth was driven by a 117 basis point improvement in our portfolio margin, increasing to 2.10%. This improvement was due to several factors, including a declining cost of funds, reduced purchase premium amortization, the continued decline of lower yielding assets acquired prior to 1998, our growing loan origination business, and our ability to deploy new capital in an earnings additive fashion.

Strong portfolio growth was also fueled by approximately $155 million of new equity capital raised in two secondary offerings conducted in August and November. The funds raised allowed us to take advantage of favorable market conditions by quickly adding higher margin assets to our portfolio. We ended 2001 with total assets of $5.8 billion.

High Credit Quality Portfolio


BBB 0.7%
A/BBB 2.1%
"A" Quality Whole Loans 1.7%
Agency/AAA/AA 95.5%

Mortgage Purchase Premium[1]


2.47%
1.95%
1.64%
0.94%
1998
1999
2000
2001

[1] Percent of total premium to total ARM portfolio.

up 39% from last year, with new assets being acquired at an average purchase price of 100.1%. As illustrated, asset quality remained exceptional with 96% of our portfolio rated AAA, AA, or government guaranteed. Maintaining exceptional asset quality mitigates credit risk and ensures our ability to obtain financing in any economic environment.

Hybrid ARMs, which are ARMs with an initial fixed-rate period – mostly three to five years in our case – continue to comprise a significant portion of our portfolio, accounting for 42% of total assets at year-end. Because we use comparable fixed-rate financing to fund these assets, we have effectively locked in very attractive spreads during the fixed-rate period of these assets. This strategy should improve future earnings without increasing interest rate or prepayment risk.

Notable progress was also made to further reduce the average price we paid to acquire assets. This reduction is a direct result of the increase in hybrid ARMs and originated assets in our portfolio, since they are acquired or originated at prices much closer to par. At year-end, the purchase premium on the portfolio was 0.94% of ARM assets, down substantially from 1.64% a year ago and 2.47% in 1998. This reduction in purchase premium has significantly reduced our exposure to prepayment risk. For example, in 2001 our portfolio prepayment rate averaged 27%, comparable to the 31% average prepayment rate we experienced in 1998, yet our purchase premium amortization declined considerably between these years, from $49.7 million in 1998 to $20.1 million in 2001. In effect, the reduction in purchase premium saved the company $1.19 in earnings per share in 2001, as compared to 1998.





Looking ahead, our goals are ambitious, but attainable. First, we will continue to grow our origination capability with the ultimate goal of becoming one of the top 50 single family residential mortgage lenders in the country. Our low cost business model and focus on innovative mortgage products for high quality borrowers make us unique among mortgage lenders. Even as refinancing activity subsides, we believe our competitive rates, innovative use of technology and specialized products and services will allow us to continue to gain market share in this highly competitive industry. Second, we intend to increase our market capitalization to $1.0 billion over the next two to three years by opportunistically raising new equity capital. This will enable Thornburg Mortgage to grow to a small-cap company, which we believe will allow us to attract and retain a broader base of long-term shareholders and also allow us to generate additional earnings growth.

On behalf of everyone at Thornburg Mortgage, we thank you, our shareholders, for your continued confidence in our developing business strategy. We have a dedicated and talented team of individuals that have made Thornburg Mortgage the great company it is today, and their commitment to our future will contribute to the greater company we will become. As an evolving company with exciting growth possibilities, we look forward to rewarding you in 2002 and beyond through the successful execution and expansion of our innovative lending model.

Sincerely,

Garrett Thornburg
Chairman of the Board and
Chief Executive Officer

Larry A. Goldstone
President and Chief Operating Officer

February 2002

Becoming the New Mortgage Lender

Over the past four years, Thornburg Mortgage has significantly expanded its mortgage acquisition channels and product mix, transforming the company from a mortgage-backed securities (MBS) portfolio manager into a mortgage lending company. Given the success of these initiatives through varying economic and interest rate environments, we are confident this strategic shift

BULK LOANS

In 1997 we began acquiring packages of ARM loans to supplement our MBS acquisitions. Capitalizing on our strong balance sheet, we can purchase loans produced by other lenders that lack the capital or operating efficiency to retain them profitably.

HYBRID ARMS

Introducing hybrid ARMs in 1998 increased profitability without adding interest rate risk and reduced prepayment risk as well. Typically less costly than traditional ARMs, attractive spreads can be locked in during the fixed rate period with comparable fixed-rate financing.



will enhance and sustain the company's earnings power going forward. With its innovative lending model firmly established, Thornburg Mortgage is now positioned to become one of the top 50 single family residential mortgage lenders in the country.

LOAN SECURITIZATION

In 1998 we established an internal process for "securitizing" loans, thereby creating our own high quality MBS. By converting the majority of our loans into AAA rated securities, we reduce our financing costs and improve access to financing throughout the economic cycle.

CORRESPONDENT LENDING

In 1999 we began purchasing individual loans from select mortgage lenders that originate loans to our pricing, underwriting and product specifications. A proven source of excellent high quality loans and a more profitable acquisition channel, it also provides access to customer relationships.

DIRECT LENDING

In late 2000 we began originating loans direct to borrowers with excellent credit via the Internet and telephone. Loans are originated with attractive profit margins typically exceeding those of other acquisition channels because no middlemen are involved. Servicing fees and other fee income can also be generated from our growing customer base.

Pursuing a Diversified Business Strategy

Since inception nine years ago, our objective has been to consistently provide our shareholders with attractive and predictable financial results. Initially, our business model focused exclusively on the acquisition of adjustable-rate mortgage backed securities (MBS). While this strategy worked well because of its focus on high quality liquid assets, our reliance on a single acquisition channel created too much earnings volatility, especially during periods of significant mortgage refinance activity. We were profitable, but our performance was not consistent through an interest rate cycle. In response, we have actively pursued diversification and growth to create consistency and to maximize the value of our core mortgage business.

A key profitability component is the premium (or purchase price above par) at which assets are acquired or originated for the portfolio. The lower the premium, the less impact prepayments have on our margin. In 1998, our earnings were negatively affected by historically high prepayments brought on by the Federal Reserve aggressively cutting interest rates in response to the global liquidity crisis. At that time, we relied heavily on MBS to fulfill our portfolio needs, and were paying a significant premium for them. Diversifying our acquisition channels and product mix gives us the flexibility to selectively acquire or originate ARM assets at prices much closer to par, significantly reducing the negative impact of increased prepayments.





Adding hybrid ARMs and establishing loan acquisition and origination channels should also provide greater earnings and dividend stability and boost our earnings potential over time. Even after higher financing costs, the profitability of hybrid ARMs is currently greater than traditional ARMs. As this component of the portfolio increases, it will contribute further to improved returns while reducing our sensitivity to changing interest rates. Loans originated through correspondent lenders or direct to the public through our mortgage lending subsidiary, Thornburg Mortgage Home Loans, Inc., generally provide higher yields relative to our wholesale acquisition channels (MBS and whole loans), and can be originated at a lower cost. Our intent is to grow our origination channels in a meaningful way, becoming less reliant on wholesale purchases to fulfill our portfolio needs. Emphasizing loan production will maximize our revenue potential while minimizing our exposure to interest rate risk.

Word on the Street

Word on the Street

"The diversity in the company's origination capability is not only important from a volume growth and portfolio growth perspective, but also a profitability perspective. Since spreads can vary based on the various supply/demand dynamics occurring in each distribution channel, TMA has the flexibility to garner larger acquisition opportunities in the channel having the best economics given the market environment at the time. In addition, it increases the company's ability to acquire higher quality assets."

MOSHE ORENBACH
Managing Director, Equity Research
Credit Suisse First Boston

Diversified Product Mix

Our portfolio consists of two types of adjustable-rate mortgage assets (ARMs), traditional ARMs and hybrid ARMs. Traditional ARMs have interest rates that reprice, or change, either monthly, semi-annually, or annually, while hybrid ARMs have a fixed rate of interest for an initial period, generally three to five years, before converting to a traditional ARM for the remaining term (typically 30 years). We focus solely on ARMs, and do not invest in any 15 or 30-year fixed-rate assets, because the yields on ARMs change in accord with changes in our financing costs, thereby limiting our exposure to interest rate fluctuations.

TRADITIONAL ARMS

Fifty-eight percent of our portfolio consists primarily of traditional ARMs that reset to new interest rate levels, on average, every 89 days. In 2001 we benefited from falling short-term interest rates, as the rates on our borrowings used to purchase traditional ARMs declined more rapidly than the yields on these assets, resulting in wider spreads and increased profitability. This benefit was partially offset by lower ARM yields, the consequence of a very low interest rate environment. However, once interest rates begin to rise, the yields on our traditional ARMs will adjust upwards, and we expect to realize a higher ROE, as a portion of these ARMs are funded with equity, not borrowed funds.

HYBRID ARMS

In 1998 hybrid ARMs were introduced to the portfolio and have increasingly become a larger proportion of the company's portfolio mix, accounting for 42% of ARM assets at year-end. Because the initial interest rate on hybrid ARMs is fixed for a period of time, these assets can be acquired at a lower premium than traditional ARMs, thereby providing a much more predictable yield over the life of the loan, regardless of prepayment activity. In addition, our hybrid ARMs are financed in such a way to minimize the impact of rapid changes in interest rates. When acquiring hybrid ARMs we "lock-in" a spread during the fixed-rate period of the loan by borrowing comparable term fixed-rate financing. As of December 31, 2001 we had borrowed, or committed to borrow, $2.5 billion of fixed-rate financing having an average maturity of 2.9 years, approximating the average fixed-rate period of the hybrid ARM portfolio. We expect that spreads during the locked-in period will only be moderately impacted by interest rate changes.

Hybrid ARMs have typically earned a higher level of profitability than traditional ARMs, especially when they are generated through our origination channels. Of the $590.3 million of loans originated in 2001, 86% were hybrid ARMs. Given the average person in the U.S. moves every four years, hybrid ARMs are quickly becoming attractive and more widely accepted alternatives to higher priced 15 and 30-year fixed-rate mortgage loans. As our origination business continues to grow, hybrid ARMs should continue to contribute meaningfully to our profitability.

Diversified Product Mix


Traditional ARMS
58%
42%
Hybrid ARMS



Diversified Acquisition Channels

Broadening our acquisition channels not only increases our sources for mortgage assets, it also increases our profitability and further reduces pre-payment risk. In prior years, we relied heavily on our wholesale acquisition channels to fulfill our acquisition needs often paying sizeable premiums in the process. Going forward, wholesale assets will fulfill our portfolio requirements not already met through our origination channels. Because we are no longer reliant on a single acquisition channel, we can purchase high quality MBS or bulk packages of loans more opportunistically, taking advantage of attractive opportunities in the wholesale market when they arise.

Mortgage Acquisition Channels



Mortgage-Backed Securities
Bulk Loans
Correspondent Lending
Direct Lending
Loan Securitization
Loan Servicing
ARM Asset Portfolio
Wholesale
Retail

Acquisition/Origination Activity by Channel


Retail 3%
Correspondent 13%
MBS 69%
Bulk 15%

For Year-End December 31, 2001


Retail 12%
MBS 29%
Correspondent 30%
Bulk 29%

2002 Target Allocation

As depicted, our wholesale purchases were up significantly in 2001, a result of two secondary offerings conducted in the fall. In order to capitalize on exceptionally favorable market conditions as quickly as possible, we primarily purchased MBS and bulk loans with the offering proceeds. Over time these assets will be replaced with higher yielding originated products. We estimate that MBS and bulk loans will each account for 29% of our portfolio acquisitions in 2002, a notable decline from their combined contribution of 84% in 2001, and an indication of the direction we are taking.

Expanding our acquisition channels is also advantageous because loans can be originated through our correspondent and direct origination channels at a lower cost than ARMs we acquire through wholesale acquisition channels. By focusing on acquiring lower priced assets over the past three years, we have significantly lowered the premium paid for assets so that even rapid changes in prepayment activity going forward should have minimal impact on earnings.

Another benefit is that originated loans historically have had higher spreads than those acquired through wholesale acquisition channels, primarily because we are eliminating the middlemen involved in these transactions. As originated loans become a more significant component of the portfolio, we expect they will replace lower return assets and profitability should continue to improve. Our objective in 2002 is that approximately 40% of our portfolio acquisitions will come from originations, up from 16% in 2001. In addition, since the company retains the servicing rights on its directly originated loans, customer retention should improve and have a positive impact on profitability and growth as we pursue other sources of fee income.

Wholesale Acquisition Channels

Through our wholesale acquisition channels we acquire high quality MBS and packages of "A" quality mortgage loans. When acquiring MBS, we generally only acquire the highest quality adjustable-rate MBS, those guaranteed by an agency of the federal government or those rated AA or AAA by Standard and Poor's or the equivalent rating by Moody's Investor Service, Inc. Over the last five years, this has been our most active channel through which we have acquired over $8.8 billion of adjustable-rate MBS.

We purchase packages of ARM loans from banks, thrifts, and mortgage and investment banks. These institutions sell their loans either because they lack the capital structure or the cost structure to hold them profitably. Since late 1997 we have successfully acquired over $2.5 billion of ARM loans for our portfolio, approximately 98% of which have been converted through our internal securitization efforts into either federally guaranteed or AAA- or AA-rated MBS. MBS are more readily financeable forms of collateral because they are highly liquid. Utilizing the securitization process maximizes our ability to obtain financing from our lending partners and reduces the cost of that capital.

All bulk loan purchases undergo a comprehensive underwriting review prior to our purchase that ensures the property values and borrowers' financial and credit histories meet our stringent credit standards. Since we began acquiring loans for the portfolio, our 60-day delinquency rate has consistently been below industry average. Today it stands at just 0.10%, compared to 1.52% for the industry as a whole. Our current objective is to identify bulk loan packages where we can simultaneously purchase servicing rights as part of the transaction. This will allow us to continue to build our growing customer base through our loan servicing portfolio.

Wholesale Purchases (millions)



$3,053.0
$2,594.2
$1,262.5
$864.4
$3,660.0
1997
1998
1999
2000
2001
MBS
Bulk Loans

Getting the Credit Right

Adhering to our stringent credit standards and loan review process has paid off. Since late 1997, Thornburg Mortgage has acquired or originated more than $3.2 billion of mortgage loans for its portfolio, but has only written off $175,000 in losses against reserves of over $8 million. Moreover, 60-day plus delinquent loans stand at only 0.10% of total loans compared to the national average of 1.52%.

Delinquent Loans as a Percentage of Loan Portfolio[1]



2.0%
1.5
1.0
0.5
0.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
1998
1999
2000
2001
TMA
MBA National Delinquency Survey

[1] Delinquent loans include loans that are delinquent for 60 or more days, foreclosures, and REO.

Origination Channels

In an important way, Thornburg Mortgage is redefining the concept of mortgage lending. Our operating efficiency, delivery mechanism, portfolio strategy and REIT tax structure have allowed us to expand into the origination business while increasing returns to shareholders. Unlike most mortgage bankers and lenders, we do not have an on-going high, fixed cost infrastructure since we utilize private label, third party vendors to handle the majority of our underwriting, processing and closing of loans. We also use a subservicer to service our loans. We generally pay these providers based on results – that is, closed loans. This method of operation keeps our fixed costs low, giving us a significant cost advantage in this highly competitive and cyclical business.

Our mortgage lending strategy is also unique because we lend principally to fulfill our portfolio asset needs. For that reason, our volume requirements are small relative to the size of the market. Our success is contingent on originating higher margin ARM assets for our portfolio, not accelerating inventory turnover to generate loan sale gains, a standard practice in the mortgage origination business today. As a portfolio lender, we can also offer unique and innovative products tailored to individual borrowers' needs. For example, we can offer interest-only loans, pledged asset loans and loans tied to multiple indexes and with multiple maturities. These specialized product features give us another advantage as we compete for mortgage loans.

Our delivery method is also unique and highly efficient. We do not have any costs associated with paying commissioned loan officers and maintaining an expensive retail branch network staffed with personnel around the country. Rather, we make our loans available over the Internet and by telephone. As a result, we can keep our costs low and pass the savings on to borrowers in the form of lower rates.

Another advantage is our REIT tax structure, which provides a tax efficient vehicle to hold and manage our assets, and provides us with financial benefits relative to our peers. Because Thornburg Mortgage is organized as a real estate investment trust (REIT), we are exempt from paying state and federal taxes. The REIT structure gives us the ability to pursue a risk-adverse operating strategy and still provide very attractive returns to shareholders. Being a REIT also allows us to convert our tax savings into highly competitive mortgage rates, which will help us to gain market share in the residential mortgage market as we attract and retain borrowers.

Loan Originations (millions)


$66.9
$30.4
$79.2
$215.3
$265.4
$338.3
1999/2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q4 2001(1)
Correspondent
Direct

(1) Pipeline as of December 31, 2001.

Over the last three years, we have developed the ability to originate loans on a correspondent and direct basis. Originated loan production ramped up significantly in 2001 and was running at approximately $1.1 billion per year at year-end. In 2002, we expect approximately 40% of the company's asset acquisitions to come from originations. These channels are important not only from a volume and portfolio growth perspective, but also a profitability perspective. As our mortgage lending capability grows, a greater proportion of our portfolio will be comprised of more profitable products, and overall profitability should improve. Our innovative lending model differentiates us from our competitors, including other mortgage REITs and other mortgage lenders. As we demonstrate the success of this strategy, we believe we will be rewarded with a higher share price valuation over time.

CORRESPONDENT LENDING

In 1999, we expanded our acquisition channels to include correspondent lending. Through this channel we purchase individual loans from select mortgage lenders that originate to our pricing, underwriting and product specifications. We select our correspondent relationships very carefully, concentrating on lenders that appeal to our preferred customers – "A" quality borrowers – individuals having excellent credit profiles. This ensures our loan quality remains exceptional and will effectively insulate us from loan default risk. Our correspondents have proven to be an excellent source of high quality loans. The average down payment is 38% and the average credit score is 741 (out of a possible 800), both well above industry average.

Since 1999, we have originated over $547 million of loans through our correspondent channel and currently have over 50 correspondent lenders with whom we have on-going relationships. We also look for correspondents who are willing to sell the servicing rights along with their loans in order to further grow our loan servicing base. Over the next three years, our goal is to continue to expand our network of correspondents across the country, and to increase the volume of correspondent loans being originated annually to $2 billion per year, more than four times the $482 million generated in 2001.



DIRECT LENDING

Late in 2000, we began originating loans directly to consumers via the Internet and over the telephone through our mortgage lending subsidiary, Thornburg Mortgage Home Loans, Inc. (TMHL). In 2001, roughly 65% of these loan transactions were initiated over the Internet. Our low cost structure, efficient delivery mechanism and tax-advantaged REIT status allow us to originate loans very cost-effectively. Because of these cost advantages, we are also able to offer highly competitive rates directly to borrowers, increasing our ability to achieve a growing level of origination activity from this channel. We expect the direct retail channel will be a key driver of improved profitability for the company going forward.

We currently operate in a large and growing market, with roughly $850 billion of high quality ARMs outstanding and an organic growth rate projected at 6% a year. Given our small size relative to the market, we have a significant opportunity to

Exceptional Loan Quality [1]

	Bulk	Correspondent	Retail
Average Loan Credit Scores (FICO)	734	741	735
Average Loan-to-Value	68%	62%	67%
Full Documentation	88%	96%	96%
Average Total Debt to Income	37%	29%	30%

[1] Loan originations/acquisitions total $3.2 billion.


INVESTOR INFORMATION
HOME MORTGAGES

The On Line Advantage

Our website provides information and financial tools to help borrowers select the right mortgage product and manage the home purchase process. In addition to shopping rates, terms and other mortgage features, borrowers can apply for and track their loan, and "chat" live with a loan specialist. In 2001, 65% of our direct loan originations were initiated over the Internet.

65%



grow our origination business. We believe we will be able to continue to gain market share regardless of the underlying growth rate of the ARM market, because our inherent competitive advantages translate into great rates, innovative mortgage products and exceptional service.

We made tremendous strides in 2001 in developing our direct retail channel. Our extremely competitive rates and attractive product offerings resulted in solid quarter-over-quarter growth. Since launching this initiative, we have closed $109.6 million of loans. We also gained momentum throughout the year as we became licensed in more states. TMHL is now licensed to lend in 39 states, and has as its ultimate goal to be licensed in all 50 states. In addition, TMHL's loan servicing portfolio grew to $477.9 million, representing 1,141 customers. The servicing component will enhance earnings over time as we retain customers through refinancing and provide additional financial services.

We continue to attract highly credit worthy borrowers, which minimizes credit risk. As with our correspondent customers, the credit profiles of our direct borrowers are exceptional. The average credit score is 735 and the average down payment is 33%. These and other loan quality characteristics indicate that our loan delinquency and default rates should remain well below industry average in the future. In addition, the borrowers we attract tend to be financially sophisticated, experienced homeowners that are typically looking for more than a great mortgage rate. With our wide range of innovative loan products such as interest-only payment options, varied loan amortization terms and our pledged asset loan program, our loan specialists can work closely with borrowers and their financial advisors to tailor a mortgage specific to their financial planning goals.

What's more, these types of borrowers also tend to be very service-oriented. We have experienced notable early stage success, and are working diligently to build the appropriate infrastructure to ensure a high level of customer service. Over the long term, we understand that providing exceptional service, delivered through a highly personable and competent staff is critical to the success of our direct origination efforts. If we can firmly establish our reputation as a mortgage lender that provides outstanding customer service, in addition to providing exceptional mortgage rates on a comprehensive range of unique mortgage products, we believe we will generate significant volume growth, and distinguish ourselves from other mortgage originators. This will ensure our future growth and improve our cross-selling opportunities in the future.

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders
Thornburg Mortgage, Inc.
Santa Fe, New Mexico

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Thornburg Mortgage, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated income statements, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001 (not presented herein); and in our report dated January 25, 2002, except for Note 1, as to which date is February 12, 2002, we expressed an unqualified opinion on those consolidated financial statements. As described in Note 1 to those financial statements, on January 1, 2001 the company changed its accounting for derivative instruments.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas
January 25, 2002

Condensed Consolidated Balance Sheets

(Amounts in thousands)

ASSETS	December 31, 2001	December 31, 2000
Adjustable-rate mortgage ("ARM") assets:		
ARM securities	$ 5,163,058	$ 3,359,352
Collateral for collateralized notes	470,752	615,696
ARM loans held for securitization	98,766	164,413
	5,732,576	4,139,461
Cash and cash equivalents	33,884	13,105
Accrued interest receivable	33,483	32,730
Prepaid expenses and other	3,705	4,871
	$ 5,803,648	$ 4,190,167

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Reverse repurchase agreements	$ 4,738,827	$ 2,961,617
Collateralized notes	432,581	603,910
Other borrowings	40,283	158,593
Payable for assets purchased	18,200	124,942
Accrued interest payable	12,160	20,519
Dividends payable	19,987	1,670
Accrued expenses and other	8,952	1,378
	5,270,990	3,872,629
Shareholders' Equity		
Preferred stock: 2,760 shares authorized, issued and outstanding	65,805	65,805
Common stock: par value $0.01 per share; 47,218 and 47,240 shares authorized, 33,305 and 22,072 shares issued and 33,305 and 21,572 outstanding, respectively	333	221
Additional paid-in-capital	515,516	343,036
Accumulated other comprehensive income	(36,566)	(78,427)
Notes receivable from stock sales	(7,904)	(5,318)
Retained earnings (deficit)	(4,526)	(3,113)
Treasury stock: at cost, 0 and 500 shares, respectively	—	(4,666)
	532,658	317,538
	$ 5,803,648	$ 4,190,167

Condensed Consolidated Income Statements

(Amounts in thousands, except per share data)

	2001	2000	1999
Interest income from ARM assets and cash	$ 278,594	$ 289,973	$ 260,365
Interest expense on borrowed funds	(199,829)	(253,343)	(226,350)
Net interest income	78,765	36,630	34,015
Loan servicing fees	49	—	—
Gain (loss) on sale of ARM assets	1	287	47
Hedging expense [1]	(1,337)	—	—
Provision for credit losses	(653)	(1,158)	(2,867)
Management fee	(4,897)	(4,158)	(4,088)
Performance fee	(6,716)	(46)	—
Other operating expenses	(6,550)	(2,390)	(1,523)
Net income before cumulative effect of change in accounting principle [1]	58,662	29,165	25,584
Cumulative effect of change in accounting principle [1]	(202)	—	—
NET INCOME	$ 58,460	$ 29,165	$ 25,584
Net income	$ 58,460	$ 29,165	$ 25,584
Dividends on Series A preferred stock	(6,679)	(6,679)	(6,679)
Net income available to common shareholders	$ 51,781	$ 22,486	$ 18,905
Basic and diluted earnings per share before cumulative effect of change in accounting principle [1]	$ 2.10	$ 1.05	$ 0.88
Cumulative effect of change in accounting principle [1]	(0.01)	—	—
Basic and diluted earnings per share	$ 2.09	$ 1.05	$ 0.88
Dividends declared per common share	$ 1.75	$ 0.96	$ 0.92
Average number of common shares outstanding	24,754	21,506	21,490
Noninterest expense as a percent of average assets	0.38%	0.16%	0.12%

[1] Related to the implementation of Financial Accounting Standard (FAS) 133, which affects the accounting for the company's use of hedging instruments.

Common Stock and Market Data

The company's common stock is traded on the New York Stock Exchange under the trading symbol "TMA." As of February 22, 2002, the company had 39,255,366 shares of common stock outstanding which were held by 1,927 holders of record and approximately 34,700 beneficial owners.

The following table sets forth, for the periods indicated, the high, low and closing sales prices per share of common stock as reported on the New York Stock Exchange composite tape and the cash dividends declared per share of common stock.

	Stock Prices			Cash Dividends Declared
2001	High	Low	Close	Per Share
Fourth Quarter ended December 31, 2001	$ 20.70	$ 16.10	$ 19.70	$ 0.55 [1]
Third Quarter ended September 30, 2001	18.01	14.71	16.57	0.50
Second Quarter ended June 30, 2001	15.51	11.78	15.51	0.40
First Quarter ended March 31, 2001	12.21	9.44	12.21	0.30
2000				
Fourth Quarter ended December 31, 2000	$ 9.81	$ 8.63	$ 9.06	$ 0.25 [2]
Third Quarter ended September 30, 2000	9.50	7.38	9.38	0.25
Second Quarter ended June 30, 2000	8.88	7.19	7.19	0.23
First Quarter ended March 31, 2000	9.13	7.06	7.38	0.23
1999				
Fourth Quarter ended December 31, 1999	$ 9.19	$ 7.94	$ 8.25	$ 0.23 [3]
Third Quarter ended September 30, 1999	10.88	8.25	8.81	0.23
Second Quarter ended June 30, 1999	11.38	7.56	10.00	0.23
First Quarter ended March 31, 1999	10.00	7.44	8.63	0.23

(1) The fourth quarter 2001 dividend was declared in December 2001 and paid in January 2002.
(2) The fourth quarter 2000 dividend was declared in January 2001 and paid in February 2001.
(3) The fourth quarter 1999 dividend was declared in January 2000 and paid in February 2000.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(mark one)

__X__ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2001

OR

_____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _______

Commission File Number: 001-11914

THORNBURG MORTGAGE, INC.

(Exact name of Registrant as specified in its Charter)

Maryland	85-0404134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
150 Washington Avenue, Suite 302	
Santa Fe, New Mexico	**87501**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (505) 989-1900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock ($.01 par value)	New York Stock Exchange
Series A 9.68% Cumulative Convertible Preferred Stock ($.01 par value)	New York Stock Exchange

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

At March 4, 2002, the aggregate market value of the voting stock held by non-affiliates was $759,553,913, based on the closing price of the common stock on the New York Stock Exchange.

Number of shares of Common Stock outstanding at March 4 , 2002: 39,290,516

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement dated March 27, 2002, issued in connection with the Annual Meeting of Shareholders of the Registrant to be held on April 25, 2002, are incorporated by reference into Parts I and III.

This Page Left Intentionally Blank

THORNBURG MORTGAGE, Inc.
2001 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

PART I

ITEM 1. BUSINESS

General

We are a single-family residential mortgage origination and acquisition company that originates, acquires and invests in adjustable-rate mortgage ("ARM") assets comprised of ARM securities and ARM loans, thereby providing capital to the single-family residential housing market. ARM securities represent interests in pools of ARM loans, which often include guarantees or other credit enhancements against losses from loan defaults. While we are not a bank or savings and loan, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We use our equity capital and borrowed funds to invest in ARM assets and seek to generate income for distribution to our shareholders based on the difference between the yield on our ARM assets portfolio and the cost of our borrowings. Our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust ("REIT") and therefore generally pass through substantially all of our earnings to shareholders without paying federal or state income tax at the corporate level. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT." We have five qualified REIT subsidiaries, two of which are involved in financing our mortgage loan assets. The two financing subsidiaries, Thornburg Mortgage Funding Corporation and Thornburg Mortgage Acceptance Corporation, are consolidated in our financial statements and federal and state tax returns.

We also have a wholly owned mortgage banking subsidiary, Thornburg Mortgage Home Loans, Inc. ("TMHL"), that conducts our mortgage loan acquisition and origination activities. TMHL acquires or originates single-family residential mortgage loans through three channels: bulk acquisitions, correspondent lending and direct lending. TMHL finances the loans through four warehouse borrowing arrangements, pools loans for securitization and sale to us, and occasionally sells loans to third parties. TMHL's two wholly owned special purpose subsidiaries, Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II, facilitate the securitization and financing of loans. Effective December 31, 2001, we changed the tax status of TMHL and its subsidiaries from taxable REIT subsidiaries to qualified REIT subsidiaries because we determined that the activities of these subsidiaries are consistent with permitted REIT activities and the change would not jeopardize our ability to maintain our tax status as a REIT.

Thornburg Mortgage Advisory Corporation (the "Manager") carries out our day-to-day operations, subject to the supervision of our Board of Directors and under the terms of a management agreement (the "Management Agreement"). See "Employees – The Management Agreement."

Operating Policies and Strategies

Investment Strategies

In the past, our investment strategy consisted solely of purchasing ARM securities and large packages of ARM loans that other mortgage lending institutions had originated and serviced. In 1999, we created a new correspondent lending program, which currently includes approximately 50 approved financial institutions, that enables us to directly acquire ARM loans that meet our underwriting guidelines. In 2000, we began originating loans directly through TMHL. Currently, TMHL is authorized to lend in thirty-nine states and intends eventually to be licensed nationwide. Our origination of loans for our own portfolio will enable us to design our loan products to appeal to high quality, more sophisticated borrowers. In addition, we believe that full diversification of our sources for ARM loans and ARM securities will enable us to consistently acquire and create high quality assets at attractive yields for our portfolio.

We purchase ARM assets from broker-dealers and financial institutions that regularly make markets in these assets. We also purchase ARM assets from other mortgage suppliers, including mortgage bankers, banks, savings and loans, investment banking firms, home builders and other firms involved in originating, packaging and selling mortgage loans. We believe that we have a competitive advantage in the acquisition and investment of these mortgage securities and loans due to the low cost of our operations relative to traditional mortgage investors, such as banks and savings and loans.

Our mortgage assets portfolio may consist of either U.S. Government agency or privately issued (generally publicly registered) mortgage pass-through securities, multi-class pass-through securities, collateralized mortgage obligations ("CMOs"), collateralized bond obligations ("CBOs") which are generally backed by high quality mortgage-backed securities ("MBS"), ARM loans, fixed rate MBS that have an expected duration of one year or less or short-term investments that either mature within one year or have an interest rate that reprices within one year. We also invest in hybrid ARM assets ("Hybrid ARMs"). Hybrid ARMs are typically 30-year loans that have a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to an adjustable rate for the balance of their term We limit our ownership of Hybrid ARMs with fixed rate periods of greater than five years to no more than 10% of our total assets.

Our investment policy is to invest at least 70% of total assets in High Quality adjustable and variable rate mortgage securities and short term investments. High Quality means:

(1) securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by an agency of the U.S. Government;
(2) securities that are rated within one of the two highest rating categories by at least one of either Standard & Poor's Corporation or Moody's Investors Service, Inc. (the "Rating Agencies");
(3) securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security, as determined by the Manager and approved by our Board of Directors; or
(4) the portion of ARM or Hybrid ARM loans that have been deposited into a trust and have received a credit rating of "AA" or better from at least one Rating Agency.

The remainder of our ARM portfolio, comprising not more than 30% of total assets, may consist of Other Investment assets, which may include:

(1) adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single-family, multi-family, commercial or other real estate-related properties so long as they are rated at least Investment Grade at the time of purchase. "Investment Grade" generally means a security rating of "BBB" or "Baa" or better by at least one of the Rating Agencies;
(2) ARM loans collateralized by first liens on single-family residential properties, generally underwritten to "A" quality standards, and acquired for the purpose of future securitization;
(3) fixed rate mortgage loans collateralized by first liens on single-family residential properties originated for sale to third parties;
(4) real estate properties acquired as a result of foreclosing on our ARM loans; or
(5) as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of loan acquisition and securitization efforts and that equal an amount no greater than 17.5% of our shareholders' equity, measured on a historical cost basis.

We currently invest less than 3%, and have in the past generally invested less than 15%, of our total assets in Other Investment assets, excluding loans held for securitization. We do not expect to significantly increase our investment in Other Investment securities despite their generally higher yield. This is primarily due to the difficulty of financing such assets at reasonable financing terms and values through all economic cycles.

Our status as a mortgage REIT enables tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts, to purchase our securities. We generally do not invest in real estate mortgage investment conduit ("REMIC") residuals or other CMO residuals which would result in the creation of excess inclusion income or unrelated business taxable income for tax-exempt investors and which would prevent such investors from investing in our securities.

Acquisition and Securitization of ARM and Hybrid ARM Loans

Through TMHL, we acquire existing pools of ARM and Hybrid ARM loans and individual loans directly from loan originators. We also originate mortgage loans on a retail basis. We intend to securitize all loans that we acquire from third parties and that we originate. We hold the securitized loans in our ARM securities portfolio as High Quality assets. We believe that the acquisition and origination of ARM loans for securitization benefits us by providing: (i) greater control over the quality and types of ARM assets acquired; (ii) the ability to acquire ARM assets at lower prices so that the amount of the premium to be amortized will be reduced in the event of prepayment; (iii) additional sources of new whole-pool ARM assets; and (iv) potentially higher yielding investments in our portfolio.

Bulk Acquisitions and Correspondent Lending

We use two methods, bulk acquisitions and correspondent lending, to acquire third party-originated single-family residential ARM and Hybrid ARM loans. In both methods, we use our in-house staff as well as third party credit underwriters to verify the credit quality of the borrowers, as well as the soundness of the mortgage collateral securing the individual loans. Additionally, prior to the purchase of loans, we obtain representations and warranties from each seller stating that each loan meets the seller's underwriting standards and other requirements. A seller who breaches such representations and warranties may be obligated to repurchase the loan. As added security, we use the services of a third party document custodian to insure the quality and accuracy of all individual mortgage loan closing documents and to hold the documents in safekeeping. As a result, all of the original individual loan closing documents that are signed by the borrower, other than the original credit verification documents, are examined, verified and held by the custodian.

In the Bulk Acquisition Method (the "Bulk Method"), mortgage originators or aggregators sell us pools of ARM loans at market prices, with or without the servicing rights. The loans are originated using the seller's loan products, programs and underwriting guidelines. Additionally, the originator performs the credit review of the borrower, the appraisal of the property and the quality control procedures. We generally only consider the purchase of loans when all of the borrowers have had their incomes and assets verified, their credit checked and appraisals of the properties have been obtained. We or a third party then perform an independent underwriting review of the processing, underwriting and loan closing methodologies that the originators used in qualifying a borrower for a loan. We generally do not review all of the loans in a bulk package of loans, but rather select loans for underwriting review based upon specific criteria such as property location, loan size, effective loan-to-value ratios, borrowers' credit score and other criteria that we believe to be important indicators of credit risk.

In the Flow Acquisition Method (the "Flow Method"), we acquire mortgage loans largely from correspondent lenders who originate such loans using our internally developed loan programs, credit guidelines and underwriting criteria. In certain cases, correspondents sell their own loan products to us, which are originated according to the correspondents' pre-approved product specifications and underwriting guidelines. We pre-qualify all correspondents to determine their financial strength and the soundness of their own established in-house mortgage procedures. Correspondents underwrite each borrower's credit and the value of each property to our approved specifications. This is the same process that originators/sellers use in the Bulk Method except that in the Flow Method we have pre-approved or developed all of the application processing, loan underwriting, credit approval and appraisal guidelines to meet our own credit criteria and portfolio requirements.

Prior to closing, we or designated mortgage insurance companies review all of the loans identified in the Flow Method to insure product quality and compliance with our guidelines. We also obtain a mortgage score for each of the loans acquired through the Flow Method. The mortgage score evaluates not only the borrower's credit but also the geographic location of the property, the economic viability of the area, the general market conditions and the loan product chosen by the borrower. We believe that obtaining mortgage scores for the loans will help in reducing our securitization costs by insuring that we purchase the highest quality mortgage loans with the lowest risk possible. After closing, a third party performs an additional quality control review of certain loans for us in order to verify that such loans were properly underwritten and to confirm that the loan documents are complete and properly executed.

In the past, the originator or seller of the mortgage loans that we acquired through either the Bulk Method or the Flow Method generally retained the servicing rights of such loans. In the third quarter of 2000, we began purchasing the servicing rights on some of the loans that we acquired, with the intent of providing borrowers with integrated, high quality customer service as well as loan modification and refinance opportunities. These efforts are designed to lower prepayment rates on the portfolio through customer retention. In those cases where we buy the servicing rights together with the loans, we contract with a qualified third party subservicer to service the loans on a "private label" basis in our name.

Direct Loan Origination

Our retail lending strategy consists of using our portfolio lending capability, our competitive advantages and our technology to become a low cost, low overhead, efficient lender that provides attractive and innovative mortgage products, competitive mortgage rates, and a high level of customer service. By eliminating intermediaries between us and the borrower, we expect to originate loans at attractive yields while still offering borrowers competitive mortgage rates. In expanding our retail origination business, we intend to continue our strategy of acquiring only High Quality mortgages with the same emphasis on loan quality as in our past loan acquisition activities.

We originate mortgage loans through TMHL. As of February 28, 2002, TMHL was authorized to originate loans in the following thirty-nine states:

Alabama	Kentucky	North Carolina
Alaska	Louisiana	North Dakota
Arkansas	Maine	Oklahoma
California	Maryland	Oregon
Colorado	Massachusetts	South Carolina
Connecticut	Michigan	South Dakota
Delaware	Minnesota	Texas
Florida	Mississippi	Utah
Georgia	Missouri	Vermont
Idaho	Montana	Virginia
Illinois	Nebraska	West Virginia
Indiana	Nevada	Wisconsin
Iowa	New Mexico	Wyoming

We use one of two channels to originate loans directly with borrowers. We originate loans using a call center, where borrowers can call us to inquire about loan products and interest rates, as well as to seek advice and counseling regarding qualifying for a loan and the approval process. In 2001, we expanded this channel to employ third party call center specialists versed in mortgage loan origination so that prospective borrowers are able to apply for a loan over the telephone. A completed mortgage loan application along with a request for additional supporting documentation is sent to the borrower for signature. Our loan processors, or their third party agents, are responsible for working with the borrower to complete the processing of the loan application, obtain a final loan approval and schedule the loan for closing.

We also offer mortgages on-line utilizing a third party, private label, web-based origination system. Prospective borrowers are able to look up mortgage loan product and interest rate information through our website, submit an application on-line and obtain a pre-approval of their loan. Once a mortgage loan application has been submitted, one of our representatives or agents is assigned the responsibility of completing the loan process on behalf of the borrower.

The mortgage origination process is a labor- and document-intensive business that requires significant "back office" systems and personnel. We have contracted with a third party mortgage service provider to provide all of the loan processing, underwriting, documentation and closing functions required to originate and close mortgage loans. Additionally, another third party service provider has staffed a mortgage loan call center for our benefit. These services are provided on a private label basis, meaning that these providers will identify themselves as being our representatives. The benefit to us of this arrangement is that we pay for these services as we use them, without a significant investment in personnel, systems, office space and equipment. Regardless of the origination channel, our borrowers are able to track the progress of an individual mortgage loan application as it makes its way through processing, underwriting and closing using our website. In this way, prospective borrowers are able to stay informed regarding the status of their loan application.

We have also contracted with a third party to provide private label loan servicing using our name for loans which we originate or purchase on a servicing-released basis. This third party subservicer collects mortgage loan payments, manages escrow accounts, provides monthly statements and notices to borrowers, offers on-line mortgage servicing information and provides customer service, loan collection, loss mitigation, foreclosure, bankruptcy and real estate-owned management services. We pay fees for this service based on a fixed fee schedule and the number of loans serviced.

Securitization of ARM Loans

We acquire ARM loans for our portfolio with the intention of securitizing them into pools of High Quality ARM securities. In order to facilitate the securitization of our loans, we generally create subordinate certificates, which provide a limited amount of credit enhancement, and, at times, we purchase an insurance policy from a third party financial guarantor that "wraps" the remaining balance of the loans to a credit rating of "AA" or better. Upon securitization, we hold the High Quality ARM securities and the subordinate certificates in our portfolio which we then finance in the repurchase agreement market or through the issuance of debt obligations in the capital markets. We have a policy that limits the amount of subordinate certificates created from these securitization efforts and rated below Investment Grade that we may hold in our portfolio to 17.5% of our shareholders' equity, as measured on a historical cost basis.

We also securitize eligible loans through a Fannie Mae program. We exchange pools of our eligible loans for Fannie Mae MBS. The MBS pay us interest and principal derived from the interest and principal payments on the underlying mortgages, less a fee paid to the servicer of the loans, and less a guaranty fee paid to Fannie Mae. In this way, we no longer have any credit exposure to the pool of mortgages and have exchanged the pool of mortgages for a High Quality asset. We also negotiate with Fannie Mae to securitize otherwise ineligible products through this program, although occasionally we will retain the credit exposure for the pool. See "Fannie Mae ARM Programs."

Financing Strategies

We finance the purchase of ARM assets using (i) equity capital and (ii) borrowings, such as reverse repurchase agreements, dollar-roll agreements, borrowings under lines of credit, and other secured or unsecured financings which we may establish with approved institutional lenders. We have established lines of credit and collateralized financing agreements with twenty-two different financial institutions. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors.

Our borrowings are primarily at short term rates and in the form of reverse repurchase agreements using our ARM securities as collateral. Reverse repurchase agreements involve a simultaneous sale of pledged assets to a lender at an agreed-upon price in return for the lender's agreement to resell the same assets back to us at a future date (the maturity of the borrowing) at a higher price. The price difference is the cost of borrowing under these agreements. Generally, upon repayment of each reverse repurchase agreement, we immediately pledge the ARM assets used to collateralize the financing to secure a new reverse repurchase agreement. In the event of the insolvency or bankruptcy of a lender during the term of a reverse repurchase agreement, the lender, under the Federal Bankruptcy Code, may be allowed to assume or reject the agreement to resell the assets. If a bankrupt lender rejects its obligation to resell pledged assets to us, our claim against the lender for the resulting damages may be treated as one of many unsecured claims against the lender's assets. These claims would be subject to significant delay and, if and when payments are received, they may be substantially less than the damages that we actually suffer. To mitigate this risk, we enter into collateralized borrowings with only financially sound institutions approved by our Board of Directors, including a majority of unaffiliated directors, and monitor the financial condition of such institutions on a regular, periodic basis.

We also finance the purchase of ARM assets by issuing debt obligations in the capital markets, which are collateralized by securitized pools of our ARM assets that are placed in a trust. The trust pays the principal and interest payments on the debt out of the cash flows received on the collateral. Using such a structure enables us to issue debt that will not be subject to margin calls once the debt obligation has been issued.

We also enter into financing facilities for whole loans. A whole loan is the actual mortgage loan evidenced by a note and secured by a mortgage or deed of trust. We use these credit lines to finance our acquisition of whole loans while we are accumulating loans for securitization or until we arrange more permanent financing in a capital markets, collateralized debt transaction.

Our Bylaws limit borrowings, excluding the collateralized borrowings in the form of reverse repurchase agreements, dollar-roll agreements and other forms of collateralized borrowings discussed above, to no more than 300% of our net assets, on a consolidated basis, unless approved by a majority of our unaffiliated directors. This limitation generally applies only to our unsecured borrowings. For this purpose, the term "net assets" means our total assets (less intangibles) at cost, before deducting depreciation or other non-cash reserves, less total liabilities, as calculated at the end of each quarter in accordance with generally accepted accounting principles. Accordingly, the 300% limitation on unsecured borrowings does not affect our ability to finance our total assets with collateralized borrowings.

Hedging Strategies

We make use of hedging transactions to mitigate the impact of certain adverse changes in interest rates on our net interest income and fair value changes of our ARM assets. In general, ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum rate. This lifetime interest rate cap is a component of the fair value of an ARM asset and can affect our net interest income. The borrowings that we incur to finance our ARM assets portfolio are not subject to equivalent interest rate caps. Accordingly, we purchase interest rate cap agreements ("Cap Agreements") to prevent our borrowing costs from exceeding the lifetime maximum interest rate on our ARM assets. These Cap Agreements have the effect of offsetting a portion of our borrowing costs if prevailing interest rates exceed the rate specified in the Cap Agreement. A Cap Agreement is a contractual agreement for which we pay a fee, which may at times be financed, typically to either a commercial bank or investment banking firm. Pursuant to the terms of the Cap Agreements owned as of December 31, 2001, we will receive cash payments if the applicable index, generally the three- or six-month LIBOR index, increases above certain specified levels, which range from 5.875% to 12.00% and average approximately 10.05%. The fair value of these Cap Agreements generally increases when general market interest rates increase and decreases when market interest rates decrease, helping to partially offset changes in the fair value of our ARM assets related to the effect of the lifetime interest rate cap.

In addition, ARM assets are generally subject to periodic caps. Periodic caps generally limit the maximum interest rate coupon change on any interest rate coupon adjustment date to either a maximum of 1% per semiannual adjustment or 2% per annual adjustment. The borrowings that we incur do not have similar periodic caps. We generally do not hedge against the risk of our borrowing costs rising above the periodic interest rate cap level on the ARM assets because the contractual future interest rate adjustments on the ARM assets will cause their interest rates to increase over time and reestablish the ARM assets' interest rate to a spread over the then current index rate. We attempt to mitigate the effect of periodic caps in several ways. First, the yield on our ARM assets can change by more than the 1% or 2% per periodic interest rate adjustment limitation depending upon how prepayment activity changes as interest rates change. Second, beginning in 1998, we began to acquire variable rate CMOs and CBOs, Hybrid ARMs and certain other ARM loans that do not have a periodic cap. As of December 31, 2001, approximately $4.1 billion of our ARM securities and ARM loans did not have periodic caps or were Hybrid ARMs, representing approximately 71% of total ARM assets.

We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings that have maturities that approximately match the interest rate adjustment periods on our ARM assets. Accordingly, most of our borrowings bear variable or short term fixed (one year or less) interest rates because, as of December 31, 2001, 58.3% of our ARM assets had interest rates that adjust within one year. However, for that part of our portfolio that is financing our Hybrid ARMs, which generally have fixed interest rate periods of from 3 to 10 years and, as of December 31, 2001, averaged a 3.7-year fixed rate period, we extend the maturity of our borrowings such that the difference between the duration of a Hybrid ARM and the duration of the fixed-rate liabilities and equity funding a Hybrid ARM have a duration difference of no more than one year. By maintaining a duration mismatch of less than one year, we expect the price change of our Hybrid ARM portfolio to be a maximum of 1% for every 1% change in interest rates. We generally accomplish this fixed rate maturity extension through the use of interest rate swap agreements in which we contractually agree to pay a fixed interest rate for a specified term and from which we receive a payment that varies monthly with the one month LIBOR Index. As of December 31, 2001, our current interest rate swap portfolio that hedged the financing of Hybrid ARMs had a remaining fixed rate term to maturity of 2.8 years and a duration mismatch of 0.17 years, which is in compliance with our hedging policy.

We may also enter into interest rate swap agreements to manage the average interest rate reset period on our borrowings that finance non-Hybrid ARMs. In accordance with the terms of the swap agreements, we pay a fixed rate of interest during the term of the agreements and receive a payment that varies monthly with the one month LIBOR Index. These agreements have the effect of fixing our borrowing costs on a similar amount of swaps that we own and, as a result, the interest rate variability of our borrowings is reduced. We may also use interest rate swap agreements from time to time to change from one interest rate index to another interest rate index and thus decrease further the basis risk between our interest-yielding assets and the financing of such assets.

In the past, the ARM assets that we held were generally purchased at prices greater than par. We amortize the premiums paid for these assets over their expected lives using the level yield method of accounting. To the extent that the prepayment rate on our ARM assets differs from expectations, our net interest income will be affected. Prepayments generally increase when mortgage interest rates fall below the interest rates on ARM loans. To the extent there is an increase in prepayment rates, resulting in a shortening of the expected lives of our ARM assets, our net income and, therefore, the amount available for dividends could be adversely affected. To mitigate the adverse effect of an increase in prepayments on our ARM assets, we emphasize the purchase of ARM assets at prices at or below par. Our portfolio of ARM assets is currently held at a net premium of 0.94%, down from 2.83% as of the end of 1997. We may also purchase limited amounts of "principal only" mortgage derivative assets backed by either fixed rate mortgages or ARM assets as a hedge against the adverse effect of increased prepayments. To date, we have not purchased any "principal only" mortgage derivative assets.

We may enter into other hedging-type transactions designed to protect our borrowings costs or portfolio yields from interest rate changes. We may also purchase "interest only" mortgage derivative assets or other derivative products for purposes of mitigating risk from interest rate changes. We have not, to date, entered into these types of transactions, but may do so in the future. In addition to the instruments described above, we may also use from time to time futures contracts and options on futures contracts on the Eurodollar, Federal Funds, Treasury bills and Treasury notes and similar financial instruments. In order to use these instruments, we became registered and received an exemption from being classified as a "Commodity Pool Operator" by the Commodity Futures Trading Commission.

Effective January 1, 2001, we implemented Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS No. 133 established a framework of accounting rules that standardizes accounting and reporting for all derivative instruments and requires that all derivative financial instruments be carried on the balance sheet at fair value. We expect to continue to use derivative instruments to the extent that we believe that the use of the derivative instruments meets our financial goals.

The hedging transactions that we currently use generally are designed to protect our net interest income during periods of changing market interest rates. We do not intend to hedge for speculative purposes. Further, no hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT limit our ability to hedge, particularly with respect to hedging against periodic cap risk. We carefully monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets. See "Federal Income Tax Considerations - Requirements for Qualification as a REIT."

Operating Restrictions

Our Board of Directors has established our operating and investing policies and strategies, and any revisions in such policies and strategies require the approval of the Board of Directors, including a majority of the unaffiliated directors. In general, the Board of Directors has the power to modify or alter such policies without the consent of our shareholders.

We have elected to qualify as a REIT for tax purposes. We have adopted certain compliance guidelines, which include restrictions on our acquisition, holding and sale of assets, thus limiting the investment strategies that we may employ. Substantially all the assets that we have acquired and will acquire for investment are expected to be Qualified REIT Assets as defined by the Internal Revenue Code of 1986, as amended (the "Code"). Our whole loans and our ARM securities and other MBS fall within the definition of Qualified REIT Assets.

We closely monitor our purchases of ARM assets and the income from such assets, including from our hedging strategies, so that we maintain our qualification as a REIT at all times. We developed certain accounting systems and testing procedures with the help of qualified accountants and tax experts to facilitate our ongoing compliance with the REIT provisions of the Code. See "Federal Income Tax Considerations - Requirements for Qualification as a REIT." We do not purchase any assets from or enter into any servicing or administrative agreements (other than the Management Agreement) with any entities affiliated with the Manager.

We at all times intend to conduct our business so that we are not regulated as an investment company under the Investment Company Act of 1940. The Investment Company Act exempts entities from regulation that are primarily engaged in the business of acquiring mortgages and other liens on and interests in real estate ("Qualifying Interests"). Under the current interpretation of the staff of the Securities and Exchange Commission (the "SEC'), we must maintain at least 55% of our assets directly in Qualifying Interests in order to qualify for this exemption. We closely monitor our compliance with this requirement and we intend to maintain our exempt status. We have been able to maintain our exemption so far through the purchase of whole pool U.S. Government agency and privately issued ARM securities and loans that qualify for the exemption. See "Portfolio of Mortgage Assets - Pass-Through Certificates - Privately Issued ARM Pass-Through Certificates."

PORTFOLIO OF MORTGAGE ASSETS

As of December 31, 2001, ARM assets comprised approximately 99% of our total assets. We have invested in the following types of mortgage assets in accordance with the operating policies established by our Board of Directors and described in "Business - Operating Policies and Strategies - Operating Restrictions."

Pass-Through Certificates

Our investments in mortgage assets are concentrated in High Quality ARM pass-through certificates, which account for approximately 79% of the ARM assets that we hold. These certificates consist of U.S. Government agency and privately issued ARM pass-through certificates that meet the High Quality credit criteria. See "Operating Policies and Strategies – Investment Strategies." The High Quality ARM pass-through certificates that we acquire represent interests in ARM loans that are secured primarily by first liens on single-family (one-to-four units) residential properties, although we may also acquire ARM pass-through certificates secured by liens on other types of real estate-related properties. We also include in this category of assets a portion of the ARM and Hybrid ARM loans that have been deposited in a trust and held as collateral for our notes payable in the amount equivalent to the "AAA" portion of the debt issued by the trust.

The following is a discussion of each type of pass-through certificate that we held as of December 31, 2001:

Freddie Mac ARM Programs

Freddie Mac is a shareholder-owned government sponsored enterprise created pursuant to an Act of Congress on July 24, 1970. The principal activity of Freddie Mac consists of the purchase of first lien, conventional residential mortgages, including both whole loans and participation interests in such mortgages and the resale of the loans and participations in the form of guaranteed mortgage assets. Each Freddie Mac ARM Certificate issued to date has been issued in the form of a pass-through certificate representing an undivided interest in a pool of ARM loans purchased by Freddie Mac. The ARM loans included in each pool are fully amortizing, conventional mortgage loans with original terms to maturity of up to 40 years secured by first liens on one-to-four unit family residential properties or multi-family properties. The interest rates paid on Freddie Mac ARM Certificates adjust periodically on the first day of the month following the month in which the interest rates on the underlying mortgage loans adjust.

Freddie Mac guarantees to each holder of its ARM Certificates the timely payment of interest at the applicable pass-through rate and the ultimate collection of all principal on the holder's pro rata share of the unpaid principal balance of the related ARM loans, but does not guarantee the timely payment of scheduled principal of the underlying mortgage loans. The obligations of Freddie Mac under its guarantees are solely those of Freddie Mac and are not backed by the full faith and credit of the U.S. Government. If Freddie Mac were unable to satisfy such obligations, distributions to holders of Freddie Mac ARM Certificates would consist solely of payments and other recoveries on the underlying mortgage loans and, accordingly, monthly distributions to holders of Freddie Mac ARM Certificates would be affected by delinquent payments and defaults on such mortgage loans.

Fannie Mae ARM Programs

Fannie Mae is a federally chartered and privately owned corporation organized and existing under the Federal National Mortgage Association Charter Act. Fannie Mae provides funds to the mortgage market primarily by purchasing home mortgage loans from mortgage loan originators, thereby replenishing their funds for additional lending. Fannie Mae established its first ARM programs in 1982 and currently has several ARM programs under which ARM certificates may be issued, including programs for the issuance of assets through REMICs under the Code. Each Fannie Mae ARM Certificate issued to date has been issued in the form of a pass-through certificate representing a fractional undivided interest in a pool of ARM loans formed by Fannie Mae. The ARM loans included in each pool are fully amortizing conventional mortgage loans secured by a first lien on either one-to-four family residential properties or multi-family properties. The original term to maturity of the mortgage loans generally does not exceed 40 years. Fannie Mae has issued several different series of ARM Certificates. Each series bears an initial interest rate and margin tied to an index based on all loans in the related pool, less a fixed percentage representing servicing compensation and Fannie Mae's guarantee fee.

Fannie Mae guarantees to the registered holder of a Fannie Mae ARM Certificate that it will distribute amounts representing scheduled principal and interest (at the rate provided by the Fannie Mae ARM Certificate) on the mortgage loans in the pool underlying the Fannie Mae ARM Certificate, whether or not received, and the full principal amount of any such mortgage loan foreclosed or otherwise finally liquidated, whether or not the principal amount is actually received. The obligations of Fannie Mae under its guarantees are solely those of Fannie Mae and are not backed by the full faith and credit of the U.S. Government. If Fannie Mae were unable to satisfy such obligations, distributions to holders of Fannie Mae ARM Certificates would consist solely of payments and other recoveries on the underlying mortgage loans and, accordingly, monthly distributions to holders of Fannie Mae ARM Certificates would be affected by delinquent payments and defaults on such mortgage loans.

Privately Issued ARM Pass-Through Certificates

Privately issued ARM pass-through certificates are structured similar to the agency certificates discussed above but are issued by originators of, and investors in, mortgage loans, including savings and loan associations, savings banks, commercial banks, mortgage banks, investment banks and special purpose subsidiaries of such institutions. Privately issued ARM pass-through certificates are usually backed by a pool of conventional adjustable-rate mortgage loans and are generally structured with one or more types of credit enhancement, including pool insurance, guarantees, or subordination. Accordingly, privately issued ARM pass-through certificates typically are not guaranteed by an entity having the credit status of Freddie Mac or Fannie Mae.

Privately issued ARM pass-through certificates that are credit enhanced by mortgage pool insurance provide us with an alternative source of ARM assets (other than agency ARM assets) that meet the Qualifying Interests test for purposes of maintaining our exemption under the Investment Company Act. However, since many providers of mortgage pool insurance have stopped providing such insurance, agency ARM securities and whole loans are currently our primary sources of Qualifying Interests in real estate.

Collateralized Mortgage Obligations ("CMOs"), Multi-class Pass-Through Assets and Collateralized Bond Obligations ("CBOs")

CMOs are debt obligations, ordinarily issued in series and most commonly backed by a pool of fixed rate mortgage loans or pass-through certificates, each of which consists of several serially maturing classes. Multi-class pass-through securities are equity interests in a trust composed of similar underlying mortgage assets. Generally, principal and interest payments received on the underlying mortgage-related assets securing a series of CMOs or multi-class pass-through securities are applied to principal and interest due on one or more classes of the CMOs of such series or to pay scheduled distributions of principal and interest on multi-class pass-throughs.

The CBOs that we acquire are debt obligations, but are secured by security interests in portfolios of High Quality, low duration, mortgage-backed, asset-backed and other fixed and floating rate securities managed by third-parties. We only acquire CBOs that have portfolios that consist primarily of either real estate qualifying assets or High Quality mortgage-backed securities. In a CBO transaction, principal and interest payments are used to pay current period interest and any excess is reinvested into the portfolio. The amount of proceeds at maturity on the CBO classes that we own is generally dependent upon the total rate of return performance of the underlying collateral and can result in a final redemption value that is less than the face value of the investment. CBOs typically do not amortize monthly; rather, they mature on a specific maturity date.

Scheduled payments of principal and interest on the mortgage-related assets and other collateral securing a series of CMOs, CBOs or multi-class pass-throughs are intended to be sufficient to make timely payments of principal and interest on such issues or securities and to retire each class of such obligations at their stated maturity.

The multi-class pass-through securities that we own are backed by ARM assets or ARM loans and are typically structured into classes designated as senior classes, mezzanine classes and subordinated classes. We also own variable rate classes of CMOs and CBOs that are backed by both fixed- and adjustable-rate mortgages that are issued by Freddie Mac, Fannie Mae and other private issuers.

The senior classes in a multi-class pass-through security generally have first priority over all cash flows and consequently have the least amount of credit risk since principal losses are generally covered by mortgage pool insurance policies or are charged against the subordinated classes in order of subordination. As a result of these features, the senior classes receive the highest credit rating from Rating Agencies of the series of classes for each multi-class pass-through security.

The mezzanine classes of a multi-class pass-through security generally have a slightly greater risk of principal loss than the senior classes since they provide some credit enhancement to the senior classes. In most instances, mezzanine classes participate on a pro-rata basis with senior classes in their right to receive cash flow and have expected lives similar to the senior classes. In other instances, mezzanine classes are subordinate in their right to receive cash flow and have average lives that are longer than the senior classes. However, in all cases, a mezzanine class has a similar or slightly lower credit rating than the senior class from the Rating Agencies. Generally, the mezzanine classes that we have acquired are rated High Quality.

Subordinated classes are junior in the right to receive payment from the underlying mortgages to other classes of a multi-class pass-through security. The subordination provides credit enhancement to the senior and mezzanine classes. Subordinated classes may be at risk for some payment failures on the mortgage loans securing or underlying such assets and generally represent a greater level of credit risk as they are responsible for bearing the risk of credit loss on all of the outstanding loans underlying a CMO, CBO or multi-class pass-through. As a result of being subject to more credit risk, subordinated classes generally have lower credit ratings relative to the senior and mezzanine classes.

The subordinated classes that we have acquired were all rated at least Investment Grade at the time of purchase by one of the Rating Agencies, and in certain cases are High Quality, or were created as part of our process of securitizing whole loans. The subordinated classes we have acquired in the open market are limited in amount and bear yields that we believe are commensurate with the increased risks involved. In general, we acquire subordinated classes after they have been issued for some time (or are "seasoned") and when the more senior classes of the multi-class security have been paid down to levels that mitigate the risk of nonpayment on the subordinated classes.

The market for subordinated classes is not extensive and at times may be illiquid. In addition, our ability to sell subordinated classes is limited by the REIT provisions of the Code. We have not purchased any subordinated classes that are not Qualified REIT Assets. The subordinated classes that we acquire which are not High Quality, together with our other investments in Other Investment assets, may not, in the aggregate, comprise more than 30% of our total assets, in accordance with our investment policy.

The variable rate classes of CMOs and CBOs that we own generally float at a spread to the one-month LIBOR index and are backed by mortgages that are either fixed-rate or are adjustable-rate mortgages indexed to the one-year U. S. Treasury yield or a Cost of Funds index.

ARM and Hybrid ARM Loans

When acquiring ARM and Hybrid ARM loans, we focus our attention on the key aspects of a borrower's profile and the characteristics of a mortgage loan product that we believe are most important in insuring excellent loan performance and minimal credit exposure. Our loan programs generally focus on larger down payments, borrowers with adequate liquid asset reserves, job stability, excellent credit (as measured by a credit report and a credit score) and a conservative appraisal process. The ARM and Hybrid ARM loans that we have acquired are all first mortgages on single-family residential properties. Some have additional collateral in the form of pledged financial assets. We acquire loans that are generally underwritten to "A" quality standards. We consider loans to be "A" quality when they are underwritten so as to assure that the borrower has adequate verified income to make the required loan payment, adequate verified equity in the underlying property, adequate liquid asset reserves, job stability and is willing and able to repay the mortgage as demonstrated by an excellent credit history. As a result, the loans that we acquire are generally fully documented loans, generally with 80% or lower effective loan-to-property-value ratios based on independently appraised property values, or are seasoned loans with good payment history. The average effective loan-to-value ratio of our loans averaged 66.2% as of December 31, 2001.

If an ARM or Hybrid ARM loan acquired has a loan-to-property-value that is above 80%, then we require the borrower to pay for private mortgage insurance providing additional protection to us against credit risk. We only acquire loans with original maturities of forty years or less. The ARM and Hybrid ARM loans are either fully amortizing or are interest only, generally up to ten years, and fully amortizing thereafter. All ARM loans that we acquire bear an interest rate that is tied to an interest rate index. Some loans have periodic and lifetime constraints on how much the loan interest rate can change on any predetermined interest rate reset date. In general, the interest rate on each ARM loan resets at a frequency that is either monthly, semi-annually or annually. The ARM loans generally adjust based upon the following indices: a U.S. Treasury Bill index, a LIBOR index, a Certificate of Deposit index, a Cost of Funds index or Prime Rate index. The Hybrid ARM loans have an initial fixed rate period, generally 3 to 10 years, and then convert to an ARM loan with the features of an ARM loan described above.

RISK FACTORS

FORWARD-LOOKING STATEMENTS

In accordance with the Private Securities Litigation Reform Act of 1995 (the "1995 Act"), we can obtain a "safe harbor" for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. The words "believe," "anticipate," "intend," "aim," "expect," "will," and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. Readers should understand that many factors govern whether any forward-looking statement will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected.

The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. Readers should not construe such factors as exhaustive or as an admission regarding the adequacy of any disclosure that we made prior to the effective date of the 1995 Act.

If the interest payments on our borrowings increase relative to the interest we earn on our ARM assets, it may adversely affect our profitability.

We earn money based upon the spread between the interest payments that we earn on the ARM assets in our investment portfolio and the interest payments that we must make on our borrowings. If the interest payments on our borrowings increase relative to the interest we earn on our ARM assets, our profitability may be adversely affected.

Differences in timing of interest rate adjustments on our ARM assets and our borrowings may adversely affect our profitability.

The ARM assets that we acquire have adjustable or variable rates. This means that their interest rates may change over time based upon changes in an objective interest rate index, such as:

- London Interbank Offered Rate ("LIBOR"). The interest rate that banks in London offer for deposits in London of U.S. dollars.
- Treasury Index. An annual, monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board.

- CD Rate. The weekly average of secondary market interest rates on six-month negotiable certificates of deposit, as published by the Federal Reserve Board.
- Cost of Funds. The actual cost of funds of savings institutions, as reported by the Office of Thrift Supervision.

Accordingly, if short term interest rates increase, this may adversely affect our profitability because the interest rates on our borrowings generally adjust more frequently than the interest rates on our ARM assets.

Interest rate changes will affect our ARM assets and borrowings differently which may adversely affect our profitability.

Interest rate changes may also impact our ARM assets and borrowings differently because our ARM assets are indexed to various indices whereas the interest rates on our borrowings generally move with changes in LIBOR. Although we have always favored acquiring LIBOR-based ARM assets in order to reduce this risk, LIBOR-based ARMs are not generally well accepted by homeowners in the U.S. As a result, we have acquired ARM assets indexed to a mix of indices in order to diversify our exposure to changes in LIBOR in contrast to changes in other indices. During times of global economic instability, U.S. Treasury rates generally decline because foreign and domestic investors generally consider U.S. Treasury instruments to be a safe haven for investments. Our ARM assets indexed to U.S. Treasury rates then decline in yield as U.S. Treasury rates decline, whereas our borrowings and other ARM assets may not be affected by the same pressures or to the same degree. As a result, our income can improve or decrease depending on the relationship between the various indices that our ARM assets are indexed to compared to changes in our cost of funds.

Interest rate caps on our ARM assets may adversely affect our profitability.

Our ARM assets are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount by which an interest rate can increase during any given period. Lifetime interest rate caps limit the amount by which an interest rate can increase through maturity of an ARM asset. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our ARM assets would be limited by caps. In order to mitigate the risks from lifetime interest rate caps, we purchase interest rate cap agreements that result in our receiving cash payments if the interest rate indices specified in the cap agreements exceed certain levels.

Our use of hedging strategies to mitigate our interest rate and prepayment risks may not be effective.

Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate the interest rate risks described above. However, no hedging strategy can completely insulate us from risk. Furthermore, certain of the federal income tax requirements that we must satisfy to qualify as a REIT limit our ability to hedge against such risks. We will not enter into hedging transactions if we believe they will jeopardize our status as a REIT. In addition, we do not use a hedging strategy with respect to the final year of the fixed term of our hybrid ARM assets, which may expose us to additional risk in periods of rising interest rates.

An increase in prepayment rates may adversely affect our profitability.

We have purchased ARM securities that have a higher interest rate than the market interest rate at the time of purchase. In exchange for this higher interest rate, we must pay a premium over the outstanding balance to acquire the ARM asset. In accordance with accounting rules, we amortize this premium over the term of the ARM asset. If the ARM asset is prepaid in whole or in part prior to its expected life, we must amortize the premium at a faster rate, resulting in a reduced yield on our ARM assets. This adversely affects our profitability.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

Additionally, when interest rates decline and higher interest rate ARM assets are prepaid, we may not be able to reinvest the proceeds in ARM assets that have comparable yields, which could also adversely affect our profitability.

While we seek to minimize prepayment risk to the greatest extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

An increase in interest rates may adversely affect our book value.

Increases in interest rates may negatively affect the market value of our ARM assets. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our ARM securities and we disclose the fair value of our ARM loans in the footnotes to our financial statements.

Our strategy involves leverage.

We seek to maintain an equity-to-assets ratio of between 8% and 10%, based on historical costs. We incur this leverage by borrowing against a substantial portion of the market value of our ARM assets. By incurring this leverage, we expect to enhance our returns. However, this leverage, which is fundamental to our investment strategy, also creates risks, which are outlined below:

- **Our leverage may cause substantial losses.**

Because of our leverage, we may incur substantial losses if our borrowing costs increase dramatically. Our borrowing costs may increase for various reasons, including but not limited to the following:

- short-term interest rates increase;
- the market value of our ARM assets decreases;
- interest rate volatility increases; or
- the availability of financing in the market decreases.

- **Our leverage may magnify the impact of margin calls, reducing our liquidity, and result in defaults or force us to sell assets under adverse market conditions.**

A decline in the value of our ARM assets may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our ARM assets under adverse market conditions. Additionally, in the event of bankruptcy, our borrowings, which are generally made under repurchase agreements, may qualify for special treatment under the Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under these agreements without delay.

- **Liquidation of collateral may jeopardize our REIT status.**

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our ARM assets, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this report.

- **We may not be able to achieve our optimal leverage.**

We use leverage as a strategy to increase the return to our investors. However, we may not be able to achieve our desired leverage for various reasons, including but not limited to the following:

  - we determine that the leverage would expose us to excessive risk;
  - our lenders do not make funding available to us at acceptable rates; or
  - our lenders require that we provide additional collateral to cover our borrowings.

- **We may incur increased borrowing costs which would adversely affect our profitability.**

Most of our borrowings are collateralized borrowings in the form of reverse repurchase agreements. If the interest rates on these reverse repurchase agreements increase, it would adversely affect our profitability, particularly in the short term.

Our borrowing costs under reverse repurchase agreements generally correspond to short term interest rates such as LIBOR, plus or minus a margin. The margins on these borrowings over or under short term interest rates may vary for various reasons, including but not limited to the following:

  - the movement of interest rates;
  - the availability of financing in the market; or
  - the value and liquidity of our ARM assets.

If we are unable to borrow at favorable rates, our profitability may be adversely affected.

Since we rely primarily on short-term borrowings, our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short term borrowings. If we are not able to renew or replace maturing borrowings on favorable terms, we would have to sell our assets under possibly adverse market conditions.

Our investment strategy of acquiring, accumulating and securitizing ARM loans involves credit risk.

We bear the risk of loss on any ARM loans that we acquire or originate. We have acquired ARM loans which are not credit enhanced and which do not have the backing of Fannie Mae or Freddie Mac with the intention of securitizing such loans into high quality assets. Accordingly, we will be subject to risks of borrower default, bankruptcy and special hazard losses (such as those occurring from earthquakes) to the extent that there is any deficiency between the value of the mortgage collateral and insurance and the principal amount of the ARM loan. In the event of a default on any such loans that we hold, we would bear the loss of principal between the value of the mortgaged property and the outstanding indebtedness, as well as the loss of interest. We intend to securitize the ARM loans that we acquire to achieve better financing rates and to improve our access to financing. We expect, however, to retain some credit risk, as well as risks of bankruptcy and special hazard losses, in order to facilitate the creation of high quality ARM securities for our portfolio.

Our recent expansion into new lines of business may not be successful.

Our recent expansion into mortgage loan origination through TMHL represents a new line of business for us and therefore, we cannot guarantee that we will be successful. We are attempting to mitigate the high fixed costs generally associated with such activity by using (1) private label, fee-based, third party vendors who specialize in the underwriting, processing and closing of mortgage loans, and (2) a subservicer to provide the capability to service the loans that we originate or purchase. We are dependent upon the availability and quality of the performance of such third party providers and we cannot guarantee that they will successfully perform the services for which we engage them.

We have not established a minimum dividend payment level.

We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year (subject to certain adjustments) is distributed. This will enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described in this section. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, the maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

Because of competition, we may not be able to acquire ARM assets at favorable yields.

Our net income depends, in large part, on our ability to acquire ARM assets at favorable spreads over our borrowing costs. In acquiring ARM assets, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase ARM assets, many of which have greater financial resources than us. As a result, in the future, we may not be able to acquire sufficient ARM assets at favorable spreads over our borrowing costs.

We are dependent on our key personnel.

We are dependent on the efforts of our key officers and employees, including Garrett Thornburg, Chairman of the Board of Directors and Chief Executive Officer; Larry Goldstone, President and Chief Operating Officer; Richard P. Story, Executive Vice President, Chief Financial Officer and Treasurer; and Joseph H. Badal, Executive Vice President of Single Family Residential Lending. The loss of any of their services could have an adverse effect on our operations.

Some of our directors and officers have ownership interests in an affiliate that create potential conflicts of interest.

Mr. Thornburg, our Chairman and Chief Executive Officer, and several of our other directors and officers, have direct and indirect ownership interests in an affiliate that create potential conflicts of interest. Mr. Thornburg is Chairman of the Board, Chief Executive Officer and a director of the Manager and owns a controlling interest in the Manager. Mr. Goldstone, our President and Chief Operating Officer and one of our directors, is a managing director of the Manager. Mr. Story, our Executive Vice President, Treasurer and Chief Financial Officer and one of our directors, is a managing director and the Chief Accounting Officer of the Manager. Mr. Badal, our Executive Vice President of Single Family Residential Lending and one of our directors, is a managing director of the Manager. As such, Mr. Thornburg, Mr. Goldstone, Mr. Story and Mr. Badal are paid employees of the Manager. Mr. Goldstone, Mr. Story and Mr. Badal own minority interests in the Manager.

Under our Management Agreement, the Manager is entitled to earn certain incentive compensation based on the level of our annualized net income. In evaluating mortgage assets for investment and with respect to other management strategies, an undue emphasis on the maximization of income at the expense of other criteria could result in increased risk to the value of our portfolio.

We and our shareholders are subject to certain tax risks.

- **Our failure to qualify as a REIT would have adverse consequences on the amount of cash available for dividend distributions.**

Since 1993, we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 75% of our assets must be Qualified REIT Assets (which include mortgage loans, ARM securities and other MBS that we acquire), government securities, cash and cash items. In addition at least 75% of our gross income must come from real estate sources and 95% of our gross income must come from real estate sources and certain other sources, mainly interest and dividends. We are also required to distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service (the "Service") might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the Service granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year in which we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our stock. In addition, the tax law would no longer require us to make distributions to our shareholders.

- **We have certain distribution requirements.**

As a REIT, we must distribute 90% of our annual taxable income in dividends to our shareholders. The required distribution limits the amount that we have available for other business purposes, including amounts to fund our growth. It is also possible that because of the differences between the time during which we actually receive revenue or pay expenses and the period during which we report those items for distribution purposes, we may have to borrow funds on a short term basis to meet the 90% distribution requirement. In most circumstances, we expect to distribute all of our taxable income in order to avoid any corporate level tax.

- **We are also subject to other tax liabilities.**

Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

The loss of the Investment Company Act exemption would adversely affect us.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described in this prospectus.

The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. ARM securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of such ARM securities is limited by the provisions of the Investment Company Act. In addition, in meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests ARM securities issued with respect to an underlying pool as to which we hold the issued certificates that represent the entire economic interest in the underlying mortgage pool. If the SEC or its staff adopts a contrary interpretation of such treatment, we could be required to sell a substantial amount of our ARM securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring ARM securities whose yield is higher than the yield on ARM securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline.

We may, from time to time, issue additional shares of common stock or shares of preferred stock that are convertible into common stock, as well as issue warrants to purchase common stock or convertible preferred stock. If we issue a significant number of shares of common stock or convertible preferred stock, or if warrant holders exercise their warrants in a short period of time, dilution of our outstanding common stock and an accompanying decrease in the market price of our common stock could occur.

We may change our policies without shareholder approval.

Our Board of Directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions in such policies requires the approval of the Board of Directors. Although the Board has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

COMPETITION

In acquiring ARM assets, we compete with other mortgage REITs, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, lenders, Fannie Mae, Freddie Mac and other entities purchasing ARM assets, many of which have greater financial resources than we do. The existence of such entities may increase the competition for the acquisition of ARM assets resulting in higher prices and lower yields on such mortgage assets.

EMPLOYEES

As of December 31, 2001, we had no employees. The Manager carries out our day-to-day operations, subject to the supervision of our Board of Directors and under the terms of the Management Agreement discussed below.

The Management Agreement

We entered into the Management Agreement with the Manager for a ten year term, with an annual review required each year. If we terminate the Management Agreement other than for cause, we must pay the Manager a minimum fee. The Management Agreement also provides that in the event a person or entity obtains more than 20% of our common stock, if we are combined with another entity, or if we terminate the Management Agreement other than for cause, we are obligated to acquire substantially all of the Manager's assets through an exchange of shares with a value based on a formula tied to the Manager's net profits. We have the right to terminate the Management Agreement upon the occurrence of certain specific events, including a material breach by the Manager of any provision contained in the Management Agreement.

The Manager at all times is subject to the supervision of our Board of Directors and has only such functions and authority as we may delegate to it. The Manager is responsible for our day-to-day operations and performs such services and activities relating to our assets and operations as may be appropriate. In addition, our wholly owned subsidiaries have entered into separate management agreements with the Manager for additional management services.

The Manager receives a per annum base management fee on a declining scale based on average shareholders' equity, adjusted for liabilities that are not incurred to finance assets ("Average Shareholders' Equity" or "Average Net Invested Assets" as defined in the Management Agreement), payable monthly in arrears. The base management fee formula is subject to an annual increase based on any increase in the Consumer Price Index over the previous twelve-month period. The Manager is also entitled to receive, as incentive compensation for each fiscal quarter, an amount equal to 20% of our Net Income (as defined in the Management Agreement), before incentive compensation, in excess of the amount that would produce an annualized return on equity equal to 1% over the Ten Year U.S. Treasury Rate. The Management Agreement also requires us to reimburse the Manager for expenses that it incurs related to acquiring, securitizing, selling, hedging, and servicing our portfolio of ARM loans. For further information regarding the base management fee, incentive compensation reimbursable expenses and applicable definitions, see our Proxy Statement dated March 27, 2002 under the caption "Certain Relationships and Related Transactions."

Subject to the limitations set forth below, we pay all our operating expenses except those that the Manager is specifically required to pay under the Management Agreement. The operating expenses that the Manager is required to pay include the compensation of our personnel who are performing management services for the Manager and the cost of office space, equipment and other personnel required for the management of our day-to-day operations. The expenses that we are required to pay include costs incident to the acquisition, disposition, securitization and financing of mortgage loans, the compensation and expenses of our operating personnel, regular legal and auditing fees and expenses, the fees and expenses of our directors, the costs of printing and mailing proxies and reports to shareholders, the fees and expenses of our custodian and transfer agent, if any, and the reimbursement of any obligation of the Manager for any New Mexico Gross Receipts Tax liability. The expenses that we are required to pay, which are attributable to our operations, are limited to an amount per year equal to the greater of 2% of our Average Net Invested Assets or 25% of our Net Income for that year. The determination of Net Income for purposes of calculating the expense limitation is the same as for calculating the Manager's incentive compensation except that it includes any incentive compensation payable for such period. The Manager must pay expenses in excess of such amount, unless the unaffiliated directors determine that, based upon unusual or non-recurring factors, a higher level of expenses is justified for such fiscal year. In that event, the Manager may recover such expenses in succeeding years to the extent that expenses in succeeding quarters are below the limitation of expenses. We are also required to pay expenses associated with litigation and other extraordinary or non-recurring expenses. Expense reimbursement is made monthly, subject to adjustment at the end of each year.

Expenses excluded from the expense limitation are those incurred in connection with the servicing of mortgage loans, the raising of capital, the acquisition and disposition of assets, interest expenses, taxes and license fees, non-cash costs and the incentive management fee.

FEDERAL INCOME TAX CONSIDERATIONS

General

We have elected to be treated as a REIT for federal income tax purposes. In brief, if we meet certain detailed conditions imposed by the REIT provisions of the Code, such as investing primarily in real estate and mortgage loans, we will not be taxed at the corporate level on the taxable income that we currently distribute to our shareholders. We can therefore avoid most of the "double taxation" (at the corporate level and then again at the shareholder level when the income is distributed) that we would otherwise experience if we were a corporation.

If we do not qualify as a REIT in any given year, we would be subject to federal income tax as a domestic corporation, which would reduce the amount of the after-tax cash available for distribution to our shareholders. We believe that we have satisfied the requirements for qualification as a REIT since the year ended 1993. We intend at all times to continue to comply with the requirements for qualification as a REIT under the Code, as described below.

Requirements for Qualification as a REIT

To qualify for tax treatment as a REIT under the Code, we must meet certain tests, as described briefly below.

Ownership of Common Stock

For all taxable years after the first taxable year for which we elected to be a REIT, a minimum of 100 persons must hold our shares of capital stock for at least 335 days of a 12 month year (or a proportionate part of a short tax year). In addition, at all times during the second half of each taxable year, no more than 50% in value of our capital stock may be owned directly or indirectly by five or fewer individuals. We are required to maintain records regarding the ownership of our shares and to demand statements from persons who own more than a certain number of our shares regarding their ownership of shares. We must keep a list of those shareholders who fail to reply to such a demand.

We are required to use the calendar year as our taxable year for income tax purposes.

Nature of Assets

On the last day of each calendar quarter, at least 75% of the value of our assets must consist of Qualified REIT Assets, government assets, cash and cash items. We expect that substantially all of our assets will continue to be Qualified REIT Assets. On the last day of each calendar quarter, of the assets not included in the foregoing 75% assets test, the value of securities that we hold issued by any one issuer may not exceed 5% in value of our total assets and we may not own more than 10% of any one issuer's outstanding securities (with an exception for a qualified electing taxable REIT subsidiary or a qualified REIT subsidiary). Under that exception, the aggregate value of businesses that we may undertake through taxable subsidiaries is limited to 20% or less of our total assets. We monitor the purchase and holding of our assets in order to comply with the above asset tests.

We may from time to time hold, through one or more taxable REIT subsidiaries, assets that, if we held directly, could otherwise generate income that would have an adverse effect on our qualification as a REIT or on certain classes of our shareholders. We do not reasonably expect that the value of such taxable subsidiaries, in the aggregate, will ever exceed 20% of our assets.

Sources of Income

We must meet the following separate income-based tests each year:

1. ***The 75% Test.*** At least 75% of our gross income for the taxable year must be derived from Qualified REIT Assets including interest (other than interest based in whole or in part on the income or profits of any person) on obligations secured by mortgages on real property or interests in real property. The investments that we have made and will continue to make will give rise primarily to mortgage interest qualifying under the 75% income test.

2. ***The 95% Test.*** In addition to deriving 75% of our gross income from the sources listed above, at least an additional 20% of our gross income for the taxable year must be derived from those sources, or from dividends, interest or gains from the sale or disposition of stock or other assets that are not dealer property. We intend to limit substantially all of the assets that we acquire (other than stock in certain affiliate corporations as discussed below) to Qualified REIT Assets. Our policy to maintain REIT status may limit the type of assets, including hedging contracts and other assets, that we otherwise might acquire.

Distributions

We must distribute to our shareholders on a pro rata basis each year an amount equal to at least (i) 90% of our taxable income before deduction of dividends paid and excluding net capital gain, plus (ii) 90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less (iii) any "excess noncash income". We intend to make distributions to our shareholders in sufficient amounts to meet the distribution requirement.

The Service has ruled that if a REIT's dividend reinvestment plan (the "DRP") allows shareholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of fair market value on the distribution date, then such cash distributions qualify under the 95% distribution test. We believe that our DRP complies with this ruling.

Taxation of Shareholders

For any taxable year in which we are treated as a REIT for federal income purposes, the amounts that we distribute to our shareholders out of current or accumulated earnings and profits will be includable by the shareholders as ordinary income for federal income tax purposes unless properly designated by the Company as capital gain dividends. Our distributions will not be eligible for the dividends received deduction for corporations. Shareholders may not deduct any of our net operating losses or capital losses.

If we make distributions to our shareholders in excess of our current and accumulated earnings and profits, those distributions will be considered first a tax-free return of capital, reducing the tax basis of a shareholder's shares until the tax basis is zero. Such distributions in excess of the tax basis will be taxable as gain realized from the sale of our shares. We will withhold 30% of dividend distributions to shareholders that we know to be foreign persons unless the shareholder provides us with a properly completed IRS form for claiming the reduced withholding rate under an applicable income tax treaty.

The provisions of the Code are highly technical and complex. This summary is not intended to be a detailed discussion of the Code or its rules and regulations, or of related administrative and judicial interpretations. We have not obtained a ruling from the Internal Revenue Service with respect to tax considerations relevant to our organization or operation, or to an acquisition of our common stock. This summary is not intended to be a substitute for prudent tax planning and each of our shareholders is urged to consult its own tax advisor with respect to these and other federal, state and local tax consequences of the acquisition, ownership and disposition of shares of our stock and any potential changes in applicable law.

Taxation of the Company

We are subject to corporate-level taxation on any undistributed income. In addition, we face corporate level taxation on the failure to make timely distributions, on the built-in gain on assets acquired from a taxable corporation such as a taxable REIT subsidiary, on the income from any property for which we take in foreclosure and make a foreclosure property election, and on the gain from any property that is treated as "dealer property" in our hands.

Item 2. PROPERTIES

Our principal executive offices are located in Santa Fe, New Mexico and are provided by the Manager in accordance with the Management Agreement. Our subsidiaries have their principal offices in Santa Fe, New Mexico and are leased from the Manager.

Item 3. LEGAL PROCEEDINGS

At December 31, 2001, there were no pending legal proceedings to which we were a party or to which any of our property was subject.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our shareholders during the fourth quarter of 2001.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange under the trading symbol "TMA". As of February 22, 2002, we had 39,255,366 shares of common stock outstanding, held by 1,927 holders of record and approximately 34,700 beneficial owners.

The following table sets forth, for the periods indicated, the high, low and closing sales prices per share of our common stock as reported on the New York Stock Exchange composite tape and the cash dividends declared per share of common stock.

	Stock Prices			Cash Dividends Declared
2001	High	Low	Close	Per Share
Fourth Quarter ended December 31, 2001	$ 20.70	$ 16.10	$ 19.70	$0.55 (1)
Third Quarter ended September 30, 2001	18.01	14.71	16.57	$0.50
Second Quarter ended June 30, 2001	15.51	11.78	15.51	$0.40
First Quarter ended March 31, 2001	12.21	9.44	12.21	$0.30
2000				
Fourth Quarter ended December 31, 2000	9.81	8.63	9.06	$0.25 (2)
Third Quarter ended September 30, 2000	9.50	7.38	9.38	$0.25
Second Quarter ended June 30, 2000	8.88	7.19	7.19	$0.23
First Quarter ended March 31, 2000	9.13	7.06	7.38	$0.23

(1) The fourth quarter of 2001 dividend was declared in December 2001 and paid in January 2002.

(2) The fourth quarter of 2000 dividend was declared in January 2001 and paid in February 2001.

In order to qualify for the tax benefits accorded to a REIT under the Code, we intend to pay quarterly dividends such that all or substantially all of our taxable income each year (subject to certain adjustments) is distributed to our shareholders. All of the distributions that we make will be at the discretion of our Board of Directors and will depend on our earnings and financial condition, maintenance of REIT status and any other factors that the Board of Directors deems relevant.

Dividend Reinvestment Plan

We have a Dividend Reinvestment and Stock Purchase Plan (the "DRP") that allows both common and preferred shareholders to reinvest their dividends in, and to purchase, additional shares of our common stock. At our discretion, shareholders may purchase common stock under the DRP directly from us at a discount from the then prevailing market price or in the open market. Shareholders and non-shareholders may also make additional monthly purchases of stock, subject to a minimum of $100 ($500 for non-shareholders) and a maximum of $5,000 for each optional cash purchase. American Stock Transfer & Trust Company, our transfer agent (the "Agent"), is the trustee and administrator of the DRP. Shareholders who own stock that is registered in their own name and want to participate in the DRP must deliver a completed enrollment form to the Agent. Shareholders who own stock that is registered in a name other than their own (e.g., broker or bank nominee) and want to participate in the DRP must either request the broker or nominee to participate on their behalf or request that the broker or nominee re-register the stock in the shareholder's name and deliver a completed enrollment form to the Agent. Additional information about the DRP (including a prospectus) and forms are available from the Agent or us.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data are derived from our audited financial statements for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. You should read the selected financial data together with the more detailed information contained in the Financial Statements and associated Notes and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere in this Form 10-K (Amounts in thousands, except per share data).

Operations Statement Highlights

	2001	2000	1999	1998	1997
Net interest income	$ 78,765	$ 36,630	$ 34,015	$ 31,040	$ 49,064
Net income	$ 58,460	$ 29,165	$ 25,584	$ 22,695	$ 41,402
Basic earnings per share	$ 2.09	$ 1.05	$ 0.88	$ 0.75	$ 1.95
Diluted earnings per share	$ 2.09	$ 1.05	$ 0.88	$ 0.75	$ 1.94
Average common shares	24,754	21,506	21,490	21,488	18,048
Distributable income per common share	$ 2.13	$ 1.07	$ 0.99	$ 0.84	$ 1.98
Dividends declared per common share (1)	$ 1.75	$ 0.96	$ 0.92	$ 1.14	$ 1.97
Yield on net int.-earning assets (Portfolio Margin)	1.67%	0.86%	0.77%	0.64%	1.30%
Return on average common equity	13.82%	6.90%	5.81%	4.80%	12.72%
Noninterest expense to average assets	0.38%	0.16%	0.12%	0.13%	0.21%

Balance Sheet Highlights

	As of December 31				
	2001	2000	1999	1998	1997
Adjustable-rate mortgage assets	$ 5,732,576	$ 4,139,461	$ 4,326,098	$ 4,268,417	$ 4,638,694
Total assets	$ 5,803,648	$ 4,190,167	$ 4,375,965	$ 4,344,633	$ 4,691,116
Shareholders' equity (2)	$ 569,224	$ 395,965	$ 394,241	$ 395,484	$ 380,658
Historical book value per share (2)	$ 15.12	$ 15.30	$ 15.28	$ 15.34	$ 15.53
Market value adjusted book value per share	$ 14.02	$ 11.67	$ 11.40	$ 11.45	$ 14.42
Number of common shares outstanding	33,305	21,572	21,490	21,490	20,280
Yield on ARM assets	5.09%	7.06%	6.38%	5.86%	6.38%

(1) For the applicable year as reported in the Company's quarterly earnings announcements.
(2) Before unrealized market value adjustments.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Company's financial statements are prepared in conformity with generally accepted accounting principles, many of which require the use of estimates and assumptions. In accordance with recent Securities and Exchange Commission guidance, those material accounting policies that we believe are the most critical to an investor's understanding of the Company's financial results and condition and require complex management judgment have been expanded and discussed below.

- Fair Value. The Company records its ARM securities and Cap and Swap Agreements at fair value. The fair values of the Company's ARM securities and Cap and Swap Agreements are generally based on market prices provided by certain dealers who make markets in these financial instruments or third-party pricing services. If the fair value of an ARM security is not reasonably available from a dealer or a third-party pricing service, management estimates the fair value based on characteristics of the security it receives from the issuer and available market information. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market exchange.

- Basis Adjustments on ARM Securities and Loss Allowances on ARM Loans. The Company, in general, securitizes all of its loans and retains the resulting securities in its ARM portfolio. At the time of securitization, the Company obtains a credit review of the loans being securitized by one or more of the Rating Agencies. Based on this review, a determination is made regarding the expected losses to be realized in the future and the Company adjusts the basis of the securities to their expected realizable value. This is referred to as a "basis adjustment." In doing so, the Company establishes an account, similar to a loss reserve, to absorb the expected credit losses. The Company then monitors the delinquencies and losses on the underlying mortgage loans backing its ARM securities. If the credit performance of the underlying mortgage loans is not as expected, the Company makes a provision for additional probable credit losses at a level deemed appropriate by management to provide for known losses as well as estimated losses inherent in its ARM securities portfolio. Any such provision is based on management's assessment of numerous factors affecting its portfolio of ARM assets including, but not limited to, current economic conditions, delinquency status, credit losses to date on underlying mortgages and remaining credit protection. The basis adjustment for ARM securities is made by reducing the cost basis of the individual security for the decline in fair value, which is other than temporary, and the amount of such write-down is recorded as a realized loss, thereby reducing earnings.

  Prior to November 2001, the Company made a monthly provision for estimated credit losses on its portfolio of ARM loans, which is an increase to the allowance for loan losses. The Company recorded a provision for estimated loan losses in the amount of $513,000 during 2001. In November 2001, the Company made the determination that virtually all of its loans were expected to be securitized and that none of its loans were expected to experience a loss prior to securitization. Therefore, the Company discontinued recording a provision for estimated loan losses during the fourth quarter of 2001. The Company will continue to evaluate its estimated credit losses on loans that are not expected to be securitized and for estimated credit losses that become probable prior to securitization.

- Loan Securitization. The Company securitizes loans for its ARM securities portfolio. The Company does not sell any of the securities created from this securitization process, but rather retains all of the beneficial and economic interests of the loans. The securitizations of the Company's loans are not accounted for as sales and the Company does not record any servicing assets or liabilities as a result of this process.

- Revenue Recognition. Interest income on ARM assets is a combination of accruing interest based on the outstanding balance and their contractual terms and the amortization of yield adjustments using generally accepted interest methods, principally the amortization of purchase premiums and discounts. The Company amortizes purchase premiums and discounts utilizing an estimate of the remaining life of the ARM assets based on actual prepayment experience and the impact of the current applicable indexes to the expected interest rates over the remaining life of the ARM assets.

For additional information on the Company's significant accounting policies, see Note 1 to the Consolidated Financial Statements.

Financial Condition

At December 31, 2001, the Company held total assets of $5.804 billion, $5.733 billion of which consisted of ARM assets. That compares to $4.190 billion in total assets and $4.139 billion of ARM assets at December 31, 2000. Since commencing operations, the Company has purchased either ARM securities (backed by agencies of the U.S. government or privately-issued, generally publicly registered, mortgage assets, most of which are rated AA or higher by at least one of the Rating Agencies) or ARM loans generally originated to "A" quality underwriting standards. At December 31, 2001, 96.0% of the assets held by the Company, including cash and cash equivalents, were High Quality assets, far exceeding the Company's investment policy minimum requirement of investing at least 70% of its total assets in High Quality ARM assets and cash and cash equivalents. Of the ARM assets owned by the Company as of December 31, 2002, 81.1% are in the form of adjustable-rate pass-through certificates or ARM loans. The remainder are floating rate classes of CMOs (11.1%), short-term fixed-rate classes of CMOs (4.8%) or investments in floating rate classes of CBOs (3.0%) backed primarily by ARM mortgaged-backed securities.

The following table presents a schedule of ARM assets owned at December 31, 2001 and December 31, 2000 classified by High Quality and Other Investment assets and further classified by type of issuer and by ratings categories.

ARM Assets by Issuer and Credit Rating
(Dollar amounts in thousands)

	December 31, 2001		December 31, 2000	
	Carrying Value	Portfolio Mix	Carrying Value	Portfolio Mix
High Quality:				
Freddie Mac/Fannie Mae	$ 2,402,028	41.9%	$ 2,187,180	52.9%
Privately Issued:				
AAA/Aaa Rating	2,700,069 (1)	47.1	1,309,584 (1)	31.6
AA/Aa Rating	372,435	6.5	351,499	8.5
Total Privately Issued	3,072,504	53.6	1,661,083	40.1
Total High Quality	5,474,532	95.5	3,848,263	93.0
Other Investment:				
Privately Issued:				
A Rating	49,632	0.9	13,724	0.3
BBB/Baa Rating	69,703	1.2	72,114	1.7
BB/Ba Rating and Other	39,943 (1)	0.7	40,947 (1)	1.0
ARM loans pending securitization	98,766	1.7	164,413	4.0
Total Other Investment	258,044	4.5	291,198	7.0
Total ARM Portfolio	$ 5,732,576	100.0%	$ 4,139,461	100.0%

(1) The AAA Rating category includes $442.2 million and $615.7 million of whole loans as of December 31, 2001 and 2000, respectively, that have been credit enhanced to AAA by a combination of an insurance policy purchased from a third-party and an unrated subordinated certificate retained by the Company in the amount of $31.8 and $32.0 million as of December 31, 2001 and 2000, respectively. The subordinated certificate is included in the BB/Ba Rating and Other category.

As of December 31, 2001 and 2000, the Company had reduced the cost basis of its securitized ARM loans by $7,925,000 and $635,000, respectively, due to estimated credit losses (other than temporary declines in fair value). In addition, the Company had reduced the cost basis of other ARM securities by $1,151,000 and $1,234,000, as of the same dates, respectively, related to Other Investments that the Company purchased at a discount that included an estimate of credit losses.

As of December 31, 2001, the Company's ARM loan portfolio, inclusive of securitized loans, included 9 delinquent loans (60 days or more delinquent) with an aggregate balance of $1,632,000. The ARM loan portfolio, inclusive of securitized loans, also includes two properties ("REO") that the Company acquired as the result of foreclosure processes in the amount of $289,000. The average original effective loan-to-value ratio on the 9 delinquent loans and REO is approximately 75%. The Company believes that its current level of basis adjustments and reserves, is adequate to cover estimated losses from these loans and REO properties.

The following table presents a summary of the Company's basis adjustments on the Company's securitized ARM loans, basis adjustments on other ARM securities and the Company's allowance for losses on ARM loans (dollar amounts in thousands):

	Basis Adjustments		Allowance of Losses	
	Securitized ARM Loans	Other ARM Securities	ARM Loans	Total
Balance, December 31, 2000	$ 635	$ 1,234	$ 3,100	$ 4,969
Provisions	140	-	513	653
Transfer of loan loss reserves at time of loan securitization	3,513	-	(3,513)	-
Basis adjustment recorded at time of loan securitization	3,752	-	-	3,752
Charge-offs	(115)	(83)	-	(198)
Balance, December 31, 2001	$ 7,925	$ 1,151	$ 100	$ 9,176

The following table classifies the Company's portfolio of ARM and short-term mortgage assets by type of interest rate index.

ARM and Short-term Mortgage Assets by Index
(Dollar amounts in thousands)

	December 31, 2001		December 31, 2000	
	Carrying Value	Portfolio Mix	Carrying Value	Portfolio Mix
ARM assets:				
Index:				
One-month LIBOR	$ 633,797	11.1%	$ 651,502	15.7%
Three-month LIBOR	171,262	3.0	158,512	3.8
Six-month LIBOR	261,265	4.6	430,908	10.4
Six-month Certificate of Deposit	140,900	2.5	230,934	5.6
Six-month Constant Maturity Treasury	16,809	0.3	22,330	0.5
One-year Constant Maturity Treasury	1,651,576	28.8	1,402,764	33.9
Cost of Funds	182,452	3.2	164,697	4.0
	3,058,061	53.5	3,061,647	73.9
Hybrid ARM assets	2,397,850	41.7	1,050,199	25.4
One-year maturity – fixed rate	276,665	4.8	27,615	0.7
	$ 5,732,576	100.0%	$ 4,139,461	100.0%

The ARM portfolio had a current weighted average coupon of 5.96% at December 31, 2001. This consisted of an average coupon of 6.26% on the hybrid portion of the portfolio and an average coupon of 5.71% on the rest of the portfolio. If the non-hybrid portion of the portfolio had been "fully indexed," the weighted average coupon of the ARM portfolio would have been approximately 5.16%, based upon the current composition of the portfolio and the applicable indices. The term "fully-indexed" refers to an ARM asset that has an interest rate that is currently equal to its applicable index plus a margin to the index that is specified by the terms of the ARM asset.

As of December 31, 2000, the ARM portfolio had a weighted average coupon of 7.75%. This consisted of an average coupon of 6.77% on the hybrid portion of the portfolio and an average coupon of 8.11% on the rest of the portfolio. If the non-hybrid portion of the portfolio had been "fully indexed," the weighted average coupon of the ARM portfolio would have been approximately 7.46%, based upon the composition of the portfolio and the applicable indices at that time. The lower average interest coupon on the ARM portfolio as of December 31, 2001 compared to the end of 2000 is reflective of Federal Reserve Board interest rate decreases that have been occurring since January 2001. The average interest rate on the ARM portion of the portfolio is expected to decrease during 2002 until it reaches the "fully indexed" rate.

At December 31, 2001, the current yield of the ARM assets portfolio was 5.09%, compared to 7.06% as of December 31, 2000, with an average term to the next repricing date of 617 days as of December 31, 2001, compared to 308 days as of December 31, 2000. The non-hybrid portion of the portfolio had an average term to the next repricing of 89 days and the hybrid portion had an average term to the next repricing of 3.7 years at December 31, 2001. As of December 31, 2001, Hybrid ARMs comprised 41.7% of the total ARM portfolio, compared to 25.4% as of the end of 2000. The Company finances its Hybrid ARM portfolio with longer term fixed-rate borrowings such that the duration mismatch of the Hybrid ARMs and the corresponding borrowings is one year or less. Duration is a calculation that measures the expected price volatility of financial instruments based on changes in interest rates over time. By maintaining a duration mismatch of less than one year, the price change of the Company's Hybrid ARM portfolio would be expected to be a maximum of 1% for every 1% change in interest rates. As of December 31, 2001, the duration mismatch was approximately two months. The current yield includes the impact of the amortization of applicable premiums and discounts and the impact of principal payment receivables.

The decrease in the yield of 1.97% as of December 31, 2001, compared to December 31, 2000, is primarily due to the decreased weighted average interest rate coupon discussed above, which decreased by 1.79%. The yield also declined as a result of a higher level of net premium amortization, which had the effect of lowering the yield by 0.13% and the impact of non-interest earning principal payments receivables, which also increased during 2001, decreasing the portfolio yield by 0.07%, as the average rate of ARM portfolio prepayments during fourth quarter of 2001 increased to 29% Constant Prepayment Rate ("CPR") from the 19% CPR during the first quarter of 2001 and 28% during the second quarter of 2001, but down slightly from 30% during the third quarter of 2001. These unfavorable factors that decreased the ARM portfolio yield were partially offset by the elimination of the 0.02% effect of hedging cost from the Company's interest rate spread computation. With the adoption of FAS 133, the Company carries all hedging instruments at their fair value and records hedging income and expense in net income as a separate item identified at "Hedging expense".

The following table presents various characteristics of the Company's ARM and Hybrid ARM loan portfolio as of December 31, 2001. This information pertains to loans held for securitization, loans held as collateral for the notes payable and loans the Company has securitized for its own portfolio for which the Company retained credit loss exposure. The combined amount of the loans included in this information is $1.924 billion.

ARM and Hybrid ARM Loan Portfolio Characteristics

	Average	High	Low
Unpaid principal balance	$ 345,937	$ 5,126,127	$ 1,121
Coupon rate on loans	6.389%	10.00%	3.13%
Pass-through rate	6.01%	9.48%	2.88%
Pass-through margin	1.91%	4.61%	0.61%
Lifetime cap	12.23%	16.75%	8.13%
Original Term (months)	355	480	84
Remaining Term (months)	333	479	55

Geographic Distribution (Top 5 States):		Property type:	
California	31.85%	Single-family	66.29%
Georgia	8.79	DeMinimus PUD	21.34
Florida	6.89	Condominium	7.77
New York	5.95	Other	4.60
Colorado	5.65		
Occupancy status:		Loan purpose:	
Owner occupied	86.83%	Purchase	47.82%
Second home	10.69	Cash out refinance	28.21
Investor	2.48	Rate & term refinance	23.97
Documentation type:		Periodic Cap:	
Full/Alternative	92.70%	None	28.81%
Other	7.30	3.00%	1.40
		2.00%	69.02
Average effective original		1.00%	0.27
loan-to-value:	66.23%	0.50%	0.50

As of December 31, 2001, the Company serviced $477.9 million of its loans and had 1,141 customer relationships. All of the loans serviced are held by the Company in its portfolio in the form of securitized loans or loans held for securitization for the Company's portfolio. The Company has not retained and capitalized any servicing rights on loans sold.

During the year ended December 31, 2001, the Company purchased $2.671 billion of ARM securities, 97.9% of which were High Quality assets and $1.185 billion of ARM loans, generally originated to "A" quality underwriting standards. Of the ARM assets acquired during 2001, approximately 51% were Hybrid ARMs, 23% were fixed-rate, short-term securities, 14% were indexed to U.S. Treasury bill rates, 9% were indexed to LIBOR and 3% were indexed to a cost of funds index. The following table compares the Company's ARM asset acquisition and origination activity for each of the consecutive quarters of 2001, along with total activity for 2001:

ARM Asset Acquisitions by Quarter
(Dollar Amounts in thousands)

	Mar 31, 2001	Jun 30, 2001	Sep 30, 2001	Dec 31, 2001	Full Year
ARM securities:					
Freddie Mac/Fannie Mae	$ 186,834	$ 256,973	$ 867,466	$ 345,731	$ 1,657,004
High Quality, privately issued	174,398	157,163	203,539	423,996	959,096
Other Invest. ARM securities	12,773	2,372	12,216	27,101	54,462
	374,005	416,508	1,083,221	796,828	2,670,562
Loans:					
Bulk acquisitions	38,688	102,684	199,229	254,426	595,027
Correspondent originations	27,908	62,453	191,621	200,184	482,166
Direct retail originations	2,514	16,706	23,702	65,162	108,084
	69,110	181,843	414,552	519,772	1,185,277
Total acquisitions	$ 443,115	$ 598,351	$ 1,497,773	$ 1,316,600	$ 3,855,839

Since 1997, the Company has emphasized purchasing assets at substantially lower prices relative to par in order to reduce the potential impact of future prepayments. As a result, the Company has emphasized the acquisition of ARM and Hybrid ARM assets, high quality floating-rate collateralized mortgages and short-term fixed-rate securities. In doing so, the average premium/(discount) paid for ARM assets acquired in 2001 and for the years 2000, 1999 and 1998 was 0.12%, (0.42%), 0.45% and 1.09% of par, respectively, as compared to 3.29% of par in 1997 when the Company emphasized the purchase of seasoned ARM assets. In part, as a result of this strategy, the Company's unamortized net premium as a percent of par decreased to 0.94% as of December 31, 2001, compared to 1.64% as of December 31, 2000 and down from 2.83% as of the end of 1997.

During 2001, the Company securitized $1.219 billion of its ARM loans into a series of privately-issued multi-class ARM securities. The Company retained, for its ARM portfolio, all of the classes of the securities created. In addition, during 2001, the Company swapped $23.2 million ARM loans for FNMA guaranteed certificates. The Company securitizes the ARM loans that it acquires into ARM securities for its own portfolio in order to reduce the cost of financing the portfolio and in order to enhance the high quality and highly liquid characteristics of its portfolio, thereby improving the Company's access to mortgage finance markets. In doing so, the Company retains all of the economic interest and risk of the loans, except those swapped for FNMA guaranteed certificates, which it acquires and originates, although they are in the form of securities. Of the securities created during 2001, 99.6% were at least investment grade securities and 0.4% were subordinate securities that provide credit support to the investment grade securities.

As of December 31, 2001, the Company had commitments to purchase $394.1 million of ARM securities and $338.3 million ARM loans through its origination channels.

During 2001, the Company sold $108.1 million of ARM securities and $0.3 million of fixed-rate loans that it had originated. During 2000, the Company sold $120.0 million of ARM assets. These sales consisted of securities and loans that generally did not fit the Company's portfolio parameters.

For the quarter ended December 31, 2001, the Company's ARM mortgage assets paid down at an approximate average annualized CPR of 29% compared to 18% for the quarter ended December 31, 2000 and 30% for the quarter ended September 30, 2001. The annualized constant prepayment rate averaged approximately 27% during the full year of 2001 compared to 17% during 2000. When prepayment experience increases, the Company has to amortize its premiums over a shorter time period, resulting in a reduced yield to maturity on the Company's ARM assets. Conversely, if actual prepayment experience decreases, the premium would be amortized over a longer time period, resulting in a higher yield to maturity. The Company monitors its prepayment experience on a monthly basis in order to adjust the amortization of the net premium, as appropriate.

The fair value of the Company's portfolio of ARM assets classified as available-for-sale increased by 2.12% from a negative adjustment of 2.28% of the portfolio as of December 31, 2000, to a negative adjustment of 0.16% as of December 31, 2001. This price increase was primarily due to the effect of declining short-term interest rates and a steepening of the yield curve (short-term interest rates declining relative to long-term interest rates). The amount of the negative adjustment to fair value on the ARM assets classified as available-for-sale decreased from $78.4 million as of December 31, 2000 to $8.5 million as of December 31, 2001. All of the Company's ARM securities are classified as available-for-sale and are carried at their fair value.

The Company has designated its Cap Agreements as fair value hedges that are intended to hedge the fair value of the lifetime interest rate cap component of its ARM assets. The fair value of Cap Agreements tend to increase when general market interest rates increase and decrease when market interest rates decrease, helping to partially offset changes in the fair value of the Company's ARM assets. At December 31, 2001, the fair value of the Company's Cap Agreements was $0.4 million compared to a fair value of $1.3 million as of December 31, 2000. During the third and fourth quarters of 2001, the change in the fair value of the Cap Agreements compared to the change in the fair value of the hedged asset, the lifetime interest rate cap component of the Company's ARM assets, did not meet the effectiveness requirements of FAS 133. Therefore, during the last half of 2001, the change in fair value of the Cap Agreements was recorded as a hedging expense with no offsetting change recorded for the change in fair value of the hedged asset. The Company recorded hedging ineffectiveness during 2001 in the amount of $0.7 million, along with a reclassification to earnings of $0.6 million of the transition adjustment recorded in "Accumulated other comprehensive income" on January 1, 2001. At December 31, 2001, the Cap Agreements had a remaining notional balance of $2.254 billion with an average final maturity of 1.5 years, compared to a remaining notional balance of $2.624 billion with an average final maturity of 2.3 years at December 31, 2000. The Company also owns these Cap Agreements in order to mitigate exposure to changing interest rates. They tend to limit the Company's exposure to risks associated with the lifetime interest rate caps of its ARM assets should interest rates rise above specified levels. These Cap Agreements act to reduce the effect of the lifetime or maximum interest rate cap limitation. These Cap Agreements purchased by the Company will allow the yield on the ARM assets to continue to rise in a high interest rate environment just as the Company's cost of borrowings would continue to rise, since the borrowings do not have any interest rate cap limitation. Pursuant to the terms of these Cap Agreements, the Company will receive cash payments if the one-month, three-month or six-month LIBOR index increases above certain specified levels, which range from 5.875% to 12.00% and average approximately 10.05%.

The following table presents information about the Company's Cap Agreement portfolio as of December 31, 2001:

Cap Agreements Contracts Stratified by Strike Price
(Dollar amounts in thousands)

Hedged ARM Assets Balance (1)	Weighted Average Life Cap	Cap Agreement Notional Balance	Strike Price	Weighted Average Remaining Term
$ 94,617	8.38%	$ 94,502	6.28%	1.8 Years
200,305	8.38	200,000	7.50	2.0
322,087	8.78	322,263	8.00	1.1
24,864	10.12	25,000	9.00	1.0
53,872	10.10	55,188	9.50	0.8
335,179	10.76	327,991	10.01	0.7
125,663	11.23	129,334	10.50	0.7
471,435	11.62	470,000	11.00	1.7
282,577	12.51	280,000	11.50	2.6
429,611	13.67	350,000	12.00	1.8
$ 2,340,210	11.09%	$ 2,254,278	10.05%	1.5 Years

(1) Excludes ARM assets that do not have Life Caps or are hybrids that are match funded during their fixed rate period, in accordance with the Company's investment policy.

The Company enters into interest rate Swap Agreements in order to manage its interest rate exposure when financing its ARM assets. The Company generally borrows money based on short-term interest rates, either by entering into borrowings with maturity terms of less than six months, and frequently one month, or by entering into borrowings with longer maturity terms of one to two years that reprice based on a frequency that is commonly one month, but has at times been up to six months. The Company's ARM assets generally have an interest rate that reprices based on frequency terms of one to twelve months. The Company's Hybrid ARMs generally have an initial fixed interest rate period of three to ten years. As a result, the Company's existing and forecasted borrowings reprice to a new rate on a more frequent basis than do the Company's ARM assets. When the Company enters into a Swap Agreement, it agrees to pay a fixed rate of interest and to receive a variable interest rate , generally based on LIBOR. These Swap Agreements have the effect of converting the Company's variable-rate debt into fixed-rate debt over the life of the Swap Agreements. Swap Agreements are used as a cost effective way to lengthen the average repricing period of the Company's variable rate and short-term borrowings such that the average repricing of the borrowings more closely matches the average repricing of the Company's ARM assets.

As of December 31, 2001, the Company was counterparty to thirty-eight Swap Agreements having an aggregate notional balance of $1.690 billion. These Swap Agreements hedged the fixed interest rate period of Hybrid ARMs and had a weighed average maturity of 2.8 years. As a result of entering into these Swap Agreements, the Company has reduced the interest rate variability of its cost to finance its ARM assets by increasing the average period until the next repricing of its borrowings from 45 days to 375 days. The average remaining fixed rate term of the Company's Hybrid ARM assets as of December 31, 2001 was 3.7 years. Further, the difference between the duration of Hybrid ARMs and the duration of the borrowings funding Hybrid ARMs, as of December 31, 2001, was approximately two months.

In accordance with FAS 133, all of these Swaps Agreements have been designated as cash flow hedges and, as of December 31, 2001, are being carried on the balance sheet at their negative fair value of $35.7 million. As of December 31, 2001, the fair value adjustment for Swap Agreements was a decrease to "Accumulated other comprehensive income" in the amount of $34.1 million. Since the Swap Agreements and the short-term borrowings they hedge have nearly identical terms and characteristics with respect to the applicable index and interest rate repricing dates, the Company has calculated the effectiveness of this cash flow hedge to be approximately 100%. As a result of the calculated effectiveness of approximately 100% to date, all changes in the unrealized gains and losses on Swap Agreements have been recorded in "Accumulated other comprehensive income" and are reclassified to earnings as interest expense is recognized on the Company's hedged borrowings.

In addition, during December 2001 and January 2002, the Company entered into five additional Swap Agreements for an initial notional amount of $770 million that become effective in January 2002. These additional Swap Agreements hedge the forecasted financing of Hybrid ARMs, including outstanding commitments to purchase Hybrid ARMs as of December 31, 2001.

Results of Operations - 2001 Compared to 2000

For the year ended December 31, 2001, the Company's net income was $58,662,000, or $2.09 per share (Basis and Diluted EPS), based on a weighted average of 24,754,000 shares outstanding. That compares to $29,165,000, or $1.05 per share (Basic and Diluted EPS), based on a weighted average of 21,506,000 shares outstanding for the year ended December 31, 2000, a 99% increase in the Company's earnings per share.

The Company's return on average common equity was 13.82% for the year ended December 31, 2001 compared to 6.90% for the year ended December 31, 2000. During the fourth quarter of 2001, the Company's return on equity rose to 17.31%, compared to 13.94% during the third quarter of 2001. The Company's return on equity improved in this past quarter compared to the prior quarter primarily because the Company's net interest income continued to improve due to lower cost of funds of the Company's borrowings and because the yield on the Company's ARM portfolio is benefiting from acquisitions of loans and other ARM and Hybrid ARM assets acquired at average prices close to par, replacing lower yielding ARM assets that paid off.

The table below highlights the historical trend and the components of return on average common equity (annualized) and the 10-year U S Treasury average yield during each respective quarter that is applicable to the computation of the performance fee:

Components of Return on Average Common Equity (1)

For the Quarter Ended	Net Interest Income/ Equity	Hedging Expense/ Equity	Provision For Losses/ Equity	Gain (Loss) on ARM Sales/ Equity	G & A Expense (2)/ Equity	Perform. Fee/ Equity	Preferred Dividend/ Equity	Net Income/ Equity (ROE)	10-Year US Treas. Average Yield	ROE in Excess of 10-Year US Treas. Average Yield
Mar 31, 1999	8.07%		0.84%	-	1.58%	-	2.05%	3.60%	4.98%	-1.38%
Jun 30, 1999	11.17%		0.85%	0.04%	1.70%	-	2.05%	6.60%	5.54%	1.06%
Sep 30, 1999	11.48%		0.94%	0.02%	1.76%	-	2.05%	6.75%	5.88%	0.87%
Dec 31, 1999	11.09%		0.89%	-	1.86%	-	2.05%	6.29%	6.14%	0.15%
Mar 31, 2000	11.47%		0.41%	-	1.81%	-	2.06%	7.20%	6.47%	0.73%
Jun 30, 2000	10.74%		0.47%	0.06%	1.78%	-	2.05%	6.50%	6.18%	0.32%
Sep 30, 2000	11.01%		0.33%	-	2.07%	-	2.05%	6.56%	5.89%	0.67%
Dec 31, 2000	11.77%		0.21%	0.29%	2.37%	0.06%	2.05%	7.37%	5.57%	1.80%
Mar 31, 2001	17.40%	0.18%(3)	0.22%	-	2.59%	1.12%	2.03%	11.24%	5.04%	6.21%
Jun 30, 2001	18.50%	0.55%(3)	0.18%	-	2.81%	1.26%	1.97%	11.73%	5.28%	6.45%
Sep 30, 2001	21.36%	0.55%(3)	0.25%	-	3.07%	1.76%	1.80%	13.94%	4.99%	8.95%
Dec 31, 2001	25.25%	0.19%(3)	0.08%	-	3.51%	2.70%	1.46%	17.31%	4.76%	12.55%

(1) Average common equity excludes unrealized gain (loss) on available-for-sale ARM securities.
(2) Excludes performance fees and net of loan servicing fees.
(3) Reflects implementation of FAS 133.

The increase in the Company's return on common equity in the fourth quarter of 2001, compared to the fourth quarter of 2000, is due to the improvement in the net interest spread between the Company's interest-earning assets and interest-bearing liabilities, a decrease in the Company's provision for losses, and a decrease in the impact of the preferred dividend. These positive impacts on the Company's return on equity were partially offset by the performance based fee and an increase in hedging expense and other expenses.

The following table presents the components of the Company's net interest income for the years ended December 31, 2001 and 2000:

Comparative Net Interest Income Components
(Dollar amounts in thousands)

	2001	2000
Coupon interest income on ARM assets	$ 299,911	$ 306,142
Amortization of net premium	(22,696)	(16,273)
Amortization of Cap Agreements	-	(2,386)
Amortization of deferred gain from hedging	-	1,183
Cash and cash equivalents	1,379	1,307
Interest income	278,594	289,973
Reverse repurchase agreements	146,577	202,309
Collateralized notes payable	26,000	52,336
Other borrowings	9,459	3,512
Interest rate swaps	17,793	(4,814)
Interest expense	199,829	253,343
Net interest income	$ 78,765	$ 36,630

As presented in the table above, the Company's net interest income increased by $42.1 million in 2001 compared to 2000. The most significant change was the decline in interest expense of $53.5 million. The following two tables explain the increase in net interest income in terms of volume and rate variances.

The following table presents the average balances for each category of the Company's interest earning assets as well as the Company's interest bearing liabilities, with the corresponding annualized effective rate of interest and the related interest income or expense:

Average Balance, Rate and Interest Income/Expense Table
(Dollar amounts in thousands)

	For the years ended December 31,					
	2001			2000		
	Average Balance	Effective Rate	Interest Income/ Expense	Average Balance	Effective Rate	Interest Income/ Expense
Interest Earning Assets:						
Adjustable-rate mortgage assets	$ 4,657,324	5.95%	$ 277,215	$ 4,233,933	6.82%	$ 288,666
Cash and cash equivalents	48,487	2.84	1,379	19,332	6.76	1,307
	4,705,812	5.92	278,594	4,253,265	6.82	289,973
Interest Bearing Liabilities:						
Reverse repurchase agreements	3,544,267	4.64	164,370	3,096,780	6.38	197,495
Collateralized notes payable	524,773	4.95	26,000	735,997	7.11	52,336
Other borrowings	202,188	4.68	9,459	42,341	8.30	3,512
	4,271,228	4.68	199,829	3,875,118	6.54	253,343
Net Interest Earning Assets and Spread	$ 434,584	1.24%	$ 78,765	$ 378,147	0.28%	$ 36,630
Yield on Net Interest Earning Assets (1)		1.67%			0.86%	

(1) Yield on Net Interest Earning Assets is computed by dividing annualized net interest income by the average daily balance of interest earning assets.

The following table presents the total amount of change in interest income/expense from the table above and presents the amount of change due to changes in interest rates versus the amount of change due to changes in volume (dollar amounts in thousands):

	Years Ended December 31, 2001 versus 2000		
	Rate	Volume	Total
Interest Income:			
ARM assets	$ (36,652)	$ 25,201	$ (11,451)
Cash and cash equivalents	(757)	829	72
	(37,409)	26,030	(11,379)
Interest Expense:			
Reverse repurchase agreements	(53,878)	20,753	(33,125)
Collateralized notes payable	(15,871)	(10,465)	(26,336)
Other borrowings	(1,531)	7,478	5,947
	(71,280)	17,766	(53,514)
Net interest income	$ 33,871	$ 8,264	$ 42,135

As a net result of the yield on the Company's interest-earning assets decreasing to 5.92% during 2001 from 6.82% during 2000 and the Company's cost of funds decreasing to 4.68% from 6.54%, its net interest income increased by $42,135,000. This increase in net interest income is the combined result of a favorable rate variance and favorable volume variance. There was a net favorable rate variance of $33,871,000, which consisted of an unfavorable variance of $37,409,000 resulting from the lower yield on the Company's ARM assets portfolio and other interest-earning assets and a favorable variance of $71,280,000 resulting from the decrease in the Company's cost of funds. The higher average amount of interest earning assets during 2001 produced a favorable volume variance of $26,030,000, but this was partially offset by the higher average balance of borrowings, which produced an unfavorable volume variance of $17,766,000, resulting in a net favorable volume variance of $8,264,000. The average balance of the Company's interest-earning assets was $4.706 billion during 2001, compared to $4.253 billion during 2000, an increase of 10.6%.

The following table highlights the components of net interest spread and the annualized yield on net interest-earning assets as of each applicable quarter end:

Components of Net Interest Spread and Yield on Net Interest Earning Assets (1)
(Dollar amounts in millions)

As of the Quarter Ended	Average Interest Earning Assets	Wgt Avg Fully Indexed Coupon	Weighted Average Coupon	Yield Adj (2)	Yield on Interest Earning Assets	Cost of Funds	Net Interest Spread	Yield on Net Interest Earning Assets
Mar 31, 1999	$ 4,196.4	6.85%	7.03%	1.31 %	5.71 %	5.36 %	0.35 %	0.63%
Jun 30, 1999	$ 4,405.3	7.10%	6.85%	1.11 %	5.74 %	5.40 %	0.34 %	0.82%
Sep 30, 1999	$ 4,552.1	7.20%	6.85%	0.76 %	6.09 %	5.74 %	0.35 %	0.82%
Dec 31, 1999	$ 4,449.0	7.51%	7.08%	0.70 %	6.38 %	6.47 % (3)	-0.09 % (3)	0.81%
Mar 31, 2000	$ 4,471.0	7.77%	7.26%	0.68 %	6.58 %	6.32 %	0.26 %	0.83%
Jun 30, 2000	$ 4,344.6	7.87%	7.48%	0.59 %	6.89 %	6.75 %	0.14 %	0.81%
Sep 30, 2000	$ 4,066.1	7.84%	7.68%	0.68 %	7.00 %	6.72 %	0.28 %	0.88%
Dec 31, 2000	$ 4,131.4	7.46%	7.75%	0.69 %	7.06 %	6.75 % (3)	0.31 % (3)	0.93%
Mar 31, 2001	$ 4,260.2	6.64%	7.47%	0.79 %	6.68 %	5.48 %	1.20 %	1.34%
Jun 30, 2001	$ 4,394.4	6.06%	6.84%	0.97 %	5.87 %	4.75 %	1.12 %	1.43%
Sep 30, 2001	$ 4,641.4	5.63%	6.49%	0.85 %	5.64 %	3.74 %	1.90 %	1.71%
Dec 31, 2001	$ 5,522.5	5.16%	5.96%	0.89 %	5.07 %	3.01 %	2.06 %	2.10%

(1) Yield on Net Interest Earning Assets is computed by dividing annualized net interest income for the applicable quarter by the average daily balance of interest earning assets during the quarter.

(2) Yield adjustments include the impact of amortizing premiums and discounts, the cost of hedging activities, the amortization of deferred gains from hedging activities and the impact of principal payment receivables. The following table presents these components of the yield adjustments for the dates presented in the table above.

(3) The year-end cost of funds and net interest spread are commonly effected by significant, but generally temporary, year-end pressures that raise the Company's cost of financing mortgage assets over year-end. The effect generally begins during the latter part of November and continues through January.

Components of the Yield Adjustments on ARM Assets

As of the Quarter Ended	Premium/ Discount Amort	Impact of Principal Payments Receivable	Hedging Activity/ Other	Amort. of Deferred Gain From Hedging Activity	Total Yield Adjustment
Mar 31, 1999	1.09%	0.10%	0.15%	(0.03) %	1.31 %
Jun 30, 1999	0.87%	0.13%	0.13%	(0.02) %	1.11 %
Sep 30, 1999	0.51%	0.13%	0.13%	(0.01) %	0.76 %
Dec 31, 1999	0.51%	0.09%	0.11%	(0.01) %	0.70 %
Mar 31, 2000	0.57%	0.07%	0.07%	(0.03) %	0.68 %
Jun 30, 2000	0.46%	0.10%	0.06%	(0.03) %	0.59 %
Sep 30, 2000	0.56%	0.10%	0.05%	(0.03) %	0.68 %
Dec 31, 2000	0.54%	0.13%	0.05%	(0.03) %	0.69 %
Mar 31, 2001	0.61%	0.14%	0.04%	- %	0.79 %
Jun 30, 2001	0.74%	0.20%	0.03%	- %	0.97 %
Sep 30, 2001	0.69%	0.14%	0.02%	- %	0.85 %
Dec 31, 2001	0.68%	0.20%	0.01%	- %	0.89 %

The Company recorded net hedging expense during the fourth quarter of 2001 in the amount of $213,000. This expense was calculated based on the requirements of FAS 133, adopted by the Company as of January 1, 2001. At September 30, 2001, the fair value of the Company's Cap Agreements was $209,000 compared to a fair value of $431,000 as of December 31, 2001, an increase in fair value of $221,000. The Company determined that the hedge utilizing Cap Agreements was not effective during the fourth quarter and, as a result, the Company recorded the change in fair value of the Cap Agreements as hedging income. During the fourth quarter, the Company also reclassified to earnings $434,000 of the transition adjustment recorded in "Accumulated other comprehensive income" on January 1, 2001, in connection with the implementation of FAS 133. For the year 2001, the Company recorded hedging ineffectiveness in the amount of $758,000 and reclassified to earnings $579,000 of the transition adjustment, for total hedging expense of $1,337,000.

The Company's provision for estimated credit losses decreased in 2001 compared to 2000, in part, because the Company decided to reduce its rate of providing for losses on its whole loan credit exposure late in 2000. During the Company's 2000 third quarter review of the level of its allowance for loan losses and after considering its identifiable loss exposure to delinquent loans and the lack of any significant losses to date recorded in the portfolio, the Company concluded that its allowance for loan losses had reached a level that it was appropriate to reduce the rate at which the Company was recording provisions. Since the commencement of acquiring whole loans in 1997, the Company has only experienced losses on three loans, for the total amount of $174,000. In addition, in November, the Company made the determination that virtually all of its loans were expected to be securitized and that none of its loans were expected to experience a loss prior to securitization. Therefore, the Company discontinued its provision of estimated loan losses. The Company completed two loan securitization transactions in November and December 2001 and transferred the loan loss reserve associated with the securitized loans to the cost basis of the resulting securities. The Company will continue to evaluate its estimated credit losses on loans that are not expected to be securitized and for estimated credit losses that become probable prior to securitization. As of December 31, 2001, the Company's whole loans, including those held as collateral for the notes payable and those that the Company has securitized but retained credit loss exposure, accounted for 34.0% of the Company's portfolio of ARM assets or $1.924 billion.

As a REIT, the Company is required to declare dividends amounting to 85% of each year's taxable income by the end of each calendar year and to have declared dividends amounting to 90% of its taxable income for each year by the time it files its applicable tax return and, therefore, generally passes through substantially all of its earnings to shareholders without paying federal income tax at the corporate level. As of December 31, 2001, the Company had met all of the dividend distribution requirements of a REIT. Since the Company, as a REIT, pays its dividends based on taxable earnings, the dividends may at times be more or less than reported earnings. The following table provides a reconciliation between the Company's earnings as reported based on generally accepted accounting principles and the Company's taxable income before its common dividend deduction:

Reconciliation of Reported Net Income to Taxable Net Income
(Dollar amounts in thousands)

	For the Years Ended December 31,	
	2001	2000
Net income	$ 58,460	$ 29,165
Additions:		
Provision for credit losses	653	1,158
Net compensation related items & other	406	554
Hedging expense & effect of change in accounting principle	1,539	-
Non-REIT Subsidiary taxable loss	141	59
Deductions:		
Dividend on Series A Preferred Shares	(6,679)	(6,679)
Amortization of hedges	(1,569)	-
Actual credit losses on ARM securities	(198)	(941)
Use of capital loss carry forward		(230)
Taxable net income available to common	$ 52,753	$ 23,086
Taxable net income available to common	$ 2.13	$ 1.07

For the year ended December 31, 2001, the Company's ratio of operating expenses to average assets was 0.38% compared to 0.16% for the year 2000. The most significant single increase to the Company's expenses was the performance based fee of $6,716,000 that the Manager earned during 2001 as a result of the Company achieving a return on shareholder equity in excess of the threshold as defined in the Management Agreement. The Company's return on equity, prior to the effect of the performance-based fee, was 15.6% whereas the threshold, the average 10-year treasury rate plus 1%, averaged 6.02% during 2001. The Manager earned a performance-based fee in the amount of $46,000 in 2000. The Company's other expenses increased by approximately $4,160,000 from 2000 to 2001, primarily due the operations of the Company's mortgage banking subsidiary, expenses associated with the Company's issuance of DERs, PSRs and restricted stock and other corporate matters. The operations of TMHL accounted for $2,936,000 of this increase and the Company's issuance of DERs, PSRs and restricted stock accounted for $1,180,000 of the increase. The Company's expense ratios are among the lowest of any company originating and investing in mortgage assets, giving the Company what it believes to be a significant competitive advantage over more traditional mortgage portfolio lending institutions such as banks and savings and loans. This competitive advantage enables the Company to operate with less risk, such as credit and interest rate risk, and still generate an attractive long-term return on equity when compared to these more traditional mortgage portfolio lending institutions.

The Company pays the Manager an annual base management fee, generally based on average shareholders' equity, not assets, as defined in the Management Agreement, payable monthly in arrears as follows: 1.18% of the first $300 million of Average Shareholders' Equity, plus 0.87% of Average Shareholders' Equity above $300 million, subject to an annual inflation adjustment based on changes in the Consumer Price Index. Since this management fee is based on shareholders' equity and not assets, this fee increases as the Company successfully accesses capital markets and raises additional equity capital and is, therefore, managing a larger amount of invested capital on behalf of its shareholders. In order for the Manager to earn a performance fee, the rate of return on the shareholders' investment, as defined in the Management Agreement, must exceed the average ten-year U.S. Treasury rate during the quarter plus 1%. As presented in the following table, the performance fee is a variable expense that fluctuates with the Company's return on shareholders' equity relative to the average 10-year U.S. Treasury rate.

The following table highlights the annual trend of operating expenses as a percent of average assets:

Annualized Operating Expense Ratios

For the Year Ended	Management Fee & Other Expenses/ Average Assets	Performance Fee/ Average Assets	Total G & A Expense/ Average Assets
Dec 31, 1999	0.12%	-	0.12%
Dec 31, 2000	0.16%	-	0.16%
Dec 31, 2001	0.24%	0.14%	0.38%

Results of Operations - 2000 Compared to 1999

For the year ended December 31, 2000, the Company's net income was $29,165,000, or $1.05 per share (Diluted EPS), based on a weighted average of 21,506,000 shares outstanding. That compares to $25,584,000, or $0.88 per share (Diluted EPS), based on a weighted average of 21,490,000 shares outstanding for the year ended December 31, 1999. Net interest income for the year totaled $36,630,000, compared to $34,015,000 for the same period in 1999. Net interest income is comprised of the interest income earned on portfolio assets less interest expense from borrowings. During 2000, the Company recorded a net gain on the sale of ARM assets of $287,000 as compared to a net gain of $47,000 during 1999. Additionally, during 2000, the Company reduced its earnings and the carrying value of its ARM assets by reserving $1,158,000 for estimated credit losses, compared to $2,867,000 during 1999. During 2000, the Company incurred operating expenses of $6,594,000, consisting of a base management fee of $4,158,000, a performance-based fee of $46,000 and other operating expenses of $2,390,000. During 1999, the Company incurred operating expenses of $5,611,000, consisting of a base management fee of $4,088,000 and other operating expenses of $1,523,000.

The Company's return on average common equity was 6.90% for the year ended December 31, 2000 compared to 5.81% for the year ended December 31, 1999. The table below highlights the historical trend and the components of return on average common equity and the 10-year U. S. Treasury average yield applicable to the computation of the performance fee during each respective year:

Components of Return on Average Common Equity (1)

For the Year Ended	Net Interest Income/ Equity	Hedging Expense/ Equity	Provision For Losses/ Equity	Gain (Loss) on ARM Sales/ Equity	G & A Expense (2)/ Equity	Perform. Fee/ Equity	Preferred Dividend/ Equity	Net Income/ Equity (ROE)	10-Year US Treas. Average Yield	ROE in Excess of 10-Year US Treas. Average Yield
Dec 31, 1996	13.77%	-	0. 45%	0.62%	1.14%	1.12%	-	11.68%	6.44%	5.24%
Dec 31, 1997	17.75%	-	0.32%	0.43%	1.66%	1.22%	2.26%	12.72%	6.36%	6.36%
Dec 31, 1998	9.29%	-	0.61%	-0.08%	1.58%	0.23%	2.00%	4.80%	5.28%	-0.48%
Dec 31, 1999	10.45%	-	0.88%	0.01%	1.72%	-	2.05%	5.81%	5.64%	0.17%
Dec 31, 2000	11.25%	-	0.36%	0.09%	2.01%	0.01%	2.05%	6.90%	6.03%	0.88%
Dec 31, 2001	21.03%	0.41%(3)	0.17%	-	3.04%	1.79%	1.78%	13.82%	5.02%	8.81%

(1) Average common equity excludes unrealized gain (loss) on available-for-sale ARM securities.
(2) Excludes performance fees and net of loan servicing fees.
(3) Reflects implementation of FAS 133.

The following table presents the components of the Company's net interest income for the years ended December 31, 2000 and 1999:

Comparative Net Interest Income Components
(Dollar amounts in thousands)

	2000	1999
Coupon interest income on ARM assets	$ 306,142	$ 289,991
Amortization of net premium	(16,273)	(26,634)
Amortization of Cap Agreements	(2,386)	(5,352)
Amortization of deferred gain from hedging	1,183	906
Cash and cash equivalents	1,307	1,454
Interest income	289,973	260,365
Reverse repurchase agreements	202,309	163,807
Collateralized notes payable	52,336	58,893
Other borrowings	3,512	105
Interest rate swaps	(4,814)	3,545
Interest expense	253,343	226,350
Net interest income	$ 36,630	$ 34,015

As presented in the table above, the Company's net interest income was $2.6 million higher during 2000 compared to 1999. The Company's interest income was $29.6 million higher, primarily due to higher interest rates and a lower level of net premium amortization, in part due to slower prepayments during 2000 as compared to 1999. The Company's amortization expense for Cap Agreements had also declined in 2000 compared to 1999, improving interest income further. This amortization expense declined as the Company's more expensive Cap Agreements expired and were replaced with less expensive Cap Agreements and because a larger proportion of the Company's ARM portfolio consisted of ARMs that did not have lifetime caps and Hybrid ARMs that were generally match funded during their fixed rate period, eliminating any need to hedge their lifetime cap during their fixed rate period. The Company's interest expense increased by $27.0 million, primarily due to higher interest rates. It is important to note that the Company received a benefit from its use of Swaps to hedge the fixed rate period of Hybrid ARMs, decreasing its interest expense by $4.8 million during 2000 compared to an expense of $3.5 million during 1999. The Company's use of hedges mitigated the effect of rising short-term interest rates on the financing of its Hybrid ARMs and was an important factor in the Company's ability to increase earnings and improve return on equity in the year 2000 as compared to 1999.

The following table reflects the average balances for each category of the Company's interest earning assets as well as the Company's interest bearing liabilities, with the corresponding effective rate of interest annualized for the years ended December 31, 2000 and 1999:

Average Balance And Rate Table
(Dollar amounts in thousands)

	For the Year Ended December 31, 2000		For the Year Ended December 31, 1999	
	Average Balance	Effective Rate	Average Balance	Effective Rate
Interest Earning Assets:				
Adjustable-rate mortgage assets	$ 4,233,933	6.82 %	$ 4,378,998	5.92 %
Cash and cash equivalents	19,332	6.76	21,679	4.71
	4,253,265	6.82	4,400,677	5.92
Interest Bearing Liabilities:				
Borrowings	3,875,118	6.54	4,026,970	5.62
Net Interest Earning Assets and Spread	$ 378,147	0.28 %	$ 373,707	0.30 %
Yield on Net Interest Earning Assets (1)		0.86 %		0.77 %

(1) Yield on Net Interest Earning Assets is computed by dividing annualized net interest income by the average daily balance of interest earning assets.

As a net result of the yield on the Company's interest-earning assets increasing to 6.82% during 2000 from 5.92% during 1999 and the Company's cost of funds increasing to 6.54% from 5.62%, its net interest income increased by $2,615,000. This increase in net interest income was primarily the result of a favorable rate variance, partially offset by a less significant unfavorable volume variance. There was a net favorable rate variance of $2,736,000, which consisted of a favorable variance of $39,657,000 resulting from the higher yield on the Company's ARM assets portfolio and other interest-earning assets and an unfavorable variance of $36,921,000 resulting from the increase in the Company's cost of funds. The slightly lower average amount of interest earning assets during 2000 produced an unfavorable volume variance of $10,049,000, but this was almost entirely offset by a lower average balance of borrowings which produced a favorable volume variance of $9,928,000, resulting in a net unfavorable volume variance of only $122,000.

As of December 31, 2000, the Company's yield on its ARM assets portfolio, including the impact of the amortization of premiums and discounts, the cost of hedging, the amortization of deferred gains from hedging activity and the impact of principal payment receivables, was 7.06%, compared to 6.38% as of December 31, 1999-- an increase of 0.68%. The Company's cost of funds as of December 31, 2000, was 6.75%, compared to 6.47% as of December 31, 1999 -- an increase of 0.28%. As a result of these changes, the Company's net interest spread as of December 31, 2000 was 0.31%, compared to - -0.09% as of December 31, 1999 -- an increase of 0.40%.

The Company's provision for estimated credit losses decreased to $1,158,000 in 2000 from $2,867,000 in 1999, in part, because the Company discontinued reducing the cost basis of two securities that the Company believed had been reduced to a cost basis that fully reflected its estimate of credit losses for these two securities. The outlook for estimated loss on these two securities had improved as the underlying loans had been paying off and real estate values had improved, primarily in the California market. Additionally, during the third quarter of 2000, the Company decided to reduce its rate of providing for losses on its whole loan credit exposure. During the Company's third quarter review of the level of its loan loss reserves and after considering its identifiable loss exposure to delinquent loans and the lack of any significant losses to date recorded in the portfolio, the Company concluded that its loan loss reserves had reached a level that it was appropriate to reduce the rate at which the Company was recording provisions.

During 2000, the Company realized $287,000 in gains and no losses on the sale of $120.0 million of ARM assets. During 1999, the Company realized a net gain from the sale of ARM assets in the amount of $47,000.

As a REIT, the Company is required to declare dividends amounting to 85% of each year's taxable income by the end of each calendar year and to have declared dividends amounting to 95% (90% effective 2001) of its taxable income for each year by the time it files its applicable tax return and, therefore, generally passes through substantially all of its earnings to shareholders without paying federal income tax at the corporate level. As of December 31, 2000, the Company had met all of the dividend distribution requirements of a REIT. Since the Company, as a REIT, pays its dividends based on taxable earnings, the dividends may at times be more or less than reported earnings. The following table provides a reconciliation between the Company's earnings as reported based on generally accepted accounting principles and the Company's taxable income before its' common dividend deduction:

Reconciliation of Reported Net Income to Taxable Net Income
(Dollar amounts in thousands)

	Years Ending December 31,	
	2000	1999
Net income	$ 29,165	$ 25,584
Additions:		
Provision for credit losses	1,158	2,867
Net compensation related items	554	362
Non-REIT Subsidiary taxable loss	59	-
Deductions:		
Dividend on Series A Preferred Shares	(6,679) (1)	(6,679)
Actual credit losses on ARM securities	(941)	(776)
Use of capital loss carry forward	(230)	(47)
Taxable net income available to common	$ 23,086	$ 21,311

(1) Excludes the preferred dividend declared December 15, 2000 and paid January 10, 2001.

For the year ended December 31, 2000, the Company's ratio of operating expenses to average assets was 0.16% compared to 0.12% for 1999. The Company's other expenses increased by approximately $867,000, primarily due the operations of the Company's taxable mortgage banking subsidiary, the expenses related to the discontinued efforts to acquire a federally chartered financial institution, expenses associated with the Company's issuance of DERs and PSRs and due to other corporate matters.

Market Risks

The market risk management discussion and the amounts estimated from the analysis that follows are forward-looking statements regarding market risk that assume that certain market conditions occur. Actual results may differ materially from these projected results due to changes in the Company's ARM portfolio and borrowings mix and due to developments in the domestic and global financial and real estate markets. Developments in the financial markets include the likelihood of changing interest rates and the relationship of various interest rates and their impact on the Company's ARM portfolio yield, cost of funds and cashflows. The analytical methods utilized by the Company to assess and mitigate these market risks should not be considered projections of future events or operating performance.

As a financial institution that has only invested in U.S. dollar denominated instruments, primarily residential mortgage instruments, and has only borrowed money in the domestic market, the Company is not subject to foreign currency exchange or commodity price risk, but rather the Company's market risk exposure is limited solely to interest rate risk. Interest rate risk is defined as the sensitivity of the Company's current and future earnings to interest rate volatility, variability of spread relationships, the difference in repricing intervals between the Company's assets and liabilities and the effect interest rates may have on the Company's cashflows, especially ARM portfolio prepayments. Interest rate risk impacts the Company's interest income, interest expense and the market value on a large portion of the Company's assets and liabilities. The management of interest rate risk attempts to maximize earnings and to preserve capital by minimizing the negative impacts of changing market rates, asset and liability mix and prepayment activity.

The table below presents the Company's consolidated interest rate risk using the static gap methodology. This method reports the difference between interest rate sensitive assets and liabilities at specific points in time as of December 31, 2001, based on the earlier of term to repricing or the term to repayment of the asset or liability. The table does not include assets and liabilities that are not interest rate sensitive such as payment receivables, prepaid expenses, payables and accrued expenses. The table provides a projected repricing or maturity based on scheduled rate adjustments, scheduled payments, and estimated prepayments. For many of the Company's assets and certain of the Company's liabilities, the maturity date is not determinable with certainty. In general, the Company's ARM assets can be prepaid before contractual amortization and/or maturity. Likewise, the Company's AAA rated notes payable are paid down as the related ARM asset collateral pays down. The static gap report reflects the Company's investment policy that allows for only the acquisition of ARM assets that reprice within one year, short-term fixed rate assets with an average life of one year or less or Hybrids ARMs that are match funded to within a duration mismatch of one-year.

The difference between assets and liabilities repricing or maturing in a given period is one approximate measure of interest rate sensitivity. More assets than liabilities repricing in a period (a positive gap) implies earnings will rise as interest rates rise and decline as interest rates decline. More liabilities repricing than assets (a negative gap) implies declining income as rates rise and increasing income as rates decline. The static gap analysis does not take into consideration constraints on the repricing of the interest rate of ARM assets in a given period resulting from periodic and lifetime cap features nor the behavior of various indexes applicable to the Company's assets and liabilities. Different interest rate indexes exhibit different degrees of volatility in the same interest rate environment due to other market factors such as, but not limited to, government fiscal policies, market concern regarding potential credit losses, changes in spread relationships among different indexes and global market disruptions.

The use of interest rate instruments such as Swaps, Cap Agreements and Option Contracts are integrated into the Company's interest rate risk management. The notional amounts of these instruments are not reflected in the Company's balance sheet. The Swaps that hedge the financing of the Company's Hybrid ARMs are included in the static gap report for purposes of analyzing interest rate risk because they have the effect of adjusting the repricing characteristics of the Company's liabilities. The Cap Agreements and Option Contracts that hedge the lifetime cap on the Company's ARM assets are not considered in a static gap report because they do not effect the timing of the repricing of the instruments they hedge, but rather they, in effect, remove the limit on the amount of interest rate change that can occur relative to the applicable hedged asset.

Interest Rate Sensitivity Gap Analysis
(Dollar amounts in millions)

December 31, 2001

	3 Months or less	Over 3 Months to 6 Months	Over 6 Months to 1 Year	Over 1 Year	Total
Interest-earning assets:					
ARM securities	$ 1,606,351	$ 575,295	$ 616,494	$ 7,814	$ 2,805,954
ARM loans	224,411	42,832	10,143	-	277,386
Hybrid ARM securities and loans	248,339	162,251	316,022	1,891,413	2,618,025
Cash and cash equivalents	33,884	-	-	-	33,884
Total interest-earning assets	2,112,985	780,378	942,659	1,899,227	5,735,249
Interest-bearing liabilities:					
Reverse repurchase agreements	4,662,693	42,202	-	-	4,704,895
Notes payable	432,581	-	-	-	432,581
Whole Loan Financing	40,283	-	-	-	40,283
Swaps	(2,347,349)	116,343	390,535	1,840,471	-
Total interest bearing liabilities	2,788,208	158,545	390,535	1,840,471	5,177,759
Interest rate sensitivity gap	$ (675,223)	$ 621,833	$ 552,124	$ 58,756	$ 557,490
Cumulative interest rate sensitivity gap	$ (675,223)	$ (53,390)	$ 498,734	$ 557,490	
Cumulative interest rate sensitivity gap as a percentage of total assets before market value adjustments	(11.56)%	(0.91)%	8.54%	9.55%	

Although the static gap methodology is widely accepted in identifying interest rate risk, it does not take into consideration changes that may occur such as, but not limited to, changes in investment and financing strategies, changes in market spreads and relationships among different indexes, changes in asset yields, which can change more quickly than the underlying interest coupon on ARM assets, changes in hedging strategy, changes in prepayment speeds and changes in business volumes. Accordingly, the Company makes extensive usage of an earnings simulation model to analyze its level of interest rate risk. This analytical technique used to measure and manage interest rate risk includes the impact of all on-balance-sheet and off-balance-sheet financial instruments.

There are a number of key assumptions made in using the Company's earnings simulation model. These key assumptions include changes in market conditions that effect interest rates, the pricing of ARM products, the availability of ARM products, the availability and the cost of financing for ARM products. Other key assumptions made in using the simulation model include prepayment speeds, management's investment, financing and hedging strategies and the issuance of new equity. The Company typically runs the simulation model under a variety of hypothetical business scenarios that may include different interest rate scenarios, different investment strategies, different prepayment possibilities and other scenarios that provide the Company with a range of possible earnings outcomes in order to assess potential interest rate risk. The assumptions used represent the Company's estimate of the likely effect of changes in interest rates and do not necessarily reflect actual results.

The earnings simulation model takes into account periodic and lifetime caps embedded in the Company's ARM assets in determining the earnings at risk.

At December 31, 2001, based on the earnings simulation model, the Company's potential earnings at risk to a gradual, parallel 100 basis point rise in market interest rates over the next twelve months was approximately 5.5% of projected 2002 net income. The assumptions used in the earnings simulation model are inherently uncertain and as a result, the analysis cannot precisely predict the impact of higher interest rates on net income. Actual results would differ from simulated results due to timing, magnitude and frequency of interest rate changes, changes in prepayment speed other than what was assumed in the model, changes in other market conditions and management strategies to offset its potential exposure, among other factors. This measure of risk represents the Company's exposure to higher interest rates at a particular point in time. The Company's actual risk is always changing. The Company continuously monitors the Company's risk profile as it changes and alters its strategies as appropriate in its view of the likely course of interest rates and other developments in the Company's business.

Liquidity and Capital Resources

The Company's primary source of funds for the year ended December 31, 2001 consisted of reverse repurchase agreements, which totaled $4.739 billion, collateralized notes payable, which had a balance of $432.6 million and whole loan financing facilities, which had a balance of $37.7 million. The Company's other significant sources of funds for the year ended December 31, 2001 consisted primarily of payments of principal and interest from its ARM assets in the amount of $2.5 billion. In the future, the Company expects its primary sources of funds will consist of borrowed funds under reverse repurchase agreement transactions with one- to twelve-month maturities, funds borrowed from whole loan financing facilities, capital market financing transactions collateralized by ARM and hybrid loans, proceeds from monthly payments of principal and interest on its ARM assets portfolio and occasional asset sales. The Company's liquid assets generally consist of unpledged ARM assets, cash and cash equivalents.

Total borrowings outstanding at December 31, 2001, had a weighted average effective cost of 2.27%. The reverse repurchase agreements had a weighted average remaining term to maturity of 2.8 months and the collateralized notes payable had a final maturity of January 25, 2029, but will be paid down as the ARM assets collateralizing the notes are paid down. The whole loan financing facilities are committed facilities that mature in January 2002, March 2002 and November 2002. As of December 31, 2001, $1.754 billion of the Company's borrowings were variable-rate term reverse repurchase agreements. Term reverse repurchase agreements are committed financings with original maturities that range from five months to thirteen months. The interest rates on these term reverse repurchase agreements are indexed to either the one- or three-month LIBOR rate and reprice accordingly. The interest rate on the collateralized AAA notes adjusts monthly based on changes in one-month LIBOR. The interest rates on the whole loan financing facilities are indexed to the one-month LIBOR index and are subject to either daily or monthly adjustment.

The Company has arrangements to enter into reverse repurchase agreements with 22 different financial institutions and on December 31, 2001, had borrowed funds with 14 of these firms. Because the Company borrows money under these agreements based on the fair value of its ARM assets and because changes in interest rates can negatively impact the valuation of ARM assets, the Company's borrowing ability under these agreements could be limited and lenders may initiate margin calls in the event interest rates change or the value of the Company's ARM assets decline for other reasons. Additionally, certain of the Company's ARM assets are rated less than AA by the Rating Agencies (approximately 2.8%) and have less liquidity than assets that are rated AA or higher. Other mortgage assets which are rated AA or higher by the Rating Agencies derive their credit rating based on a mortgage pool insurer's rating. As a result of either changes in interest rates, credit performance of a mortgage pool or a downgrade of a mortgage pool issuer, the Company may find it difficult to borrow against such assets and, therefore, may be required to sell certain mortgage assets in order to maintain liquidity. If required, these sales could be at prices lower than the carrying value of the assets, which would result in losses. The Company had adequate liquidity throughout the year ended December 31, 2001. Company believes it will continue to have sufficient liquidity to meet its future cash requirements from its primary sources of funds for the foreseeable future without needing to sell assets.

As of December 31, 2001, the Company had $432.6 million of AAA collateralized notes outstanding, which are not subject to margin calls. Due to the structure of the collateralized notes, their financing is not based on market value or subject to subsequent changes in mortgage credit markets, as is the case of the reverse repurchase agreement arrangements.

As of December 31, 2001, the Company had entered into four whole loan financing facilities. One of the whole loan financing facilities had a committed borrowing capacity of $150 million and matured in January 2002. The Company has a second committed whole loan financing facility that has a borrowing capacity of $300 million and matures in March 2002. The Company expects to renew this facility. The Company also has two other whole loan financing facilities, both of which have borrowing capacities of $150 million and mature in November 2002. The borrowing capacity of each of these facilities can be increased, at the Company's option, to $300 million for an additional fee. As of December 31, 2001, the Company had $37.7 million borrowed against these whole loan financing facilities at an effective cost of 2.53%.

On May 31, 2001, the Company filed a combined shelf registration statement on Form S-3 for $409 million of equity securities, which included $109 million of securities that were registered under a previously filed registration statement. On July 6, 2001, the combined registration statement for $409 million, which includes the possible issuances of common stock, preferred stock or warrants, was declared effective by the Securities and Exchange Commission. During August 2001, the Company completed a public offering of 5,791,500 shares of its common stock, for which it received net proceeds of $86.9 million. During November 2001, the Company completed a second public offering of 4,340,000 shares of its common stock, for which it received net proceeds of $66.1 million. As of December 31, 2001, $246.5 million of the Company's securities remained registered for future issuance and sale under its currently effective registration statement.

The Company has a Dividend Reinvestment and Stock Purchase Plan (the "DRP") designed to provide a convenient and economical way for existing shareholders to automatically reinvest their dividends in additional shares of common stock and for new and existing shareholders to purchase shares at a discount to the current market price of the common stock, as defined in the DRP. As a result of participation in the DRP during 2001, the Company issued 1,173,685 new shares of common stock and received $20.7 million of new equity capital.

Effects of Interest Rate Changes

Changes in interest rates impact the Company's earnings in various ways. While the Company only invests in ARM assets, rising short-term interest rates may temporarily negatively affect the Company's earnings and conversely falling short-term interest rates may temporarily increase the Company's earnings. This impact can occur for several reasons and may be mitigated by portfolio prepayment activity as discussed below. First, the Company's borrowings will react to changes in interest rates sooner than the Company's ARM assets because the weighted average next repricing date of the borrowings is usually a shorter time period. Second, interest rates on ARM loans are generally limited to an increase of either 1% or 2% per adjustment period (commonly referred to as the periodic cap) and the Company's borrowings do not have similar limitations. Third, the Company's ARM assets lag changes in the indices due to the notice period provided to ARM borrowers when the interest rates on their loans are scheduled to change. The periodic cap only affects the Company's earnings when interest rates move by more than 1% per six-month period or 2% per year.

Interest rates can also affect the Company's net return on its Hybrid ARMs (net of the cost of financing Hybrid ARMs). The Company estimates the duration of the fixed rate period of its Hybrid ARM and has a policy to hedge the financing of the Hybrid ARMs such that the duration difference is less than one year. The financing of the unhedged fixed rate remaining period of one year or less is subject to prevailing interest rates on the remaining balance of the Hybrid ARMs at the expiration of the hedged period. As a result, if the cost of funds on borrowings is higher at the expiration of the hedged period, the Company's net interest spread on the remaining balance of a Hybrid ARM asset will be affected unfavorably and conversely, if the cost of funds on borrowings is lower, the net interest spread will be affected favorably.

Interest rate changes may also impact the Company's ARM assets and borrowings differently because the Company's ARM assets are indexed to various indices whereas the interest rate on the Company's borrowings generally move with changes in LIBOR. Although the Company has always favored acquiring LIBOR based ARM assets in order to reduce this risk, LIBOR based ARMs are not generally well accepted by homeowners in the U.S. As a result, the Company has acquired ARM assets indexed to a mix of indices in order to diversify its exposure to changes in LIBOR in contrast to changes in other indices. During times of global economic instability, U.S. Treasury rates generally decline because foreign and domestic investors generally increase their investment in U.S. Treasury instruments because they are considered to be a safe haven for investments. The Company's ARM assets indexed to U.S. Treasury rates then decline in yield as U.S. Treasury rates decline, whereas the Company's borrowings and other ARM assets may not be affected by the same pressures or to the same degree. As a result, the Company's income can improve or decrease depending on the relationship between the various indices that the Company's ARM assets are indexed to, compared to changes in the Company's cost of funds.

The rate of prepayment on the Company's mortgage assets may increase if interest rates decline, or if the difference between long-term and short-term interest rates diminishes. Increased prepayments would cause the Company to amortize the premiums paid for its mortgage assets faster, resulting in a reduced yield on its mortgage assets. Additionally, to the extent proceeds of prepayments cannot be reinvested at a rate of interest at least equal to the rate previously earned on such mortgage assets, the Company's earnings may be adversely affected.

Conversely, the rate of prepayment on the Company's mortgage assets may decrease if interest rates rise, or if the difference between long-term and short-term interest rates increases. Decreased prepayments would cause the Company to amortize the premiums paid for its ARM assets over a longer time period, resulting in an increased yield on its mortgage assets. Therefore, in rising interest rate environments where prepayments are declining, not only would the interest rate on the ARM assets portfolio increase to re-establish a spread over the higher interest rates, but the yield also would rise due to slower prepayments. The combined effect could significantly mitigate other negative effects that rising short-term interest rates might have on earnings.

Lastly, because the Company only invests in ARM assets and approximately 8% to 10% of such mortgage assets are purchased with shareholders' equity, the Company's earnings, over time, will tend to increase, after an initial short-term decline, following periods when short-term interest rates have risen, and decrease after an initial short-term increase, following periods when short-term interest rates have declined. This is because the financed portion of the Company's portfolio of ARM assets will, over time, reprice to a spread over the Company's cost of funds, while the portion of the Company's portfolio of ARM assets that are purchased with shareholders' equity will generally have a higher yield in a higher interest rate environment and a lower yield in a lower interest rate environment.

Other Matters

The Company calculates its Qualified REIT Assets, as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to be 97.8% of its total assets, compared to the Code requirement that at least 75% of its total assets must be Qualified REIT Assets. The Company also calculates that 98.6% of its 2001 revenue qualifies for the 75% source of income test and 100% of its 2001 revenue qualifies for the 95% source of income test under the REIT rules. The Company also met all REIT requirements regarding the ownership of its common stock and the distributions of its net income. Therefore, as of December 31, 2001, the Company believes that it will continue to qualify as a REIT under the provisions of the Code.

The Company at all times intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940. If the Company were to become regulated as an investment company, the Company's use of leverage would be substantially reduced. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation of the staff of the SEC, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in Qualifying Interests. In addition, unless certain mortgage assets represent all the certificates issued with respect to an underlying pool of mortgages, such mortgage assets may be treated as assets separate from the underlying mortgage loans and, thus, may not be considered Qualifying Interests for purposes of the 55% requirement. As of December 31, 2001, the Company calculates that it is in compliance with this requirement.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by Item 7A is incorporated by reference from the information in Item 7 under the caption "Market Risk" set forth on pages 42 through 45 in this Form 10-K.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of the Company, the related notes and schedule to the financial statements, together with the Report of Independent Accountants thereon are set forth on pages F-3 through F-26 in this Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 is incorporated herein by reference to the definitive Proxy Statement dated March 27, 2002 pursuant to General Instruction G(3).

Item 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the definitive Proxy Statement dated March 27, 2002 pursuant to General Instruction G(3).

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 is incorporated herein by reference to the definitive Proxy Statement dated March 27, 2002 pursuant to General Instruction G(3).

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is incorporated herein by reference to the definitive Proxy Statement dated March 27, 2002 pursuant to General Instruction G(3).

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

1. The following Financial Statements of the Company are included in Part II, Item 8 of this Annual Report on Form-K:

   Report of Independent Accountants;
   Consolidated Balance Sheets as of December 31, 2001 and 2000;
   Consolidated Income Statements for the years ended December 31, 2001, 2000 and 1999;
   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999;
   Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 and Notes to Consolidated Financial Statements.

2. Schedules to Consolidated Financial Statements:

   All consolidated financial statement schedules are included in Part II, Item 8 of this Annual Report on Form-K.

3. Exhibits:

   See "Exhibit Index".

(b) Reports on Form 8-K

The Company filed the following Current Reports on Form 8-K during the quarter ended December 31, 2001:

(i) Current Report on Form 8-K, dated October 30, 2001 regarding (1) the Registrant's Press Release dated October 22, 2001 announcing the Registrant's second quarter earnings, (2) an amendment to the Amended and Restated By-laws of the Company regarding the maximum number of directors authorized, (3) the appointment of Richard P. Story as an additional Director and (4) the appointment of certain other officers.

(ii) Current Report on Form 8-K, dated November 16, 2001 regarding the Registrant's public offering of 4,000,000 shares and related underwriting agreement.

THORNBURG MORTGAGE, INC
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT ACCOUNTANTS

For Inclusion in Form 10-K

Filed with

Securities and Exchange Commission

December 31, 2001

THORNBURG MORTGAGE, INC
AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Accountants

To the Board of Directors and Shareholders
Thornburg Mortgage, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Thornburg Mortgage, Inc. and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, on January 1, 2001 the Company changed its accounting for derivative instruments.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
January 25, 2002, except for Note 9,
as to which the date is February 12, 2002

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	December 31	
	2001	2000
ASSETS		
Adjustable-rate mortgage ("ARM") assets		
ARM securities	$ 5,163,058	$ 3,359,352
Collateral for collateralized notes	470,752	615,696
ARM loans held for securitization	98,766	164,413
	5,732,576	4,139,461
Cash and cash equivalents	33,884	13,105
Accrued interest receivable	33,483	32,730
Prepaid expenses and other	3,705	4,871
	$ 5,803,648	$ 4,190,167
LIABILITIES		
Reverse repurchase agreements	$ 4,738,827	$ 2,961,617
Collateralized notes payable	432,581	603,910
Other borrowings	40,283	158,593
Payable for assets purchased	18,200	124,942
Accrued interest payable	12,160	20,519
Dividends payable	19,987	1,670
Accrued expenses and other	8,952	1,378
	5,270,990	3,872,629
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Preferred stock: par value $.01 per share; 2,760 shares authorized, issued and outstanding; 9.68% Cumulative Convertible Series A; aggregate preference in liquidation $69,000	65,805	65,805
22,000 Series B cumulative shares authorized, none issued and outstanding, respectively	-	-
Common stock: par value $.01 per share; 47,218 and 47,240 shares authorized, 33,305 and 22,072 shares issued and 33,305 and 21,572 outstanding, respectively	333	221
Additional paid-in-capital	515,516	343,036
Accumulated other comprehensive income (loss)	(36,566)	(78,427)
Notes receivable from stock sales	(7,904)	(5,318)
Retained deficit	(4,526)	(3,113)
Treasury stock: at cost, 0 and 500 shares respectively	-	(4,666)
	532,658	317,538
	$ 5,803,648	$ 4,190,167

See Notes to Consolidated Financial Statements.

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands, except per share data)

	Year ended December 31		
	2001	2000	1999
Interest income from ARM assets and cash equivalents	$ 278,594	$ 289,973	$ 260,365
Interest expense on borrowed funds	(199,829)	(253,343)	(226,350)
Net interest income	78,765	36,630	34,015
Fee income	49	-	-
Gain (loss) on sale of ARM assets, net	1	287	47
Hedging expense	(1,337)	-	-
Provision for credit losses	(653)	(1,158)	(2,867)
Management fee	(4,897)	(4,158)	(4,088)
Performance fee	(6,716)	(46)	-
Other operating expenses	(6,550)	(2,390)	(1,523)
Net income before cumulative effect of change in accounting principle	58,662	29,165	25,584
Cumulative effect of change in accounting principle	(202)	-	-
NET INCOME	$ 58,460	$ 29,165	$ 25,584
Net income	$ 58,460	$ 29,165	$ 25,584
Dividend on preferred stock	(6,679)	(6,679)	(6,679)
Net income available to common shareholders	$ 51,781	$ 22,486	$ 18,905
Basic and diluted earnings per share before cumulative effect of change in accounting principle	$ 2.10	$ 1.05	$ 0.88
Cumulative effect of change in accounting principle	(0.01)	-	-
Basic and diluted earnings per share	$ 2.09	$ 1.05	$ 0.88
Average number of common shares outstanding	24,754	21,506	21,490

See Notes to Consolidated Financial Statements.

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2001
(Dollar amounts in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accum. Other Comprehensive Income(Loss)	Notes Receivable From Stock Sales	Retained Earnings/ (Deficit)	Treasury Stock	Comprehensive Income	Total
Balance, December 31, 1998	$ 65,805	$ 220	$ 341,756	$ (82,148)	$ (4,632)	$ (4,512)	$ (4,666)		$ 311,823
Net income						25,584		$ 25,584	25,584
Other comprehensive income:									
Available-for-sale assets:									
Fair value adjustment				307				307	307
Deferred gain on sale of hedges, net of amortization				(648)				(648)	(648)
Other comprehensive income								$ 25,243	
Interest from notes receivable from stock sales			270						270
Dividends declared on preferred stock - $2.42 per share						(6,679)			(6,679)
Dividends declared on common stock - $0.92 per share						(19,770)			(19,770)
Balance, December 31, 1999	65,805	220	342,026	(82,489)	(4,632)	(5,377)	(4,666)		310,887
Comprehensive income:									
Net income						29,165		$ 29,165	29,165
Other comprehensive income:									
Available-for-sale assets:									
Fair value adjustment				4,927				4,927	4,927
Deferred gain on sale of hedges, net of amortization				(865)				(865)	(865)
Other comprehensive income								$ 33,227	
Issuance of common stock		1	730		(686)				45
Interest from notes receivable from stock sales			280						280
Dividends declared on preferred stock - $2.42 per share						(6,679)			(6,679)
Dividends declared on common stock - $0.94 per share						(20,222)			(20,222)
Balance, December 31, 2000	65,805	221	343,036	(78,427)	(5,318)	(3,113)	(4,666)		317,538
Comprehensive income:									
Net income						58,460		$ 58,460	58,460
Other comprehensive income:									
Available-for-sale assets:									
Fair value adjustment				71,391				71,391	71,391
Swap agreements:									
Cumulative adjustment for change in accounting principle				(629)				(629)	(629)
Fair value adjustment, net of amortization				(28,901)				(28,901)	(28,901)
Other comprehensive income								$ 100,321	
Issuance of common stock		112	172,132		(2,677)		4,666		174,233
Interest and principal payments on notes receivable from stock sales			348		91				439
Dividends declared on preferred stock - $2.42 per share						(6,679)			(6,679)
Dividends declared on common stock - $2.00 per share						(53,194)			(53,194)
Balance, December 31, 2001	$ 65,805	$ 333	$ 515,516	$ (36,566)	$ (7,904)	$ (4,526)	$ -		$ 532,658

See Notes to Consolidated Financial Statements.

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Year ended December 31		
	2001	2000	1999
Operating Activities:			
Net income	$ 58,460	$ 29,165	$ 25,584
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	20,095	17,476	31,080
Net realized (gain) loss from sale of ARM assets	(1)	(287)	(47)
Provision for credit losses	653	1,158	2,867
Hedging expense and cumulative effect of change in accounting principle	1,539	-	-
Change in assets and liabilities:			
Accrued interest receivable	(753)	(802)	6,011
Prepaid expenses and other	1,166	2,834	(5,859)
Accrued interest payable	(8,359)	1,655	(12,650)
Accrued expenses and other	7,573	(2,229)	397
Net cash provided by operating activities	80,373	48,970	47,383
Investing Activities:			
Available-for-sale securities:			
Purchases	(2,777,381)	(736,568)	(1,244,341)
Proceeds on sales	108,056	120,149	9,922
Principal payments	2,001,978	686,912	1,032,332
Collateral for collateralized notes payable:			
Principal payments	172,714	284,326	239,737
ARM Loans:			
Purchases	(1,185,277)	(176,027)	(35,417)
Proceeds on sales	339	107	8,775
Principal payments	25,928	9,029	9,339
Purchase of interest rate cap and floor agreements	-	(1,048)	(1,853)
Net cash provided by (used in) investing activities	(1,653,643)	186,880	18,494
Financing Activities:			
Net borrowings from (repayments of) reverse repurchase agreements	1,750,516	(60,894)	155,304
Repayments of collateralized notes	(171,329)	(282,813)	(240,459)
Net borrowings from (repayments of) other borrowings	(118,310)	137,303	19,260
Proceeds from common stock issued, net	174,234	45	-
Dividends paid	(41,586)	(26,900)	(26,449)
Payments from notes receivable from stock sales	524	280	270
Net cash provided by (used in) financing activities	1,594,049	(232,979)	(92,074)
Net increase (decrease) in cash and cash equivalents	20,779	2,871	(26,197)
Cash and cash equivalents at beginning of year	13,105	10,234	36,431
Cash and cash equivalents at end of year	$ 33,884	$ 13,105	$ 10,234

See Notes to Consolidated Financial Statements.

Note 1. Organization and Significant Accounting Policies

Thornburg Mortgage, Inc. was incorporated in Maryland on July 28, 1992. The Company commenced its operations of purchasing and managing for investment a portfolio of adjustable-rate mortgage assets on June 25, 1993, upon receipt of the net proceeds from the initial public offering of the Company's common stock.

Thornburg Mortgage, Inc. is a mortgage origination and acquisition company that originates, acquires and invests in adjustable-rate mortgage ("ARM") assets comprised of ARM securities and ARM loans, thereby providing capital to the single-family residential housing market. The Company uses its equity capital and borrowed funds to invest in ARM assets and seeks to generate income based on the difference between the yield on its ARM assets portfolio and the cost of its borrowings.

The Company has a wholly owned mortgage banking subsidiary, TMHL, to conduct the Company's mortgage loan acquisition and mortgage loan origination activities. TMHL acquires mortgage loans through three channels: bulk acquisitions, correspondent lending and retail originations. TMHL finances the loans through four warehouse borrowing arrangements, pools loans for securitization and sale to its parent, and occasionally sells loans to third parties.

A summary of the Company's significant accounting policies follows:

Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of Thornburg Mortgage, Inc (together with its subsidiaries referred to hereafter as the "Company") and its wholly-owned bankruptcy remote special purpose finance subsidiaries, Thornburg Mortgage Funding Corporation ("TMFC"), Thornburg Mortgage Acceptance Corporation ("TMAC") and a mortgage banking subsidiary, Thornburg Mortgage Home Loans, Inc. ("TMHL") and its wholly-owned special purpose finance subsidiaries, Thornburg Mortgage Funding Corporation II, Thornburg Mortgage Acceptance Corporation II. TMFC and TMAC are wholly owned qualified REIT subsidiaries and are consolidated with the Company for financial statement and tax reporting purposes. During 2001, TMHL and its subsidiaries have operated as taxable REIT subsidiaries and are consolidated with the Company for financial statement purposes and are not consolidated with the Company for tax reporting purposes. Beginning on January 1, 2002, TMHL and its current subsidiaries began operating as wholly owned qualified REIT subsidiaries and will be consolidated with the Company for financial statement and tax reporting purposes. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates their value.

Adjustable-rate mortgage assets

The Company's adjustable-rate mortgage ("ARM") assets are comprised of ARM securities, ARM loans and collateral for AAA notes payable, which also consists of ARM securities and ARM loans. Included in the Company's ARM assets are hybrid ARM securities and loans ("Hybrid ARMs") that have a fixed interest rate for an initial period, generally three to ten years, and then convert to an adjustable-rate for their remaining term to maturity.

Management has designated all of its ARM securities as available-for-sale. Therefore, they are reported at fair value, with unrealized gains and losses excluded from earnings and reported in "Accumulated other comprehensive income (loss)" as a separate component of shareholders' equity.

The Company securitizes loans for its ARM securities portfolio. The Company does not sell any of the securities created from this securitization process, but rather retains all of the beneficial and economic interests of the loans. The securitizations of the Company's loans are not accounted for as sales and the

Company does not record any servicing assets or liabilities as a result of this process. The fair value reflected in the Company's financial statements for these securities is generally based on market prices provided by certain dealers who make markets in these financial instruments.

In general, ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that individual ARM assets contain a contractual maximum interest rate ("Life Cap"). ARM securities typically have a Life Cap that not only places a constraint on the ability of an ARM security to adjust to higher interest rates but also affects the changes in fair value of an ARM security. As of January 1, 2001, in connection with the Company's adoption of FAS 133, the Company hedged the fair value changes of the Life Cap component of a portion of its ARM portfolio. As a result, the change in fair value associated with the Life Cap component of an ARM security in the portfolio was recorded in earnings, subject to meeting tests of hedging effectiveness, as well as an offsetting change in fair value of the hedging instruments. To the extent the change in fair value of the Life Cap component of the hedged ARM securities and the change in fair value of the hedging instruments do not offset each other, there is hedge ineffectiveness that is recorded in earnings. Hedge ineffectiveness is reported in the Company's Statements of Operations as Hedging expense. During the quarter ended September 30, 2001, the Company determined that it was impractical to continue measuring the effectiveness of this hedge and began recording the fair value change of these hedging instruments in the Company's Statements of Operations as Hedging expense.

Management has the intent and ability to hold the Company's ARM loans for the foreseeable future and until maturity or payoff. Therefore, they are carried at their unpaid principal balances, net of unamortized premium or discount and allowance for loan losses.

The collateral for the notes payable includes ARM securities and ARM loans which are accounted for in the same manner as the ARM securities and ARM loans that are not held as collateral.

Interest income on ARM assets is accrued based on the outstanding principal amount and their contractual terms. Premiums and discounts associated with the purchase of the ARM assets are amortized into interest income over the lives of the assets using the effective yield method adjusted for the effects of estimated prepayments.

ARM asset transactions are recorded on the date the ARM assets are purchased or sold. Purchases of new issue ARM securities and all ARM loans are recorded when all significant uncertainties regarding the characteristics of the assets are removed and, in the case of loans, underwriting due diligence has been completed, generally shortly before the settlement date. Realized gains and losses on ARM asset transactions are determined on the specific identification basis.

Credit Risk

The Company limits its exposure to credit losses on its portfolio of ARM securities by only purchasing ARM securities that have an investment grade rating at the time of purchase and have some form of credit enhancement or are guaranteed by an agency of the federal government. An investment grade security generally has a security rating of BBB or Baa or better by at least one of two nationally recognized rating agencies, Standard & Poor's, Inc. or Moody's Investor Services, Inc. (the "Rating Agencies"). Additionally, the Company also purchases and originates ARM loans and limits its exposure to credit losses by restricting its whole loan purchases and originations to ARM loans generally originated to "A" quality underwriting standards or, in the case of purchased whole loans, to loans that have at least five years of pay history and/or low loan to property value ratios. The Company further limits its exposure to credit risk by limiting its investment in investment grade securities that are rated A, or equivalent, BBB, or equivalent, or ARM loans originated to "A" quality underwriting standards ("Other Investments") to no more than 30% of the portfolio, including the subordinate classes of securities retained as part of the Company's securitization of loans.

The Company, in general, securitizes all of its loans and retains the resulting securities in its ARM portfolio. At the time of securitization, the Company obtains a credit review by one or more Rating Agency of the loans being securitized. Based on this review, a determination is made regarding the expected losses to be realized in the future and the Company adjusts the basis of the securities to their expected realizable value. In doing so, the Company establishes a basis adjustment amount to absorb the expected credit losses. The Company then monitors the delinquencies and losses on the underlying mortgage loans backing its ARM securities. If the credit performance of the underlying mortgage loans is not as expected, the Company makes a provision for additional probable credit losses at a level deemed appropriate by management to provide for known losses as well as estimated losses inherent in its ARM securities portfolio. The provision is based on management's assessment of numerous factors affecting its portfolio of ARM assets including, but not limited to, current economic conditions, delinquency status, credit losses to date on underlying mortgages and remaining credit protection. The provision for ARM securities is made by reducing the cost basis of the individual security for the decline in fair value, which is other than temporary, and the amount of such write-down is recorded as a realized loss, thereby reducing earnings. Additionally, once a loan within a security is 90 days or more delinquent or a borrower declares bankruptcy, the Company adjusts the value of its accrued interest receivable to what it believes to be collectible and stops accruing interest on that portion of the security collateralized by the loan.

Prior to November 2001, the Company also made a monthly provision for estimated credit losses on its portfolio of ARM loans, which is an increase to the allowance for loan losses. In November 2001, the Company made the determination that virtually all of its loans were expected to be securitized and that none of its loans were expected to experience a loss prior to securitization. The Company completed two loan securitization transactions in November and December 2001 and transferred the allowance for loan losses associated with the securitized loans to the cost basis of the resulting securities. The Company will continue to evaluate its estimated credit losses on loans that are not expected to be securitized and for estimated credit losses that become probable prior to securitization. The provision for estimated credit losses on loans is based on loss statistics of the real estate industry for similar loans, taking into consideration factors including, but not limited to, underwriting characteristics, seasoning, geographic location and current economic conditions. When a loan or a portion of a loan is deemed to be uncollectible, the portion deemed to be uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. Additionally, once a loan is 90 days or more delinquent or a borrower declares bankruptcy, the Company adjusts the value of the accrued interest receivable to what it believes to be collectible and stops accruing interest on the loan.

In addition, credit losses on pools of loans that are held as collateral for AAA notes payable are also covered by third-party insurance policies that protect the Company from credit losses above a specified level, limiting the Company's exposure to credit losses on such loans. The Company has reduced the cost basis of the subordinated security retained at the time the Collateralized notes payable were issued, to take into consideration estimated credit losses on the underlying loans.

Provisions for credit losses do not reduce taxable income and thus do not affect the dividends paid by the Company to shareholders in the period the provisions are taken. Actual losses realized by the Company do reduce taxable income in the period the actual loss is realized and would affect the dividends paid to shareholders for that tax year.

Valuation Methods

The fair values of the Company's ARM securities and Cap Agreements are generally based on market prices provided by certain dealers who make markets in these financial instruments or third-party pricing services. If the fair value of an ARM security is not reasonably available from a dealer or a third-party pricing service, management estimates the fair value based on characteristics of the security it receives from the issuer and available market information. The fair values for ARM loans is estimated by the Company by using the same pricing models employed by the Company in the process of determining a price to bid for loans in the open market, taking into consideration the aggregated characteristics of groups of loans such as, but not limited to, collateral type, index, margin, life cap, periodic cap, underwriting standards, age and delinquency experience. The fair value of the Company's collateralized notes payable and interest rate swap agreements are based on market values provided by dealers who are familiar with the terms of the notes and swap agreements. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market exchange. Cash and cash equivalents, interest receivable, reverse repurchase agreements, other borrowings and other liabilities are reflected in the financial statements at their amortized cost, which approximates their fair value because of the short-term nature of these instruments.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Financial Accounting Standard 133 ("FAS 133"), *Accounting for Derivative Instruments and Hedging Activities,* as amended and interpreted. FAS 133 established accounting and reporting standards for derivative instruments and hedging activities, including derivatives embedded in other instruments. In accordance with FAS 133, all derivatives are carried on the balance sheet at their fair value. If a derivative is designated as a "fair value hedge", the changes in the fair value of the derivative instrument and the changes in the fair value of the hedged item are both recognized in earnings. If a derivative is designated as a "cash flow hedge" the effective amount of change in the fair value of the derivative instrument is recorded in Other comprehensive income and is transferred from Other comprehensive income to earnings as the hedged item affects earnings. The ineffective amount of all hedges is recognized in earnings each quarter.

As the Company enters into hedging transactions, it formally documents the relationship between the hedging instruments and the hedged items. The Company has also documented its risk-management policies, including objectives and strategies, as it relates to its hedging activities. The Company assesses, both at inception of a hedging activity and on an on-going basis, whether or not the hedging activity is highly effective. When it is determined that a hedge is not highly effective, the Company discontinues hedge accounting prospectively.

Interest rate cap agreements

The Company purchases interest rate cap agreements and options on interest rate futures (collectively referred to as "Cap Agreements") to manage interest rate risk. In general, ARM assets have a Life Cap, which is a component of the fair value of an ARM asset. The Cap Agreements the Company has purchased have the effect of offsetting a portion of the fair value change in the Company's ARM assets related to the Life Cap, and they also have the effect of allowing the yield on the Company's ARM assets to continue to rise above their contractual maximum rates. Pursuant to the terms of the Cap Agreements, the Company will receive cash payments if the interest rate index specified in any such Cap Agreement increases above certain specified levels. Therefore, such Cap Agreements have the effect of offsetting a portion of the Company's borrowing costs, thereby reducing the effect of the lifetime cap feature on the Company's ARM assets so that the yield on the Company's ARM assets will continue to rise in high interest rate environments as the Company's cost of borrowing rises.

All Cap Agreements were designated as fair value hedges against the value of the Life Cap components of available-for-sale ARM securities upon the adoption of FAS 133. In accordance with the adoption of FAS 133, and subject to meeting certain hedging requirements, the change in the fair value of the Cap Agreements is recognized in earnings and is compared to the change in the fair value of the related hedged asset to ensure the hedging relationship is highly effective. The change in fair value associated with the Life Cap component of the hedged portion of the ARM securities portfolio is also recorded in earnings, subject to meeting certain tests of hedging effectiveness. To the extent the change in fair value of the Life Cap component of the hedged ARM securities and the change in fair value of the hedging instruments do not offset each other, there is hedge ineffectiveness, which is reported in the Company's Statements of Operations as Hedging expense. The Company determined that this hedge utilizing Cap Agreements was not effective during the third quarter or fourth quarter of 2001 and, as a result, the Company recorded the change in fair value of the Cap Agreements as hedging expense with no offsetting amount associated with the change in fair value of the hedged assets. The Company purchases Cap Agreements by incurring a one-time fee or premium and carries them at fair value. The carrying value of the Cap Agreements is included in ARM securities on the balance sheet.

Upon the adoption of FAS 133, the Company recorded a cumulative adjustment for a change in accounting principles in the amount of $0.2 million, which reduced net income. This amount is primarily the unrealized loss on certain Cap Agreements that had previously been designated as hedging the Company's borrowing cost during the fixed rate period of certain Hybrid ARMs. The Company recorded this unrealized loss in earnings because there was no change in the intrinsic value of the Cap Agreements since the inception of the hedge to the date of adopting FAS 133. The Company re-designated these Cap Agreements as fair value hedges that hedge the value of the Life Cap component of its ARM assets consistent with the rest of the Company's portfolio of Cap Agreements.

In addition, prior to the adoption of FAS 133, the Company had designated the remainder of its Cap Agreements and all of its Option Contracts as a hedge against available for sale securities and ARM loans and had recorded the unrealized gains and losses on the Cap Agreements, Option Contracts and available for sale securities in Other comprehensive income. Upon the adoption of FAS 133, the Company designated its Cap Agreements and Option Contracts as fair value hedges against the Life Cap component of its ARM securities. As of the FAS 133 transition date, the fair value of the Life Cap component of its ARM securities was determined to be $1.315 million and the Cap Agreements and Option Contracts had a fair value of $1.319 million. Therefore, the transition adjustment to record the reclassification of the fair value of the Cap Agreements and Option Contracts from Other comprehensive income to earnings and the offsetting reclassification of the fair value of the Life Cap component of available for sale ARM securities, also from Other comprehensive income to earnings, resulted in no material net effect on either earnings or Other comprehensive income.

Interest rate swap agreements

The Company enters into interest rate swap agreements ("Swap Agreements") in order to manage its interest rate exposure when financing its ARM assets. The Company generally borrows money based on short-term interest rates, either by entering into borrowings with maturity terms of less than six months, and frequently one month, or by entering into borrowings with longer maturity terms of one to two years that reprice based on a frequency that is commonly one month, but has at times been up to six months. The Company's ARM assets generally have an interest rate that reprices based on frequency terms of one to twelve months. The Company's Hybrid ARMs generally have an initial fixed interest rate period of three to ten years. As a result, the Company's existing and forecasted borrowings reprice to a new rate on a more frequent basis than do the Company's ARM assets. When the Company enters into a Swap Agreement, it agrees to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. These Swap Agreements have the effect of converting the Company's variable-rate debt into fixed-rate debt over the life of the Swap Agreements. Swap Agreements are used as a cost effective way to lengthen the average repricing period of its variable rate and short-term borrowings such that the average repricing of the borrowings more closely matches the average repricing of the Company's ARM assets. Additionally, as the Company acquires Hybrid ARMs, it also enters into Swap Agreements in order to manage the interest rate repricing mismatch between the fixed-rate period of the Hybrid ARMs and the fixed-rate period of the Swap Agreements to a duration difference of no more than one year. Duration measures market price volatility of financial instruments as their balances and interest rates change over time. The Company measures the duration of its Hybrid ARMs, fixed rate liabilities financing Hybrid ARMs and equity using various financial models and empirical data.

All Swap Agreements are designated as cash flow hedges against the interest rate risk associated with the Company's borrowings. Although the terms and characteristics of the Company's Swap Agreements and hedged borrowings are nearly identical, due to the explicit requirements of FAS 133, the Company does not account for these hedges under a method defined in FAS 133 as the "shortcut" method, but rather the Company calculates the effectiveness of this hedge on an ongoing basis. As a result of the calculated effectiveness of approximately 100% to date, all changes in the unrealized gains and losses on Swap Agreements have been recorded in Other comprehensive income and are reclassified to earnings as interest expense is recognized on the Company's hedged borrowings. If it becomes probable that the forecasted transaction will not occur by the end of the originally specified time period, as documented at the inception of the hedging relationship, or within an additional two-month time period thereafter, then the related gain or loss in Other comprehensive income would be reclassified to income. For a similar reason, if the Company called its Collateralized notes payable prior to the maturity of the Swap Agreements designated as a cash flow hedge of a portion of that debt, then the related gain or loss in Other comprehensive income would be reclassified to income. As of December 31, 2001, the net unrealized losses on Swap Agreements and deferred gains from terminated Swap Agreements recorded in Other comprehensive income was a net loss of $30.9 million. The Company estimates that over the next twelve months, approximately $17.8 million of the net unrealized losses on its Swap Agreements and the deferred gains from terminated Swap Agreements will be reclassified from Other comprehensive income to earnings. The carrying value of the Swap Agreements, in the amount of $33.9 million as of December 31, 2001, is included in Reverse repurchase agreements in the accompanying balance sheets.

As of January 1, 2001, with the adoption of FAS 133, the Company recorded a cumulative adjustment for a change in accounting principle in Other comprehensive income in the net amount of $2.3 million to record the unrealized loss on its Swap Agreements, which had previously been recorded off balance sheet. This amount was comprised of an unrealized loss on Swap Agreements of $7.6 million and a deferred gain from terminated Swap Agreement activity in the amount of $5.3 million.

The Company has terminated and replaced Swap Agreements as an additional source of liquidity when it was able to do so while maintaining compliance with its hedging policies. Since the Company's adoption of

FAS 133, realized gains and losses resulting from the termination of swap agreements, are initially recorded in Other comprehensive income as a separate component of equity. The gain or loss from the terminated swaps remains in Other comprehensive income until the forecasted interest payments affect earnings. If it becomes probable that the forecasted interest payments will not occur then the entire gain or loss would be reclassified to earnings.

Other hedging activity

Prior to March 31, 2000, the Company entered into hedging transactions in connection with the purchase of Hybrid ARMs between the trade date and the settlement date. Generally, the Company has hedged the cost of obtaining future fixed rate financing by entering into a commitment to sell similar duration fixed-rate mortgage-backed securities ("MBS") on the trade date and settled the commitment by purchasing the same fixed-rate MBS on the purchase date. Realized gains and losses were deferred and amortized as a yield adjustment over the fixed rate period of the financing. Upon the adoption of FAS 133, the Company recorded a cumulative adjustment for a change in accounting principle in Other comprehensive income in the amount of $1.7 million to record the deferred gains from Other hedging activity, previously included in Reverse repurchase agreements in the Company's consolidated balance sheets. As of December 31, 2001, $0.8 million of deferred gains from other hedging activity remained in Other comprehensive income and the Company estimates that over the next twelve months, $0.7 million will be reclassified to earnings.

Income taxes

The Company, excluding TMHL and its subsidiaries, elected to be taxed as a Real Estate Investment Trust ("REIT") and believes it complies with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") with respect thereto. Accordingly, the Company will not be subject to Federal income tax on that portion of its income that is distributed to shareholders and as long as certain asset, income and stock ownership tests are met. During 2001, TMHL and each of its subsidiaries were taxable REIT subsidiaries and, as such, were subject to both federal and state corporate income tax. For the years ended December 31, 2001and 2000, TMHL had immaterial taxable losses. As of January 1, 2002, the Company revoked its election to operate TMHL and its subsidiaries as taxable REIT subsidiaries and as a result they are now qualified REIT subsidiaries.

The Company declared a $0.55 common dividend on December 22, 2001, which was paid on January 31, 2002. This dividend will be taken as a dividend deduction on the Company's 2001 income tax return and is therefore taxable income for common shareholders for 2001, as well as the four common dividends paid during 2001.

Net earnings per share

Basic EPS amounts are computed by dividing net income (adjusted for dividends declared on preferred stock) by the weighted average number of common shares outstanding. Diluted EPS amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the earnings per common share.

Following is information about the computation of the earnings per share data for the years ended December 31, 2001, 2000 and 1999 (Amounts in thousands except per share data):

	Income	Shares	Earnings Per Share
2001			
Net income	$ 58,460		
Less preferred stock dividends	(6,679)		
Basic EPS, income available to common shareholders	51,781	24,754	$ 2.09
Effect of dilutive securities:			
Stock options	-	49	
Diluted EPS	$ 51,781	24,803	$ 2.09
2000			
Net income	$ 29,165		
Less preferred stock dividends	(6,679)		
Basic EPS, income available to common shareholders	22,486	21,506	$ 1.05
Effect of dilutive securities:			
Stock options	-	13	
Diluted EPS	$ 22,486	21,519	$ 1.05
1999			
Net income	$ 25,584		
Less preferred stock dividends	(6,679)		
Basic EPS, income available to common shareholders	18,905	21,490	$ 0.88
Effect of dilutive securities:			
Stock options	-	-	
Diluted EPS	$ 18,905	21,490	$ 0.88

The Company has granted options to directors and officers of the Company and employees of the Manager to purchase 35,666, 210,022 and 186,779 shares of common stock at average prices of $10.56, $7.43 and $8.90 per share during the years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, all of the options to purchase shares of common stock had either been exercised, cancelled or had expired. The conversion of preferred stock was not included in the computation of diluted EPS for any year because such conversion would increase the diluted EPS.

Recent Accounting Pronouncements

In September of 2000, the Financial Accounting Standards Board issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* The Company has adopted this standard effective April 1, 2001. The adoption of this standard does not materially affect the Company's reported results of operations or financial position. The Company has included the required additional disclosures of SFAS 140 in Note 1 under Adjustable-rate mortgage assets and in Note 2.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Adjustable-Rate Mortgage Assets and Interest Rate Cap Agreements

The following tables present the Company's ARM assets as of December 31, 2001 and 2000. The ARM securities classified as available-for-sale are carried at their fair value, while the ARM loans are carried at their amortized cost basis (dollar amounts in thousands):

December 31, 2001:

	Available-for-Sale ARM Securities	Collateral for Notes Payable	ARM Loans	Total
Principal balance outstanding	$ 5,092,713	$ 465,733	$ 98,711	$ 5,657,157
Net unamortized premium	45,025	8,204	155	53,384
Basis adjustments/Allowance for losses	(5,891)	(3,185)	(100)	(9,176)
Cap agreements	3,622	-	-	3,622
Principal payment receivable	36,080	-	-	36,080
Amortized cost, net	5,171,549	470,752	98,766	5,741,067
Gross unrealized gains	35,439	4,346	216	40,001
Gross unrealized losses	(43,930)	(2,768)	(258)	(46,956)
Fair value	$ 5,163,058	$ 472,330	$ 98,724	$ 5,734,112
Carrying value	$ 5,163,058	$ 470,752	$ 98,766	$ 5,732,576

December 31, 2000:

	Available-for-Sale ARM Securities	Collateral for Notes Payable	ARM Loans	Total
Principal balance outstanding	$ 3,359,301	$ 606,686	$ 165,131	$ 4,131,118
Net unamortized premium	56,759	11,759	(567)	67,951
Basis adjustments/Allowance for losses	(1,869)	(2,949)	(151)	(4,969)
Cap agreements	3,705	200	-	3,905
Principal payment receivable	19,883	-	-	19,883
Amortized cost, net	3,437,779	615,696	164,413	4,217,888
Gross unrealized gains	7,526	45	2,029	9,600
Gross unrealized losses	(85,953)	(10,499)	(97)	(96,549)
Fair value	$ 3,359,352	$ 605,242	$ 166,345	$ 4,130,939
Carrying value	$ 3,359,352	$ 615,696	$ 164,413	$ 4,139,461

During 2001, the Company sold $108.1 million of ARM securities and realized $244,000 in gains and $245,000 in losses. In addition, the Company sold $0.3 million of fixed-rate loans that it originated during 2001 for a gain of $2,000. During 2000, the Company realized $287,000 in gains and no losses on the sale of $120.0 million of ARM assets, and during 1999, the Company realized $52,000 in gains and $5,000 in losses on the sale of $18.6 million of ARM assets. All of the ARM securities sold were classified as available-for-sale.

During 2001, the Company securitized $1.219 billion of its ARM loans into a series of privately-issued multi-class ARM securities. The Company retained, for its ARM portfolio, all of the classes of the securities created. In addition, during 2001, the Company swapped $23.2 million ARM loans for FNMA guaranteed certificates. The Company did not account for any of these securitizations as sales and, therefore, did not record any gain or loss in connection with these securitizations. The Company carries the securities at fair value, based primarily on market value prices received from dealers familiar with similar securities. As of December 31, 2001, the Company had $1.865 billion of ARM assets that have resulted from the Company's securitization efforts.

The Company has performed a stress test of the fair value of these ARM assets using a discounted cash flow model that used, as its key assumptions, prepayment speeds, potential credit losses and discount rates. In performing the stress test, the Company made a 10% and 20% pessimistic change to each key assumption, individually. The table below identifies the key assumptions and the effect of each adverse change on the fair value of the ARM assets (dollars in millions):

Carrying amount	$	1,865.0
Fair Value	$	1,866.6
Weighted average life (in years)		2.6
Prepayment speed assumption (annual rate)		29.4%
Impact on fair value of 10% adverse change	$	(2.9)
Impact on fair value of 20% adverse change	$	(6.7)
Projected credit losses (annual rate)		0.10%
Impact on fair value of 10% adverse change	$	(0.5)
Impact on fair value of 20% adverse change	$	(0.9)
Cash flow discount rate		5.49%
Impact on fair value of 10% adverse change	$	(21.2)
Impact on fair value of 20% adverse change	$	(41.9)

These sensitivities presented in the table above are hypothetical and should be used with caution. As the figures indicate, changes in fair value generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation of a particular key assumption is calculated without changing any other assumption. In reality, changes in one factor may occur simultaneously with changes in one or more of the other key assumptions, which may magnify or offset the sensitivities.

As of December 31, 2001 and 2000, the Company had reduced the cost basis of its securitized ARM loans by $7,925,000 and $635,000, respectively, due to estimated credit losses (other than temporary declines in fair value). A portion of the estimated credit losses was provided for prior to securitization as a loan loss provision in the amount of $3,513,000. In addition, a portion was estimated and recorded at the time of securitization in determining the realizable value of the subordinated classes created in the securitization during 2001 in the amount of $3,752,000.

As of December 31, 2001 and 2000, the Company had reduced the cost basis of other ARM securities by $1,151,000 and $1,234,000, respectively, due to estimated credit losses (other than temporary declines in fair value). The estimated credit losses for these ARM securities relate to Other Investments that the Company purchased at a discount that included an estimate of credit losses. During 2001, the Company recorded realized losses on these ARM securities in the amount of $83,000 and, in accordance with its credit policies, the Company did not provided for any additional estimated credit losses.

The following tables summarize ARM loan delinquency information as of December 31, 2001 and 2000 (dollar amounts in thousands):

2001

Delinquency Status	Loan Count	Loan Balance	Percent of ARM Loans (1)	Percent of Total Assets
60 to 89 days	3	$ 695	0.04%	0.01%
90 days or more	2	385	0.02	0.01
In foreclosure	4	552	0.03	0.01
	9	$ 1,632	0.09%	0.03%

2000

Delinquency Status	Loan Count	Loan Balance	Percent of ARM Loans (1)	Percent of Total Assets
60 to 89 days	3	$ 447	0.04%	0.01%
90 days or more	-	-	-	-
In foreclosure	5	3,980	0.34	0.10
	8	$ 4,427	0.38%	0.11%

(1) ARM loans includes loans that the Company has securitized and retained first loss credit exposure for total amounts of $1.924 billion and $1.165 billion at December 31, 2001 and 2000, respectively.

The following table summarizes the activity for the allowance for losses on ARM loans for the year ended December 31, 2001 and 2000 (dollar amounts in thousands):

	2001	2000
Beginning balance	$ 3,100	$ 2,208
Provision for losses	513	951
Adjustment to allowance for losses in connection with securitization of loans	(3,513)	-
Charge-offs, net	-	(59)
Ending balance	$ 100	$ 3,100

As of December 31, 2001, the Company owned two real estate properties as a result of foreclosing on delinquent loans in the aggregate amount of $0.3 million. The Company believes that its current level of reserves is adequate to cover any estimated loss, should one occur, from the sale of these properties.

As of December 31, 2001, the Company had commitments to purchase or originate the following amounts of ARM assets (dollar amounts in thousands):

Agency ARM securities	$ 394,146
Whole loans – correspondent	181,264
Whole loans – direct originations	157,006
	$ 732,416

As of December 31, 2001 and December 31, 2000, the Company had purchased Cap Agreements with a remaining notional amount of $2.254 billion and $2.624 billion, respectively. The notional amount of the Cap Agreements purchased declined at a rate that is expected to approximate the amortization of the ARM securities. Under these Cap Agreements, the Company will receive cash payments should the one-month, three-month or six-month London InterBank Offer Rate ("LIBOR") increase above the contract rates of these hedging instruments that range from 5.875% to 12.00% and average approximately 10.05%. The Cap Agreements owned by the Company, prior to the quarter ended September 30, 2001, were hedging the fair value of the Life Cap component of the Company's ARM securities, which have an average lifetime interest rate cap of 11.09%. During the quarters ended September 30, 2001 and December 31, 2001, the change in fair value of the Cap Agreements compared to the change in the fair value of the hedged assets did not meet the effectiveness requirements of FAS 133. Therefore, the Company recorded the change in fair value of the Cap Agreements as hedging expense and did not record an offsetting amount associated with the change in fair value of the hedged assets. The Cap Agreements had an average maturity of 1.5 years as of December 31, 2001. The initial aggregate notional amount of the Cap Agreements declines to approximately $2.173 billion over the period of the agreements, which expire between 2002 and 2004. During the year ended December 31, 2001, the Company recognized expenses of $1,337,000 related to hedge ineffectiveness of its fair value hedges, which is reported as Hedging expense in the Company's Consolidated Statements of Operations.

The Company has credit risk to the extent that the counterparties to the Cap Agreements do not perform their obligations under the Cap Agreements. If one of the counterparties does not perform, the Company would not receive the cash to which it would otherwise be entitled under the conditions of the Cap Agreement. In order to mitigate this risk and to achieve competitive pricing, the Company has entered into Cap Agreements with six different counterparties, five of which are rated AAA and one is rated A, but the Company has a two-way collateral agreement protecting its credit exposure with this counterparty. The fair value of the Cap Agreements at December 31, 2001 amounted to $431,000 and is included in ARM securities on the balance sheet.

Note 3. Reverse Repurchase Agreements, Collateralized Notes Payable and Other Borrowings

The Company has arrangements to enter into reverse repurchase agreements with 22 different financial institutions and on December 31, 2001, had borrowed funds with 14 of these firms. Because the Company borrows money under these agreements based on the fair value of its ARM assets and because changes in interest rates can negatively impact the valuation of ARM assets, the Company's borrowing ability under these agreements could be limited and lenders may initiate margin calls in the event interest rates change or the value of the Company's ARM assets decline for other reasons.

As of December 31, 2001, the Company had outstanding $4.739 billion of reverse repurchase agreements with a weighted average borrowing rate of 2.24% and a weighted average remaining maturity of 2.8 months. As of December 31, 2000, the Company had outstanding $2.962 billion of reverse repurchase agreements with a weighted average borrowing rate of 6.80% and a weighted average remaining maturity of 2.3 months. As of December 31, 2001, $1.754 billion of the Company's borrowings were variable-rate term reverse repurchase agreements with original maturities that range from five months to thirteen months. The interest rates of these term reverse repurchase agreements are indexed to either the one- or three-month LIBOR rate and reprice accordingly. ARM assets with a carrying value of $4.977 billion, including accrued interest, collateralized the reverse repurchase agreements at December 31, 2001.

At December 31, 2001, the reverse repurchase agreements had the following remaining maturities (dollar amounts in thousands):

Within 30 days	$ 2,772,181
31 to 89 days	403,490
90 to 365 days	1,423,749
Over 365 days	105,475
	4,704,895
Swap Agreements	33,932
	$ 4,738,827

As of December 31, 2001, the Company had entered into four whole loan financing facilities. One of the whole loan financing facilities had a committed borrowing capacity of $150 million and matured in January 2002. The Company has a second committed whole loan financing facility that has a borrowing capacity of $300 million and matures in March 2002. The Company expects to renew this facility. The Company also has two other whole loan financing facilities, both of which have borrowing capacities of $150 million and mature in November 2002. Each of these facilities can be increased to a borrowing capacity of $300 million, at the option of the Company, for an additional fee. As of December 31, 2001, the Company had $37.7 million borrowed against these whole loan financing facilities at an effective cost of 2.53%. As of December 31, 2000, the Company had $158.6 million borrowed against whole loan financing facilities at an effective cost of 7.05%. The amount borrowed on the whole loan financing agreements at December 31, 2001 was collateralized by ARM loans with a carrying value of $39.3 million, including accrued interest.

The whole loan financing facility with a borrowing capacity of $300 million, discussed above, is a securitization transaction in which the Company transfers groups of whole loans to a wholly owned bankruptcy remote special purpose subsidiary. The subsidiary in turn simultaneously transfers its interest in the loans to a trust, which issues beneficial interests in the loans in the form of a note and a subordinated certificate. The note is then used to collateralize borrowings. This whole loan financing facility works similar to a secured line of credit whereby the Company can deliver loans into the facility and take loans out of the facility at the Company's discretion, subject to the terms and conditions of the facility. This securitization transaction is accounted for as a secured borrowing. The Company entered into this securitization transaction in March 2000 and began using this facility in May 2000.

On December 18, 1998, the Company, through a wholly-owned bankruptcy remote special purpose finance subsidiary, issued $1.144 billion of notes payable ("Notes") collateralized by ARM loans and ARM securities. As part of this transaction, the Company retained ownership of a subordinated certificate in the amount of $32.4 million, which represents the Company's maximum exposure to credit losses on the loans collateralizing the Notes. As of December 31, 2001, the Notes had a net balance of $432.6 million, an effective interest cost of 2.65%, which changes each month at a spread to one-month LIBOR. As of December 31, 2001, these Notes were collateralized by ARM loans with a principal balance of $465.7 million. The Notes mature on January 25, 2029 and are callable by the Company at par once the balance of the Notes is reduced to 25% of their original balance. In connection with the issuance and modification of the Notes, the Company incurred costs of approximately $6.0 million, which is being amortized over the expected life of the Notes. Since the Notes are paid down as the collateral pays down, the amortization of the issuance cost will be adjusted periodically based on actual payment experience. If the collateral pays down faster than currently estimated, then the amortization of the issuance cost will increase and the effective cost of the Notes will increase and, conversely, if the collateral pays down slower than currently estimated, then the amortization of issuance cost will be decreased and the effective cost of the Notes will also decrease.

During September 2001, the Company entered into a $10 million line of credit agreement collateralized by payment receivables in connection with Agency ARM securities. As of December 31, 2001, the Company had $2.6 million borrowed against this line of credit at an effective interest rate of 3.93%. The interest rate on this credit line varies with one-month LIBOR. As of December 31, 2001, this line was collateralized by Agency ARM security payment receivables in the amount of $3.5 million.

As of December 31, 2001, the Company was counterparty to thirty-eight interest rate swap agreements ("Swaps") having an aggregate notional balance of $1.690 billion. These Swaps hedge the cost of financing Hybrid ARMs during their fixed rate term, generally three to ten years. The Company limits the interest rate mismatch on the funding of its Hybrid ARMs (the difference between the duration of the fixed-rate period of Hybrid ARMs and the duration of the fixed-rate liabilities and equity funding Hybrid ARMs) to a duration difference of no more than one year. As of December 31, 2001, these Swaps had a weighted average maturity of 2.8 years. In accordance with these Swaps, the Company will pay a fixed rate of interest during the term of these Swaps and receive a payment that varies monthly with the one-month LIBOR rate. As a result of entering into these Swaps the Company has reduced the interest rate variability of its cost to finance its ARM assets by increasing the average period until the next repricing of its borrowings from 45 days to 375 days. As of December 31, 2001, ARM assets with a carrying value of $20.8 million collateralized the Swap Agreements, including accrued interest and cash in the amount of $3.0 million.

The total cash paid for interest was $205.7 million, $249.6 million and $233.3 million for 2001, 2000 and 1999 respectively.

Note 4. Fair Value of Financial Instruments and Off-Balance Sheet Credit Risk

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and December 31, 2000. (dollar amounts in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
ARM assets	$ 5,732,145	$ 5,733,681	$ 4,137,943	$ 4,129,421
Cap Agreements	431	431	1,518	1,518
Liabilities:				
Reverse repurchase agreements	4,704,895	4,704,895	2,961,617	2,961,617
Collateralized notes payable	432,581	434,469	603,910	605,927
Other borrowings	40,283	40,283	158,593	158,593
Swap agreements	33,932	33,932	(334)	7,259

The above carrying amounts for assets are combined in the balance sheet under the caption "Adjustable-rate mortgage assets." The carrying amount for securities, which are categorized as available-for-sale, is their fair value whereas the carrying amount for loans, which are categorized as held for the foreseeable future, is their amortized cost.

Note 5. Common and Preferred Stock

The Company has issued 2,760,000 shares of Series A 9.68% Cumulative Convertible Preferred Stock at a price of $25 per share. Net proceeds from this issuance totaled $65.8 million. The dividends are cumulative commencing on the issue date and are payable quarterly, in arrears. The dividends per share are equal to the greater of (i) $0.605 per quarter, or (ii) the quarterly dividend declared on the Company's common stock. Each share is convertible at the option of the holder at any time into one share of common stock. The preferred shares are redeemable by the Company on and after December 31, 1999, in whole or in part, as follows: (i) for one share of common stock plus accumulated, accrued but unpaid dividends, provided that for 20 trading days within any period of 30 consecutive trading days the closing price of the common stock equals or exceeds the conversion price of $25, or (ii) for cash at the issue price of $25, plus any accumulated, accrued but unpaid dividends through the redemption date. In the event of liquidation, the holders of the preferred shares will be entitled to receive out of the assets of the Company, prior to any distribution to the common shareholders, the issue price of $25 per share in cash, plus any accumulated, accrued and unpaid dividends. The Company has not, nor does it have any currents plans to exercise its redemption rights at this time.

On January 25, 2001, the Board of Directors adopted a Shareholder Rights Agreement (the "Rights Agreement"). The Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock") to shareholders of record as of the close of business on April 6, 2001 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined in the Rights Agreement). Each Right entitles the registered holder thereof to purchase from the Company a unit (a "Preferred Unit") consisting of one one-thousandth of a share of Series B Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a cash exercise price of $50.00 per Preferred Unit (the "Exercise Price"), subject to adjustment.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a transaction not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.

On May 31, 2001, the Company filed a combined shelf registration statement on Form S-3 for $409 million of equity securities, which included $109 million of securities that were registered under a previously filed registration statement. On July 6, 2001, the combined registration statement for $409 million, which includes the possible issuances of common stock, preferred stock or warrants, was declared effective by the Securities and Exchange Commission. In addition, the Company's Board of Directors suspended the Company's previously approved program to repurchase shares. The Company had not repurchased any shares under this program since 1998. During August 2001, the Company completed a public offering of 5,791,500 shares of its common stock, for which it received net proceeds of $86.9 million. Additionally, during November 2001, the Company also completed a public offering of 4,340,000 shares of its common stock, for which it received net proceeds of $66.1 million.

During 2001, the Company issued 1,173,685 shares of common stock under its Dividend Reinvestment and Stock Purchase Plan and received net proceeds of $20.7 million. During 2000 and 1999, the Company did not issue any shares of common stock under this plan.

Note 6. Stock Option Plan

The Company has a Stock Option and Incentive Plan (the "Plan") that authorizes the granting of options to purchase an aggregate of up to 1,800,000 shares, but not more than 5% of the outstanding shares of the Company's common stock. The Plan authorizes the Board of Directors, or a committee of the Board of Directors, to grant Incentive Stock Options ("ISOs") as defined under section 422 of the Internal Revenue Code of 1986, as amended, options not so qualified ("NQSOs"), Dividend Equivalent Rights ("DERs"), Stock Appreciation Rights ("SARs"), Phantom Stock Rights ("PSRs") and restricted common stock.

The exercise price for any options granted under the Plan may not be less than 100% of the fair value of the shares of the common stock at the time the option is granted. Options become exercisable six months after the date granted and will expire ten years after the date granted, except options granted in connection with an offering of convertible preferred stock, in which case such options become exercisable if and when the convertible preferred stock is converted into common stock.

Restricted shares of common stock are granted at the discretion of the Board of Directors and approval of the Stock Option Committee. Restricted shares of common stock are generally granted in lieu of ISOs and NQSOs, based on equivalent values as calculated by a Black Scholes option model. At the time restricted shares are granted, the Board of Directors determines the vesting period, generally three years. In general, a portion of the restricted shares vest at the end of each year of the vesting period and the shares participate in the common dividends declared during the vesting period. The Company expenses the value of the restricted shares, based on their value as of the date of grant, over the vesting period.

The Company usually issues DERs at the same time ISOs, NQSOs and shares of restricted stock are granted. The number of PSRs issued is based on the level of the Company's dividends and on the price of the Company's stock on the related dividend payment date and is equivalent to the cash that otherwise would be paid on the outstanding DERs and previously issued PSRs.

During 2001, there were 55,636 restricted common shares granted, 355,600 DERs granted and 45,330 PSRs issued. As of the December 31, 2001, there were 723,574 DERs outstanding, of which 695,413 were vested, and 89,260 PSRs outstanding. The Company recorded an expense associated with the DERs and the PSRs of $1,454,000, $274,000 and $92,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Of the expense recorded in 2001, $700,000 was the amount of dividends paid on DERs and PSRs, $662,000 was the impact of the increase in the Company's common stock price on the value of the PSRs which was recorded as a fair value adjustment and $92,000 was the amortization of the value of granting restricted shares.

During 2001, stock options for 371,429 shares of common stock were exercised at an average price of $8.46 and $2.7 million of notes receivable were executed in connection with the exercise of these options and the Company received net proceeds of $463.5 thousand. During 2000, stock options for 82,797 shares of common stock were exercised at an average price of $8.83 and $685.7 thousand of notes receivable were executed in connection with the exercise of these options and the Company received net proceeds of $45.3 thousand. During 1999, there were no exercises of stock options.

Notes receivable from stock sales result from the Company selling shares of common stock through the exercise of stock options partially for consideration for notes receivable. The notes mature during 2010 and accrue interest at a rate of 3.91% per annum. In addition, the notes are full recourse promissory notes and are secured by a pledge of the shares of the Common Stock acquired. Interest, which is credited to paid-in-capital, is payable quarterly, with the balance due at the maturity of the notes. The payment of the notes will be accelerated only upon the sale of the shares of Common Stock pledged for the notes. The notes may be prepaid at any time at the option of each borrower. As of December 31, 2001, there was $7.9 million of notes receivable outstanding from stock sales.

The Company accounts for stock options under the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model (dollar amounts in thousands, except per share data).

	2001	2000	1999
Net income - as reported	$ 58,460	$ 29,165	$ 25,584
Net income - pro forma	58,420	28,989	25,428
Basic EPS - as reported	2.09	1.05	0.88
Basic EPS - pro forma	2.09	1.04	0.87
Diluted EPS - as reported	2.09	1.05	0.88
Diluted EPS - pro forma	2.09	1.04	0.87
Assumptions:			
Dividend yield	10.00%	10.00%	10.00%
Expected volatility	33.4%	32.4%	30.1%
Risk-free interest rate	5.19%	6.29%	5.48%
Expected lives	7 years	7 years	7 years

Information regarding stock options is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	916,698	$ 14.248	789,473	$ 15.494	612,402	$ 17.549
Granted	35,666	10.563	210,022	7.426	186,779	8.897
Exercised	(371,429)	8.455	(82,797)	8.829	-	-
Cancelled/Expired	(580,935)	17.725	-	-	(9,708)	18.227
Outstanding, end of year	-	$ -	916,698	$ 14.248	789,473	$ 15.494
Weighted average fair value of options granted during the year	$ 1.26		$ 0.93		$ 0.93	
Options exercisable at year end	-		804,053		631,828	

As presented in the table above, all of the stock options outstanding as of December 31, 2000 and the ones granted during 2001 were either cancelled or exercised during 2001. As of December 31, 2001, there are no stock options outstanding.

In January 2001, outstanding stock options for 578,303 shares at option exercise prices of $15.00 per share and above were voluntarily surrendered and cancelled by the officers and directors of the Company and employees of the Manager who held the options. The cancelled options were returned to the Plan and are available for future option grants under the Plan.

Note 7. Transactions with Affiliates

The Company has a Management Agreement (the "Agreement") with Thornburg Mortgage Advisory Corporation ("the Manager"). Under the terms of this Agreement, the Manager, subject to the supervision of the Company's Board of Directors, is responsible for the management of the day-to-day operations of the Company and provides all personnel and office space. According to the terms of the Agreement, certain defined expenses of the Manager are reimbursed by the Company, principally expenses of the Company's mortgage banking subsidiary related to mortgage loan acquisition, selling, servicing and securitization activities. During the years ended December 31, 2001 and 2000, TMHL reimbursed the Manager $1,599,000 and $75,000 for expenses, respectively, in accordance with the terms of the Agreement. The Agreement has a ten-year term and provides for an annual review by the unaffiliated directors of the Board of Directors of the Manager's performance under the Agreement. If the Company terminates the Agreement for a reason other than for cause, a minimum fee would be due to the Manager.

The Company pays the Manager an annual base management fee based on average shareholders' equity, adjusted for liabilities that are not incurred to finance assets ("Average Shareholders' Equity" or "Average Net Invested Assets" as defined in the Agreement) payable monthly in arrears as follows: 1.18% of the first $300 million of Average Shareholders' Equity, plus 0.87% of Average Shareholders' Equity above $300 million. The Agreement also has a cost of living clause that adjusts the base management fee formula by the change in the Consumer Price Index over the previous twelve-month period, effective as of each annual review of the Agreement. In addition, the three wholly-owned subsidiaries of the Company and the two wholly-owned subsidiaries of TMHL have entered into separate Management Agreements with the Manager for additional management services for a combined amount of $1,200 per month, paid in arrears.

For the years ended December 31, 2001, 2000 and 1999, the Company incurred costs of $4,897,000, $4,158,000 and $4,088,000, respectively, in base management fees in accordance with the terms of the Management Agreements. As of December 31, 2001 and 2000, $510,000 and $361,000, respectively, was payable by the Company to the Manager for the base management fee.

The Manager is also entitled to earn performance based compensation in an amount equal to 20% of the Company's annualized net income, before performance based compensation, above an annualized Return on Equity equal to the ten year U.S. Treasury Rate plus 1%. For purposes of the performance fee calculation, equity is generally defined as proceeds from issuance of common stock before underwriter's discount and other costs of issuance, plus retained earnings. For the year ended December 31, 2001 and 2000, the Company earned performance based compensation in the amount of $6,716,000 and $46,000, respectively, in accordance with the terms of the Agreement. As of December 31, 2001 and 2000, $3,092,000 and $46,000, respectively, was payable by the Company to the Manager for performance based compensation. For the year ended December 31, 1999, the Company did not pay the Manager any performance based compensation because the Company's net income, as measured by Return on Equity, did not exceed the ten-year U.S. Treasury Rate plus 1%.

For the years ended December 31, 2001 and 2000, the Company reimbursed the Manager and other affiliated companies $112,000 and $95,000, respectively, for certain other direct expenses of the Company, primarily related to shareholder relations, public relations and marketing consulting services. Beginning in 1999, the Company's subsidiaries, except TMHL, entered into separate lease agreements with the Manager for office space in Santa Fe, New Mexico. During 2001, 2000 and 1999, the combined amount of rent paid to the Manager was $14,000, $31,000 and $10,000, respectively.

Note 8. Summarized Quarterly Results (Unaudited)

The following is a presentation of the quarterly results of operations (amounts in thousands, except per share amounts):

	Year Ended December 31, 2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income from ARM assets and cash	$ 71,441	$ 66,249	$ 67,679	$ 73,225
Interest expense on borrowed funds	(42,507)	(46,456)	(51,965)	(58,901)
Net interest income	28,934	19,793	15,714	14,324
Hedging expense	(213)	(507)	(466)	(151)
Gain (loss) on ARM assets	-	-	1	-
Provision for credit losses	(91)	(231)	(153)	(178)
General and administrative expenses	(7,120)	(4,470)	(3,458)	(3,066)
Dividend on preferred stock	(1,670)	(1,670)	(1,669)	(1,670)
Cumulative effect of change in accounting principle			-	(202)
Net income available to common shareholders	$ 19,840	$ 12,915	$ 9,969	$ 9,057
Basic EPS	$ 0.65	$ 0.52	$ 0.46	$ 0.42
Diluted EPS	$ 0.65	$ 0.52	$ 0.46	$ 0.42
Average number of common shares outstanding	30,434	25,004	21,791	21,691

	Year Ended December 31, 2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income from ARM assets and cash	$ 73,150	$ 71,017	$ 73,152	$ 72,654
Interest expense on borrowed funds	(63,567)	(62,039)	(64,400)	(63,337)
Net interest income	9,583	8,978	8,752	9,317
Gain (loss) on ARM assets	238	-	49	-
Provision for credit losses	(176)	(270)	(381)	(331)
General and administrative expenses	(1,976)	(1,692)	(1,453)	(1,473)
Dividend on preferred stock	(1,669)	(1,670)	(1,670)	(1,670)
Net income available to common shareholders	$ 6,000	$ 5,346	$ 5,297	$ 5,843
Basic EPS	$ 0.28	$ 0.25	$ 0.25	$ 0.27
Diluted EPS	$ 0.28	$ 0.25	$ 0.25	$ 0.27
Average number of common shares outstanding	21,553	21,490	21,490	21,490

Note 9. Subsequent Event

On February 12, 2002, the Company completed a public offering of 5,400,000 shares of its common stock pursuant to its Registration Statement on Form S-3 that was declared effective on July 6, 2001. The Company received net proceeds of $99.1 million. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 810,000 shares of common stock to cover over-allotments at the public offering price of $19.41 per share, less the underwriting discounts and commissions.

SCHEDULE IV – Mortgage Loans on Real Estate

Column A, Description: The Company's whole loan portfolio at December 31, 2001, which consists of only first mortgages on single-family residential housing, is stratified as follows (dollar amounts in thousands):

Column A (continued) Description (4)		Column B	Column C	Column G	Column H
Range of Carrying Amounts of Mortgages	Number of Loans	Interest Rate	Final Maturity Date	Carrying Amount of Mortgages (3)	Principal Amount of Loans Delinquent as to Principal or Interest
ARM Loans:					
$ 0 - 250	414	3.50 – 9.48	Various	$ 54,539	$ 620
251 - 500	218	2.88 – 9.11	Various	77,676	-
501 - 750	80	3.61 – 8.73	Various	48,543	-
751 - 1,000	41	3.23 – 8.61	Various	37,748	-
over 1,000	34	3.25 – 6.61	Various	47,686	-
	787			266,192	620
Hybrid Loans:					
0 - 250	816	3.75 – 9.23	Various	103,145	389
251 - 500	309	3.75 – 8.48	Various	110,417	623
501 - 750	71	4.50 – 8.48	Various	43,004	-
751 - 1,000	32	4.70 – 7.73	Various	28,778	-
over 1,000	8	5.75 – 7.61	Various	12,618	-
	1,236			297,962	1,012
Premium				8,360	
Allowance for losses (2)				(100)	
	2,023			$ 572,414	$ 1,632

Notes:

(1) Reconciliation of carrying amounts of mortgage loans:

Balance at December 31, 2000	$ 811,379
Additions during 2001:	
Loan purchases	1,185,280
Transfer of loan loss reserves at time of loan securitization	3,513
	1,188,793
Deductions during 2001:	
Collections of principal	198,121
Cost of mortgage loans securitized	1,223,921
Cost of mortgage loans sold	333
Cost of mortgage loans transferred to REO	520
Provision for losses	513
Amortization of premium	4,350
	1,427,758
Balance at December 31, 2001	$ 572,414

(2) The provision for losses is based on management's assessment of various factors.
(3) Cost for Federal income taxes is the same.
(4) The geographic distribution of the Company's whole loan portfolio at December 31, 2001 is as follows:

State or Territory	Number of Loans	Carrying Amount
Arizona	45	$ 11,978
California	271	122,212
Colorado	59	27,038
Connecticut	43	14,560
Florida	267	62,310
Georgia	181	54,576
Illinois	54	15,683
Massachusetts	58	15,205
Maryland	40	11,620
Michigan	89	15,655
Missouri	67	9,770
New Jersey	81	24,684
New York	183	43,733
Texas	74	17,007
Washington	35	9,294
Other states, less than 41 loans each	476	108,829
Premium		8,360
Allowance for losses		(100)
TOTAL	2,023	$ 572,414

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THORNBURG MORTGAGE, INC.
(Registrant)

Dated: March 27, 2002

/s/ Garrett Thornburg
Garrett Thornburg
Chairman of the Board of Directors and
Chief Executive Officer
(Principal Executive Officer)

Dated: March 27, 2002

/s/ Richard P. Story
Richard P. Story
Executive Vice President, Director
and Chief Financial Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Garrett Thornburg Garrett Thornburg	Chairman of the Board, Director and Chief Executive Officer	March 27, 2002
/s/ Larry A. Goldstone Larry A. Goldstone	President, Director and Chief Operating Officer	March 27, 2002
/s/ Richard P. Story Richard P. Story	Executive Vice President, Director and Chief Financial Officer	March 27, 2002
/s/ Joseph H. Badal Joseph H. Badal	Executive Vice President and Director	March 27, 2002
/s/ David A. Ater David A. Ater	Director	March 27, 2002
/s/ Ike Kalangis Ike Kalangis	Director	March 27, 2002
/s/ Owen M. Lopez Owen M. Lopez	Director	March 27, 2002
/s/ James H. Lorie James H. Lorie	Director	March 27, 2002
/s/ Francis I. Mullin III Francis I. Mullin III	Director	March 27, 2002
/s/ Stuart C. Sherman Stuart C. Sherman	Director	March 27, 2002

Exhibit Index

Exhibit Number	Exhibit Description	Sequentially Numbered Page
1.1	Sales Agency Agreement (a)	
3.1	Articles of Incorporation of the Registrant (b)	
3.1.1	Articles of Amendment to Articles of Incorporation dated June 29, 1995 (c)	
3.1.2	Articles Supplementary dated January 21, 1997 (d)	
3.1.3	Amendment to Articles of Incorporation dated April 27, 2000 (e)	
3.1.4	Form of Articles Supplementary for Series B Cumulative Preferred Stock (o)	
3.2	Amended and Restated Bylaws of the Registrant (f)	
3.2.1.1	Amendment to the Restated Bylaws of the Registrant (g)	
3.3	Audit Committee Charter dated January 25, 2001 (n)	
4.1	Specimen Common Stock Certificates (b)	
4.2	Specimen Preferred Stock Certificates (d)	
4.3	Form of Common Stock Certificate (o)	
4.4	Form of Preferred Stock Certificate for Series B Cumulative Preferred Stock (o)	
4.5	Form of Right Certificate (o)	
10.1	Management Agreement between the Registrant and Thornburg Mortgage Advisory Corporation dated July 15, 1999 (h)	
10.1.1	Amendment No. 1 to the Management Agreement dated October 17, 2000 (i)	
10.2	Form of Servicing Agreement (b)	
10.3	Form of 1992 Stock Option and Incentive Plan as amended and restated March 14, 1997 (j)	
10.3.1	Amendment dated December 16, 1997 to the amended and restated 1992 Stock Option and Incentive Plan (k)	
10.3.2	Amendment dated April 15, 1999 to the amended and restated 1992 Stock Option and Incentive Plan (h)	
10.3.3	Amendment dated July 17, 2001 to the amended and restated 1992 Stock Option and Incentive Plan (p)	
10.4	Form of Dividend Reinvestment and Stock Purchase Plan (l)	
10.5	Trust Agreement dated as of December 1, 1998 (m)	
10.6	Indenture Agreement dated as of December 1, 1998 (m)	
10.7	Sales and Service Agreement dated as of December 1, 1998 (m)	
10.8	Form of Shareholder Rights Agreement (o)	
22.	Notice and Proxy Statement for the Annual Meeting of Shareholders to be held on April 25, 2002 (n)	
23.1	Consent of Independent Accountants *	79

* Being filed herewith.

(a) Previously filed with Registrant's Form 8-K dated October 10, 1995 and incorporated herein by reference pursuant to Rule 12b-32.
(b) Previously filed as part of Form S-11 which went effective on June 18, 1993 and incorporated herein by reference pursuant to Rule 12b-32.
(c) Previously filed with Registrant's Form 10-Q dated June 30, 1995 and incorporated herein by reference pursuant to Rule 12b-32.
(d) Previously filed as part of Form 8-A dated January 17, 1997 and incorporated herein by reference pursuant to Rule 12b-32.
(e) Previously filed with Registrant's Form 10-Q dated March 31, 2000 and incorporated herein by reference pursuant to Rule 12b-32.
(f) Previously filed as part of Form S-8 dated July 1, 1994 and incorporated herein by reference pursuant to Rule 12b-32.
(g) Previously filed with Registrant's Form 10-Q dated September 30, 1999 and incorporated herein by reference pursuant to Rule 12b-32.
(h) Previously filed with Registrant's Form 10-Q dated June 30, 1999 and incorporated herein by reference pursuant to Rule 12b-32.
(i) Previously filed with Registrant's Form 10-Q dated September 30, 2000 and incorporated herein by reference pursuant to Rule 12b-32.
(j) Previously filed with Registrant's Form 10-K dated December 31, 1996 and incorporated herein by reference pursuant to Rule 12b-32.
(k) Previously filed with Registrant's Form 10-K dated December 31, 1997 and incorporated herein by reference pursuant to Rule 12b-32.
(l) Previously filed as Exhibit 4 to Registrant's registration statement on Form S-3D dated September 24, 1997 and incorporated herein by reference pursuant to Rule 12b-32.
(m) Previously filed with Registrant's Form 10-K dated December 31, 1998 and incorporated herein by reference pursuant to Rule 12b-32.
(n) Filed on March 27, 2002 and incorporated by reference pursuant to Rule 12b-32.
(o) Previously filed with Registrant's Form 10-K dated December 31, 2000 and incorporated by reference pursuant to Rule 12b-32.
(p) Previously filed with Registrant's Form 10-Q dated September 30, 2001 and incorporated herein by reference pursuant to Rule 12b-32.

Board of Directors

GARRETT THORNBURG, 56
Chairman of the Board and Chief Executive Officer of Thornburg Mortgage since 1993. 4

DAVID A. ATER, 57
President, Ater & Associates. Director since 1995. 1, 4

JOSEPH H. BADAL, 57
Executive Vice President of Thornburg Mortgage. Director since 1995.

LARRY A. GOLDSTONE, 47
President and Chief Operating Officer of Thornburg Mortgage since 1993.

IKE KALANGIS, 64
Director of Citadel Communications, American Home Furnishings and Greer Enterprises. Director since 2001. 2, 3

OWEN W. LOPEZ, 61
Executive Director of the McCune Charitable Foundation. Director since 1996. 2, 3

JAMES H. LORIE, 80
Eli B. and Harriet B. Williams Professor Emeritus of Business Administration, University of Chicago, Graduate School of Business Administration and Director of Pittway Corporation. Director since 1993. 2, 3

FRANCIS I. MULLIN, III, 58
Director of the Community Coffee Company, Kaleidoscope Designs and Blue Cross Blue Shield Association. Director since 2001. 1, 3

STUART C. SHERMAN, 63
President of American Southwest Development Company and President of S.C. Sherman & Company. Director since 1993. 1, 4

RICHARD P. STORY, 49
Chief Financial Officer, Executive Vice President and Treasurer of Thornburg Mortgage. Director since 2001.

1. Audit Committee
2. Nominating Committee
3. Stock Option Committee
4. Executive Committee

Corporate Information

STOCK INFORMATION
Thornburg Mortgage common stock is listed on the New York Stock Exchange under the ticker symbol "TMA." Thornburg Mortgage Preferred Stock Series A is also listed on the New York Stock Exchange (ticker symbol "TMAPrA").

THORNBURG MORTGAGE WEB SITE
The Thornburg Mortgage web site, www.thornburg.com, provides a wide variety of information, including up-to-the-minute company news and details on our mortgage rates, products and services.

ANNUAL MEETING
The annual meeting will be held at 9:00 a.m. MST on April 25, 2002, at the La Posada Hotel, Montana Room B, 330 E. Palace Avenue, Santa Fe, New Mexico.

TRANSFER AGENT
Stockholder address changes and inquiries regarding stock transfers, dividend reinvestment, 1099-DIV reporting, and lost securities for common and preferred stocks should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Toll Free: 877-777-0800
Facsimile: 718-236-4588

AUDITORS
PriceWaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

LEGAL COUNSEL
Jeffers, Shaff & Falk
18881 Von Karman Avenue
Suite 1400
Irvine, CA 92612

SHAREHOLDER COMMUNICATIONS
The Thornburg Mortgage 2001 Annual Report & Form 10-K are available for viewing/printing on our web site: www.thornburg.com

For a printed copy, please contact:

Investor Relations Department
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501
Toll-free: 888-898-8698
or 505-989-1900
Facsimile: 505-989-8156
Email: investorrelations@thornburg.com

Thornburg Mortgage is one of the Thornburg Companies, which includes Thornburg Investment Management, an investment firm with over $5.0 billion in assets in eleven mutual funds and separately managed portfolios. The Thornburg Companies share three hallmarks: high quality operations, a disciplined approach to managing investments and controlling risks, and innovative strategies for achieving investors' goals.

Thornburg Mortgage

150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501
505.989.1900
investorrelations@thornburg.com
www.thornburg.com